FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2011

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

A copy of the 2011 interim report of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant in August 2011.

Contents

2	Interim Results
2	Business Review for the First Half of the Year
3	Prospects for the Second Half of the Year
5	Management’s Discussion and Analysis (Prepared under IFRS)
16	Share Capital Structure
16	Purchase, Sale or Redemption of Shares
17	Major Shareholding Structure of the Company
17	Directors’ and Supervisors’ Right to Purchase Shares
18	Public Float
18	Dividends
18	Disclosure of Major Events
19	Corporate Governance
31	Review by the Audit Committee
31	Legal Proceedings
31	Documents for Inspection
Prepared in accordance with International Financial Reporting Standards
33	Condensed Consolidated Interim Balance Sheet (Unaudited)
35	Condensed Consolidated Interim Statement of Comprehensive Income (Unaudited)
37	Condensed Consolidated Interim Statement of Changes in Equity (Unaudited)
39	Condensed Consolidated Interim Statement of Cash Flow (Unaudited)
40	Notes to the Unaudited Condensed Consolidated Interim Financial Information
Prepared in accordance with PRC Accounting Standards
77	Balance Sheets (Unaudited)
79	Income Statements (Unaudited)
80	Cash Flow Statements (Unaudited)
83	Consolidated Statements of Changes in Equity (Unaudited)
85	Statements of Changes in Equity (Unaudited)
86	Notes to the Financial Statements (Unaudited)
192	Supplemental Information (Unaudited)

INTERIM RESULTS

The Board of Directors (the "Board") of Huaneng Power International, Inc. (the "Company") announces the unaudited operating results for the six months ended 30 June 2011 and a comparison with the operating results for the same period of 2010. For the six months ended 30 June 2011, the Company and its subsidiaries recorded consolidated operating revenue of RMB64.054 billion, representing an increase of 31.11% as compared to the same period of 2010. The profit attributable to equity holders of the Company was RMB1.131 billion, representing a decrease of 41.48% as compared to the same period last year. The earnings per share were RMB0.08 and net asset value per share (excluding non-controlling interests) was RMB3.71.

Please refer to the unaudited financial information below for details of the operating results.

BUSINESS REVIEW FOR THE FIRST HALF OF THE YEAR

During the first half of 2011, the Company overcame the adverse effects arising from high fuel prices, tight money supply and downward movement of the capital market. The Company actively addressed the changes in the operating environment focusing on enhancing economic efficiency. As a result, the Company achieved new developments in various aspects including production safety, cost control, energy saving and environment protection and capital operation.

1.	Power Generation

During the first half of this year, the Company’s power plants within China achieved a total power generation of 152.404 billion kWh on consolidated basis, representing an increase of 28.25% over the same period of last year. The increase in power generation of the Company was mainly attributable to the following reasons: The Company has grasped the continued growth trend of the national economy in 2011 and the favourable conditions of a relatively strong national power demand, expanding various marketing channels and increasing effective power generation. At the same time, the market share of the Company increased as a number of new generating units commenced power generation since the second half of 2010, and the acquisition of Diandong Energy Company and Zhanhua Cogeneration was completed.

During the first half of 2011, the total power generation of Tuas Power Ltd. in Singapore accounted for a market share of 26.7%, representing an increase of 2.2 percentage point compared to that in the same period of last year.

2.       Cost Control

During the first half of 2011, the Company’s coal purchase cost increased as the market purchase price remained at a high level which was significantly higher than that in the same period of last year. The Company adopted various measures including optimizing the purchase structure, increasing the purchase volume of economical coal and rationalizing inventories arrangements, with an aim of reducing average coal purchase prices.

3.       Energy Saving and Environmental Protection

The Company attaches great importance to energy saving and environmental protection work. During the "Eleventh Five-year Plan" period, all coal-fired generating units of the Company are equipped with desulphurization facilities and over 30% of the capacity of coal-fired generating units is equipped with denitrification facilities. Moreover, the Company has strengthened the maintenance in operation of the desulphurization facilities of coal-fired generating units so as to increase the operating efficiency and commissioning rate of the facilities.

4.       Project Development and Construction

During the first half of 2011, the Jiangsu Jinling CCGT co-generation project, Liaoning Changtu Taiping Wind Power Plant project and Yunnan Laochang Mining Area Bailongshan Coal Mine No.2 Shaft project of the Company obtained approval.

Liaoning Wafangdian Zhaotun Wind Power Plant (48 MW) commenced operation on 18 June 2011. To date, the controlling generation capacity and the equity-based generation capacity of the Company are 54,499 MW and 51,032.5 MW respectively.

5.       Capital Operation

On 29 June 2011, the Company entered into an agreement relating to the transfer of the equity interest in Huaneng Jilin Biological Power Generation Co., Ltd. with Huaneng Jilin Power Generation Co., Ltd. ("Huaneng Jilin Company") and China Huaneng Group Company ("Huaneng Group"), pursuant to which the Company will transfer its interest in Huaneng Jilin Biological Power Generation Co., Ltd. ("Jilin Biological Company") to Huaneng Jilin Company and Huaneng Jilin Company will pay a consideration of RMB106,303,200 to the Company. At the same time, the energy saving and emission reduction capital in the central state-owned capital operating budget in the sum of RMB71,350,000 originally appropriated by Huaneng Group to Jilin Biological Company through the Company will no longer be treated as capital injected by the Company. Huaneng Group and Huaneng Jilin Company will enter into a separate agreement on the special fund treatment issue.

PROSPECTS FOR THE SECOND HALF OF THE YEAR

Currently the overall economic situation of China is good and the economy is being developed following the macroeconomic control policy. The government will continue to maintain the continuity and stability of the macroeconomic policy and continuously enhance the pertinence and flexibility of the policy.

Regarding the power market, national power demand maintained a relatively rapid growth trend due to the steady and relatively fast development of the national economy. The estimated national annual power generation is expected to increase more than 12%. Most of the Company’s power plants are located along riverside or seaside in southeast China, where the power market condition is better than that of the nationwide level as a whole. In addition to the completion of the planned power generation for domestic units of 315 billion kWh set out at the beginning of this year, the Company strives to enable the annual power generation utilization hours of coal-fired generation units to exceed the average levels of the places where the coal-fired generating units are located. However, during the second half of the year, the power market faces certain uncertainties. Following the further realization of the effect of monetary tightening structure adjustment and the continuous commencement of operation of new generating units, power supply capability will be further enhanced and the tense power supply and demand situation will be further eased, and the growth rate of power generation will slow down gradually. At the same time, the Company will comply with the higher requirement in future development projects after the government’s restructuring of the energy sector and vigorous promotion of clean energy and renewable energy development.

Regarding the coal market, the National Development and Reform Commission strengthened supervision on the fulfillment rates and price settlement of key coal supply contracts of certain coal suppliers. The Company will actively implement and continuously strive to obtain the support of State policies in order to increase the overall profitability. During the second half of the year, the coal demand and supply tend to balance generally, and coal prices will remain at high levels. The Company will formulate purchase strategy and optimize purchase structure according to market changes; continue to strengthen cooperation with large State-owned coal enterprises and broaden major supply channels; strengthen economical coal purchase; capitalize on the function of two resources in the international and domestic markets; actively explore new channels to obtain coal resources and strive to control fuel costs.

Regarding energy saving and environmental protection, the Company always strictly complies with the State’s policies and regulations on energy saving and environmental protection. The Company applies advanced technologies to new generating units to develop advanced, large capacity and effective coal-fired generating units and effective cogenerating units, strives to increase the ratio of clean energy including wind power and hydropower, expedites the denitrification renovation of coal-fired generating units and strengthens the operation management of the environmental protection facilities of existing generating units, so as to effectively reduce pollutant emission and control costs on energy saving and environmental protection.

Regarding the capital market, the monetary policy of the government has changed from "moderately loose" to "stable". During the year, the Central Bank raised the deposit reserve ratio six times successively and raised the loan interest rate three times. Large banks also further strengthened risk control and enterprise financing difficulty and financing costs further increased.

During the second half of the year, the Company will fully leverage its own advantages in terms of resources, scale, geographical coverage and costs. It will actively exploit new space for development, strengthen marketing work, strive to exceed the annual power generation target, strictly control costs and enhance the Company’s profitability.

The major tasks of the Company for the second half of 2011 include:

1.	to strengthen safe production and management and ensure the safe, stable and economical operation of its generating units;

2.	to strengthen the sales force and strive to exceed the annual power generation on the basis of ensuring maximization of the benefits of power generation;

3.
to improve fuel management work and make every effort to ensure a safe, stable and effective fuel supply; and to raise the key contract fulfillment rate, strengthen blending and mixed burning and effectively control fuel purchase costs;

4.
to strengthen the management of energy consumption indicators, actively promote refined management of energy consumption indicators and optimized operation of generating units and further raise the level of energy consumption indicators; and to strengthen emissions reduction and continuously enhance the commissioning rate and overall efficiency of the environmental protection facilities;

5.
to actively cope with the severe financing environment and strive to explore financing channels in order to ensure capital sufficiency for the operation and development of the Company; and to further optimize the debt structure and control financial risks.

6.
to actively push forward preliminary work of projects; to further optimize power structure and adjust deployment by making use of the "Twelfth Five-year Plan" of power development; and to strengthen infrastructure management and ensure the safe, stable and economical operation of new generating units in order to attain the requirements for energy saving and environmental friendly generating units.

MANAGEMENT’S DISCUSSION AND ANALYSIS (PREPARED UNDER IFRS)

I.	Comparison and Analysis of Operating Results

During first half of 2011, the Company completed its acquisitions of Diandong Energy, Diandong Yuwang, Luoyuanwan Harbor, Luoyuanwan Pier, Ludao Pier and Suzihe Hydropower. These six entities are included in consolidation scope of the Company since then.

Comparison of operating results between the first half of 2011 and 2010.

Summary

According to the Company’s preliminary statistics, for the six months ended 30 June 2011, the Company and its subsidiaries’ total domestic power generation on a consolidated basis amounted to 152.404 billion kWh, representing an increase of 28.25% over the same period in 2010, and total electricity sold amounted to 143.718 billion kWh, representing an increase of 28.30% over the same period in 2010.

The increase in the Company and its subsidiaries’ power generation was mainly due to the following reasons:

The Company seized the growth trend of the national economy in 2011 and the favorable conditions for substantial increase in power demand, expanded various marketing channels and increased power generation;

Since the second half of 2010, the Company’s market share has increased, with new generation units being put into production and completion of the acquisitions of Diandong Energy and Zhanhua Cogeneration.

The power generation/electricity sold of each of the Company and its subsidiaries’ domestic power plants in the first half year of 2011 are listed below (in billion kWh):

Domestic power plant	Power generation in the first half year of 2011	Power generation in the first half year of 2010	Change	Electricity sold in the first half year of 2011	Electricity sold in the first half year of 2010	Change

Liaoning
Dalian	3.313	4.160	–20.36%	3.147	3.968	–20.69%
Dandong	1.630	1.927	–15.41%	1.554	1.835	–15.31%
Yingkou	4.031	4.918	–18.04%	3.780	4.624	–18.25%
Yingkou Cogeneration	1.669	1.811	–7.84%	1.556	1.684	–7.60%
Inner Mongolia
Huade Wind Power	0.072	0.074	–2.70%	0.071	0.073	–2.74%
Hebei

Domestic power plant	Power generation in the first half year of 2011	Power generation in the first half year of 2010	Change	Electricity sold in the first half year of 2011	Electricity sold in the first half year of 2010	Change

Shang’an	7.481	6.564	13.97%	7.051	6.174	14.20%
Kangbao Wind Power	0.00029	—	—	„	—	—
Gansu
Pingliang	6.527	4.017	62.48%	6.187	3.804	62.64%
Beijing
Beijing Cogeneration	2.263	2.312	–2.12%	1.990	2.033	–2.12%
Tianjin
Yangliuqing Cogeneration	3.167	3.045	4.01%	2.962	2.832	4.59%
Shanxi
Yushe	2.137	2.490	–14.18%	1.974	2.300	–14.17%
Shandong
Dezhou	7.743	7.610	1.75%	7.294	7.179	1.60%
Jining	2.531	2.495	1.44%	2.357	2.313	1.90%
Xindian	1.678	1.645	2.01%	1.573	1.548	1.61%
Weihai	5.121	1.903	169.10%	4.872	1.791	172.03%
Rizhao Phase II	4.174	3.771	10.69%	3.953	3.585	10.26%
Zhanhua Cogeneration※	0.859	0.976	–11.99%	0.786	—	—
Henan
Qinbei	7.668	6.673	14.91%	7.240	6.312	14.70%
Jiangsu
Nantong	4.738	4.057	16.79%	4.527	3.881	16.65%
Nanjing	1.981	1.796	10.30%	1.870	1.695	10.32%
Taicang	5.695	5.849	–2.63%	5.389	5.508	–2.16%
Huaiyin	3.582	3.981	–10.02%	3.372	3.749	–10.06%
Jinling Combined-cycle	1.443	0.941	53.35%	1.408	0.919	53.21%
Jinling Coal-fired	5.652	3.297	71.43%	5.380	3.135	71.61%
Qidong Wind Power	0.141	0.114	23.68%	0.137	0.112	22.32%
Shanghai
Shidongkou First	3.749	3.720	0.78%	3.528	3.504	0.68%
Shidongkou Second	3.987	3.041	31.11%	3.835	2.922	31.25%
Shanghai Combined-cycle	0.717	0.533	34.52%	0.699	0.520	34.42%
Shidongkou Power	3.290	—	—	3.111	—	—
Chongqing
Luohuang	8.287	6.301	31.52%	7.695	5.800	32.67%
Zhejiang
Yuhuan	13.099	10.338	26.71%	12.487	9.851	26.76%

Domestic power plant	Power generation in the first half year of 2011	Power generation in the first half year of 2010	Change	Electricity sold in the first half year of 2011	Electricity sold in the first half year of 2010	Change

Hunan
Yueyang	4.711	2.697	74.68%	4.428	2.509	76.48%
Jiangxi
Jinggangshan	4.722	3.772	25.19%	4.494	3.593	25.08%
Fujian
Fuzhou	6.015	2.844	111.50%	5.714	2.707	111.08%
Guangdong
Shantou Coal-fired	3.300	3.649	–9.56%	3.091	3.413	–9.43%
Haimen	5.567	5.625	–1.03%	5.312	5.344	–0.60%
Yunnan
Diandong Energy※	6.296	7.454	–15.54%	5.805	—	—
Yuwang Energy※	3.368	3.567	–5.58%	3.089	—	—

Total	152.404	118.836	28.25%	143.718	112.014	28.30%

*
The figures relating to the power generation of Zhanhua Cogeneration, Diandong Energy and Yuwang Energy for the first half of 2010 are included for reference only and were not accounted for in the Company’s total power generation for the first half of 2010.

For the first half of 2011, the accumulated power generation of Tuas Power Ltd. in Singapore accounted for a market share of 26.7%, representing an increase of 2.2 percentage points compared to the same period of last year.

The Company experienced a 31.11% increase in operating revenue during the first half of 2011 from the same period of last year contributed by the significant increase in power generation. The operating costs of the Company for the first half of 2011 increased by 32.46% from the same period of last year due to the increase in fuel prices and power generation as well as the expansion of operating scale of the Company. As a whole, the net profit attributable to shareholders of the Company for the first half of 2011 was RMB1.131 billion, representing a 41.48% decreases from RMB1.932 billion for the same period of last year. The decrease of net profit was mainly attributable to the increase in fuel prices and increase of interest rate of RMB borrowings.

1.	Operating revenue and tax & levies on operations

Operating revenue mainly represents revenue received from power sold. For the six months ended 30 June 2011, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB64.054 billion, representing a 31.11% increase over RMB48.854 billion for the same period of last year.

The increase in operating revenue is mainly attributable to the increase in power generation. New generation units contributed RMB6.516 billion to the increase and the Singapore operations achieved an increase by RMB2.951 billion in operating revenue.

Tax and levies on operations mainly consist of value-added tax surcharges. According to relevant administrative regulations, such surcharges include the City Construction Tax and Education Surcharge calculated at prescribed percentage on the amount of the value-added tax paid. These surcharges also applied to direct foreign investment entities that have been approved by the government since December 2010, certain power plants of the Company are subject to these surcharges since then. For the six months ended 30 June 2011, the tax and levies on operations increased to RMB0.218 billion, by RMB0.156 billion from RMB62.0 million for the same period of last year.

2.	Operating expenses

For the six months ended 30 June 2011, total operating expenses of the Company and its subsidiaries increased by 32.46% to RMB59.045 billion from RMB44.577 billion for the same period of last year.

The increase was mainly attributable to the increase in fuel prices and power generation as well as the expansion of operating scale of the Company. The operations of new generation units contributed to an increase of consolidated operating expenses of RMB6.258 billion while the operating expenses of Singapore operations increased by RMB2.328 billion.

2.1	Fuel cost

Fuel cost represented the largest portion of the operating expenses of the Company and its subsidiaries, which increased by 35.08% to RMB42.885 billion for the first half of 2011 from RMB31.749 billion for the same period of last year. The increase in fuel cost was primarily due to the increase in fuel prices and power generation as well as the expansion of operating scale of the Company. Operations of new generation units accounted for RMB4.944 billion of the increase in fuel cost, while Singapore operations had an increase by RMB0.794 billion in fuel cost.

2.2	Depreciation

Depreciation expenses of the Company and its subsidiaries have increased by 11.55% to RMB5.830 billion for the first half of 2011 from RMB5.226 billion for the same period of last year. The increase of depreciation expenses was mainly due to the expansion of operating scale of the Company.

2.3	Labor

Labor costs include salary, contributions payable to relevant state authorities for employees’ housing fund, medical insurance, pension and unemployment insurance as well as training costs, etc. Labor costs of the Company and its subsidiaries amounted to RMB2.077 billion for the first half of 2011, representing an increase of RMB0.258 billion from RMB1.819 billion for the same period of last year, which are primarily due to the Company’s expansion and the increase in labor costs of new generation units.

2.4	Other operating expenses (including purchase of electricity and service fees paid to Huaneng International Power Development Corporation ("HIPDC"))

Other operating expenses (including purchase of electricity and the services fees paid to HIPDC) of the Company and its subsidiaries amounted to RMB7.109 billion for the first half of 2011, representing an increase of RMB2.287 billion from RMB4.822 billion for the first half of 2010. The increase was mainly attributable to the operations of new generation units and the purchase of electricity by Tuas Power Ltd., which accounted for the increase of RMB0.263 billion and RMB1.426 billion, respectively. Increase in the costs of purchase of electricity was mainly caused by the increase in the volume and the unit price of electricity purchased.

3.	Financial expenses

The consolidated net financial expenses of the Company and its subsidiaries for the first half of 2011 amounted to RMB3.687 billion, representing an increase of RMB1.378 billion from RMB2.309 billion for the same period of last year. The increase was primarily attributable to the increased interest rate of RMB borrowings, expensing instead of capitalizing interest upon commercial operation of new generation units and the Company’s expansion, among which, the operations of new generating units and Singapore operations contributed RMB0.612 billion and RMB0.256 billion respectively.

4.	Share of profit of associates/jointly control entities

The share of profit of associates/jointly control entities of the Company and its subsidiaries for the first half of 2011 was RMB346 million, representing a decrease of RMB32 million from RMB378 million for the same period of last year.

5.	Income tax expenses

For the first half of 2011, the Company and its subsidiaries recorded a consolidated income tax expense of RMB500 million, representing an increase of RMB78 million from RMB422 million for the same period of last year. The increase in weighted average effective tax rate was primarily attributable to increased losses of certain power plants. The income tax expense of Singapore operations increased by RMB860 million.

6.	Net profit attributable to equity holders of the Company (excluding non-controlling interests)

The net profit attributable to equity holders of the Company amounted to RMB1.131 billion for the first half of 2011, representing a decrease of 41.48% from RMB1.932 billion for the same period of last year, which was mainly attributable to the increase of fuel prices and the increase of interest rate of RMB borrowings.

7.	Comparison of financial positions

As at 30 June 2011, total assets of the Company and its subsidiaries amounted to RMB255.974 billion, representing an increase of 12.30% from RMB227.938 billion as at 31 December 2010.

As at 30 June 2011, total assets of Singapore operations amounted to RMB30.227 billion, representing an increase of

7.96% from RMB27.998 billion as at 31 December 2010.

The capital expenditure for infrastructure construction and renovation projects of the Company and its subsidiaries for the first half of 2011 amounted to RMB6.348 billion, which was mainly financed by internal funding, debt and equity financing and cash flows generated from operating activities.

8.	Major financial position ratios

Calculation formula of the financial ratios:

Ratio of liabilities and shareholders’ equity	=	balance of liabilities as at period end / balance of shareholders’ equity (excluding non-controlling interests) as at period end

Current ratio	=	balance of the current assets as at period end/ balance of current liabilities as at period end

Quick ratio	=	(balance of current assets as at period end - net amounts of inventories as at period end) / balance of current liabilities as at period end

Multiples of interest earned	=	(profit before income tax expenses + interest expenses) / interest expenditure (inclusive capitalized interest)

	The Company and its subsidiaries
Item	As at 30 June 2011	As at 31 December 2010

Ratio of liabilities and shareholders’ equity	3.75	3.08
Current ratio	0.39	0.38
Quick ratio	0.31	0.32

Item	For the six months ended 30 June 2011	For the six months ended 30 June 2010

Multiples of interest earned	1.30	1.68

The ratio of liabilities and shareholders’ equity increase slightly compared to the beginning of the year, which was mainly attributable to incorporation of power and coal mining operations of Diandong into the consolidated scope of the Company and the increase in loans rose for construction. The current ratio and quick ratio remain at the same level as the beginning of this year.

The multiples of interest earned decreased, which was mainly attributable to the increase of interest expenditure for the first half of 2011.

As of 30 June 2011, the Company and its subsidiaries have a negative working capital balance of RMB61.785 billion. Based on the successful financing history of the Company, the undrawn banking facilities available to the Company and its good credit rating, the Company believes that it will be able to meet its liabilities as and when they fall due and secure the funds required for operations. In addition, the Company continued to make use of its favorable credit rating and minimized interest expense by drawing short-term borrowings which bore relatively lower interest rate.

II.	Liquidity and Cash Resources

1.	Liquidity

Item	For the six months end 30 June 2011	For the six months end 30 June 2010	Change
	(RMB in billion)	(RMB in billion)	(%)

Net cash provided by operating activities	9.298	9.038	2.88%
Net cash used in investing activities	(8.300)	(11.578)	-28.31%
Net cash provided by financing activities	1.308	3.130	-58.21%
Exchange gains/(losses)	0.069	(0.013)	-630.77%

Net increase in cash and cash equivalent	2.375	0.577	311.61%
Cash and cash equivalent, beginning of period	9.426	5.227	80.33%

Cash and cash equivalent as at the end of the period	11.801	5.804	103.33%

The net cash provided by operating activities amounted to RMB9.298 billion for the first half of 2011, which was almost the same with that for the same period of last year.

Net cash used in investing activities amounted to RMB8.300 billion, mainly consisted of capital expenditures for construction and payment for considerations of business combination.

The main financing activities of the Company were repayments of loans and redemption of short-term bonds, as well as new project financing activities. During the first half of 2011, the Company repaid loans of RMB35.845 billion and redeemed short-term bonds of RMB5.00 billion, drawdown new loans of RMB43.848 billion, and issued short-term bonds of RMB4.980 billion.

As at 30 June 2011, cash and cash equivalents of the Company and its subsidiaries denominated in RMB, Singapore dollar, U.S. dollar, Hong Kong dollar and Japanese Yen measured at RMB equivalent were RMB7.024 billion, RMB1.645 billion, RMB1.157 billion, RMB1.969 billion and RMB0.006 billion, respectively.

2.	Capital expenditure and cash resources

2.1	Capital expenditure on acquisitions

On 31 December 2009, the Company entered into an Equity Transfer Contract with Shandong Electronic Power Corporation ("Shandong Power") and Shandong Luneng Development Group Co., Ltd. ("Luneng Development"), in accordance with which, the Company agreed to acquire 100% equity interest in the registered capital of Diandong Energy, 100% equity interest in the registered capital of Diandong Yuwang, 100% equity interest in the registered capital of Zhanhua Cogeneration, 100% equity interest in the registered capital of Jilin Biological Power, 60.25% equity interest in the registered capital of Luoyuanwan Harbour, 58.3% equity interest in the registered capital of Luoyuanwan Pier, 73.46% equity interest in the registered capital of Ludao Pier, 100% equity interest in the registered capital of Luneng Jiaonan Port, 53% equity interest in the registered capital of Luneng Sea Transportation, and development rights with respect to the preliminary stage projects (including Rizhao Lanshan 4×660 MW coal-fired project and Luoyuanwan 2×660 MW coal-fired project), all of which were owned by Shandong Power, and 39.75% equity interest in the registered capital of Luoyuanwan Harbour owned by Luneng Development. The aggregate consideration for the abovementioned acquisitions of equity interests is RMB8.625 billion. As of 30 June 2011, the Company has paid RMB6.885 billion.

Following the completion of acquisition of Zhanhua Cogeneration, Luneng Jiaonan Port, Luneng Sea Transportation and Jilin Biological Power by the end of 2010, the Company has completed its acquisition of the other five entities in the first half year of 2011.

2.2	Capital expenditures for construction and renovation projects

The capital expenditures for construction and renovation projects for the first half of 2011 amounted to RMB6.348 billion, including RMB682 million for Beijing Cogeneration, RMB671 million for Zuoquan Power plant, RMB530 million for Haimen project, RMB336 million for Jiuquan Wind Power, RMB311 million for Yueyang expansion project, RMB253 million for Qinbei expansion project, RMB178 million for Qidong Wind Power, RMB173 million for Diandong Yuwang, RMB131 million for Shanghai generation project, RMB124 million for Jinling Coal-fired project, and RMB121 million for Xiangqi Hydropower. Expenditures on construction for Singapore operations and other domestic power plants amounted to RMB908 million and RMB1.059 billion, respectively, and expenditures on renovation amounted to RMB871 million.

The Company financed most of the capital expenditures above through internal funding, debts and equity financing and cash from operating activities.

The Company expects to incur significant capital expenditures in the next few years. During the course, the Company will actively improve the project planning process on a commercially viable basis. The Company will also actively develop new projects to pave the way for its long-term development. The Company expects to finance the above capital expenditures through internal funding, debts and equity financing and cash flows from operating activities.

2.3	Cash resources and anticipated financing costs

The Company expects to finance its capital expenditures and acquisition costs primarily from internal funds, debt and equity financing, and cash flows from operating activities.

Good credit status gives the Company strong financing capabilities. As at 30 June 2011, the Company and its subsidiaries had available borrowing facilities from banks of over RMB90 billion.

Upon approval by the general meeting of shareholders, on 12 January 2011, the Company issued unsecured short-term bonds amounting to RMB5 billion bearing coupon rate of 3.95% per annum. These bonds are denominated in RMB, issued at par and have a term of 365 days. The effective interest rate on these bonds is 4.37% per annum.

As of 30 June 2011, total interest-bearing debts of the Company and its subsidiaries amounted to approximately RMB164.773 billion, including current portion of approximately RMB74.005 billion (including short-term loan and short-term bonds). These debts included borrowings denominated in U.S. dollar of approximately US$860 million, Singapore dollar of approximately S$3.044 billion, and Euro of approximately Û91 million. The current portions of foreign currency denominated borrowings were US$135 million, S$74 million, and Û9 million respectively. Besides the debts denominated in RMB, the remaining interest-bearing debts included approximately RMB1.388 billion of fixed-rate borrowings with average interest rate of 3.72%, representing 6.2% of total interest-bearing debts excluding borrowings denominated in RMB, and approximately RMB20.987 billion floating-rate borrowings with average interest rate of benchmark rate plus 1.48%, representing 93.8% of total interest-bearing debts excluding borrowings denominated in RMB.

As of 30 June 2011, SinoSing Power and its subsidiaries borrowed long-term loans at floating-rate from banks denominated in Singapore dollar, in a total amount equivalent to RMB15.924 billion, with annual interest rates ranged from 1.94% to 4.25%, and borrowed short-term loans in a total amount equivalent to RMB39 million, with the interest rate at 1.36% per annum.

As at 30 June 2011, in accordance with original loan agreements, floating-rate loans of the Company and its subsidiaries included balances of US$776 million (with interest rate ranged from libor+0.075% to libor+1%), and S$3.036 billion (with interest rate of sibor+1.65% or DBS prime rate).

2.4	Other financing requirements

The objective of the Company is to bring long-term, stable and growing returns to the shareholders. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. On 17 May 2011, the Company declared a cash dividend of RMB0.20 per ordinary share (tax included), with total dividends payable amounting to approximately RMB2.807 billion recorded, as approved at its shareholders’ general meeting for the year 2010, which has been fully paid off by the Company by the end of the first half of 2011.

2.5	Maturity of long-term loans

Unit: RMB in billion

Project	1 year	1 ~ 2 years	2 ~ 3 years	3 ~ 4 years	4 ~ 5 years

Planned repayment of principal	16.777	13.154	8.144	6.721	3.834

III.	Performance and Prospects of Significant Investments

On 22 April 2003, the Company paid RMB2.390 billion to acquire 25% equity interest in Shenzhen Energy Group. In December 2007, the Company acquired 200 million shares of the subsidiary of Shenzhen Energy Group, Shenzhen Energy. In addition, Shenzhen Energy acquired most of the assets of Shenzhen Energy Group by issuing and placing new shares and Shenzhen Energy Group will be liquidated when appropriate. Upon its liquidation, the Company will hold a total of 25.01% direct equity interest in Shenzhen Energy. This investment brought the Company a share of profit of RMB187 million for the first half of 2011 under the International Financial Reporting Standards. The Company expects this investment will provide reasonable investment returns to the Company in the future.

As at 31 December 2006, the Company directly held 60% equity interest in Sichuan Hydropower. In January 2007, Huaneng Group increased its capital investment in Sichuan Hydropower by RMB615 million which resulted the decrease of the Company’s equity interest in Sichuan Hydropower to 49%. Huaneng Group became the controlling shareholder of Sichuan Hydropower. This investment brought a share of profit of RMB133 million for the first half year of 2011 under the International Financial Reporting Standards. The Company expects this investment will provide reasonable investment returns to the Company in the future.

IV.	Employee Benefit Policies

As of 30 June 2011, the Company and its subsidiaries had 33,459 employees. During this reporting period, there was no significant change with respect to remuneration policies and training programs of the Company.

V.	Guarantees on Loans and restricted assets

As of 30 June 2011, the Company provided guarantees for the long-term loans of SinoSing Power, a wholly-owned subsidiary of the Company, amounted to approximately RMB15.889 billion.

As of 30 June 2011, the details of secured loans of the Company and its subsidiaries are as follows:

1.
For the first half of 2011, the Company and its subsidiaries pledged part of its receivables against short-term loans. As at 30 June 2011, the balance of relevant short-term loans was RMB2.942 billion and the book value of receivables pledged was RMB3.152 billion.

2.	As at 30 June 2011, the Company and its subsidiaries secured short-term loans of RMB83.98 million from discounting notes receivable.

3.	As at 30 June 2011, a long-term loan of RMB87 million is secured by territorial waters use right with net book value amounting to RMB87 million.

4.	As at 30 June 2011, a long-term loan of RMB15 million is secured by land use rights with net book value amounting to RMB34 million and certain property, plant and equipment.

5.	As at 30 June 2011, a long-term loan of RMB187 million is secured by certain property, plant and equipment.

6.	As at 30 June 2011, long-term loans of RMB13.301 billion are secured by tariff collection rights.

7.	As at 30 June 2011, notes payable of RMB0.014 billion of the Company and its subsidiaries were pledged by notes receivable of RMB0.012 billion and bank deposit of RMB0.005 billion.

As at 30 June 2011, restricted bank deposits amounted to RMB0.159 billion, which were mainly deposits for letters of credits.

The Company had no material contingent liabilities as of 30 June 2011.

VI.	Risk factors

i)	Interest rate risk

Domestic operations: the interest bearing debts denominated in RMB accounted for over 90% of the Company’s total interest bearing debts. Hence, the change of RMB interest rates will directly affect the Company’s borrowing costs. The interest bearing debts denominated in foreign currencies accounted for less than 10% of the Company’s total interest bearing debts, and approximately half of such debts are floating rate borrowings. The Company has entered into an interest rate swap agreement to hedge against its exposures to interest rate risk of approximately half of the debts with floating interest rates, and thus, the fluctuation of the interest rates on foreign currencies borrowings is expected to have minimal impact on the Company.

Overseas operations: the interest bearing debts for the Singapore operations were all denominated in Singapore dollar and bear floating interest rates. The Company has entered into a series of interest rate swap agreements to hedge against its exposures to interest rate risk of approximately half of these debts, and given the prevailing lower level of the interest rates of Singapore dollar borrowings, the recent fluctuation of interest rates of Singapore dollar borrowings is not expected to have material adverse effect on the Company.

ii)	Exchange rate risk

Domestic operations: the interest bearing debts denominated in foreign currencies account for less than 10% of the Company’s total debts, mainly denominated in US dollar. Given the steadily upward trend of the exchange rate of RMB to US dollar, the recent fluctuation of exchange rates is not expected to have material adverse effect on the Company.

Overseas operations: the imported fuels by Tuas Power, a subsidiary of SinoSing Power, were settled in US dollar. Considering the fluctuation of the exchange rate of Singapore dollar to US dollar, Tuas Power has entered into forward exchange contracts to hedge against its exposure to potential exchange risks.

The Company will keep a close watch on the fluctuations of exchange rate and interest rate markets and prudently assess the currency and interest rate risks. Combining the current development of overall power generation industry and the growth of the Company, the Company will make continuous effort to not only meet cash requirements for daily operations, constructions and acquisitions, but also establish an optimal capital structure to minimize the cost of capital and manage financial risks through effective financial management activities, thus maintaining sustainable and stable returns to the shareholders.

SHARE CAPITAL STRUCTURE

As at 30 June 2011, total issued share capital of the Company amounted to 14,055,383,440 shares, of which 10,500,000,000 shares were domestic shares, representing 74.70% of the total issued share capital of the Company, and 3,555,383,440 shares were foreign shares, representing 25.30% of the total issued share capital of the Company. In respect of domestic shares, Huaneng International Power Development Corporation ("HIPDC") owned a total of 5,066,662,118 shares, representing 36.05% of the total issued share capital of the Company, while China Huaneng Group held 1,568,001,203 shares, representing 11.16% of the total issued share capital of the Company. Other domestic shareholders held a total of 3,865,336,679 shares, representing 27.49% of the total issued share capital of the Company.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company and its subsidiaries did not sell any other types of its securities and did not purchase or redeem its own shares or other securities in the first half of 2011.

MAJOR SHAREHOLDING STRUCTURE OF THE COMPANY

The following table summaries the shareholdings of the top ten shareholders of the Company as at 30 June 2011:

Name of Shareholders	Total Shareholdings	Percentage of shareholding in total issued shares (%)

Huaneng International Power Development Corporation	5,066,662,118	36.05
HKSCC Nominees Limited*	2,454,575,036	17.46
China Huaneng Group	1,568,001,203	11.16
Hebei Construction & Investment Group Co., Ltd	603,000,000	4.29
HSBC Nominees (Hong Kong) Limited#	523,308,520	3.72
China Hua Neng Group Hong Kong Limited	520,000,000	3.70
Liaoning Energy Investment (Group) Limited Liability Company	422,679,939	3.01
Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	2.96
Fujian Investment Enterprise Holdings Limited	374,466,667	2.66
Dalian Municipal Construction Investment Company Limited	301,500,000	2.15

*	HKSCC Nominees Limited acts as nominee of holders of H shares of the Company and its shareholdings in the Company represent the total number of H shares held by it as nominees of H shareholders.

#
HSBC Nominees (Hong Kong) Limited acts as nominee of holders of the underlying shares of the Company’s ADR while its shareholdings in the Company represent the total number of the underlying shares of the Company’s ADR held by it as nominee of ADR holders.

DIRECTORS’ AND SUPERVISORS’ RIGHT TO PURCHASE SHARES

The Company has adopted a code in relation to the securities transactions by the directors and supervisors with the standard not lower than that of the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Listing Rules"). Following enquiries made by the Company, all Directors and Supervisors confirmed that they have complied with the Code throughout the first half of 2011.

As at 30 June 2011, none of the directors, chief executive officer or supervisors of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the definition of Part XV of the Securities and Futures Ordinance ("SFO") which was required to be notified to the Company and the Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interest and short position which any such Director, chief executive officer or Supervisor is taken or deemed to have under such provisions of the SFO) or which was required to be entered in the register required to be kept by the Company pursuant to Section 352 of the SFO or which was otherwise required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as contained in Appendix 10 to the Listing Rules.

PUBLIC FLOAT

As at the date of this announcement, the Company has maintained the prescribed public float under the Listing Rules and as agreed with the Hong Kong Stock Exchange, based on the information that is publicly available to the Company and within the knowledge of the directors of the Company.

DIVIDENDS

It was resolved by the Board not to distribute dividends for the first half of 2011.

DISCLOSURE OF MAJOR EVENTS

1.
On 17 May 2011, the annual general meeting of the Company considered and passed the proposals regarding the change of sessions for the each of the board of directors and supervisory board, which became the seventh session of the board of directors and supervisory board of the Company.

Members of the seventh session of the board of directors comprised: Mr. Cao Peixi (chairman), Mr. Huang Long (vice-chairman), directors: Mr. Li Shiqi, Mr. Huang Jian, Mr. Liu Guoyue, Mr. Fan Xiaxia, Mr. Shan Qunying, Mr. Liu Shuyuan, Mr. Xu Zujian, Ms. Huang Mingyuan, independent directors: Mr. Shao Shiwei, Mr. Wu Liansheng, Mr. Li Zhensheng, Mr. Qi Yudong and Mr. Zhang Shouwen.

Members of the seventh session of the supervisory board comprised: Mr. Guo Junming (chairman), Mr. Hao Tingwei (vice-chairman), supervisors: Ms. Zhang Mengjiao, Mr. Gu Jianguo, Mr. Wang Zhaobin and Mr. Dai Xinmin.

On 3 August 2011, due to work requirement, Mr. Dai Xinmin resigned as a staff representative supervisor of the seventh session of the supervisory board of the Company. Upon unanimous election by the staff of the Company, Ms. Zhang Ling was elected as a staff representative supervisor of the seventh session of the supervisory board of the Company.

On 9 August 2011, the board of directors appointed Mr. Li Shuqing to be the vice president of the Company and agreed the resignation of Mr. Lin Weijie to resign from the post of the vice president of the Company.

2.
On 29 June 2011, the Company entered into an agreement relating to the transfer of the equity interest in Huaneng Jilin Biological Power Generation Co., Ltd. with Huaneng Jilin Company and Huaneng Group, pursuant to which the Company will transfer its interest in Jilin Biological Company to Huaneng Jilin Company and Huaneng Jilin Company will pay a consideration of RMB106,303,200 to the Company. At the same time, the energy saving and emission reduction capital in the central state-owned capital operating budget in the sum of RMB71,350,000 originally appropriated by Huaneng Group to Jilin Biological Company through the Company will no longer be treated as capital injected by the Company. Huaneng Group and Huaneng Jilin Company will enter into a separate agreement on the special fund treatment issue.

CORPORATE GOVERNANCE

The Company has been stressing the importance of corporate governance through ongoing promoting innovation on the Company’s management system and strengthening the establishment of the Company’s system. It strives to enhance the transparency of the Company’s corporate governance and to enhance the level of quality corporate governance on an ongoing basis. The Company insists on adopting the principle of "maximizing the benefits of the Company and of all shareholders" as the starting point and treats all shareholders fairly to strive for the generation of long-term, stable and growing returns for shareholders.

(a)	Code of Corporate Governance

In recent years, the Company adopted the following measures in order to strengthen corporate governance and enhance the Company’s operation quality:

(1)	Enhancing and improving corporate governance

In addition to complying with the provisions of the applicable laws, as a public company listed in three markets both domestically and internationally, the Company is subject to the regulations of the securities regulatory authorities of the three listing places and the supervision of investors at-large. Accordingly, our fundamental principles are to adopt a corporate governance structure that balances and coordinates the decision-making powers, supervisory powers and operating powers, to act with honesty and integrity, and to comply with the law and operate in accordance with the law.

Over the past years, the Company’s Board has formulated and implemented the Rules and Procedures of the Board of Directors Meetings; the Rules and Procedures of the Supervisory Committee Meetings; the Detailed Rules on the Work of the General Manager; the Detailed Rules on the Work of the Strategy Committee of the Board of Directors; the Detailed Rules on the Work of the Audit Committee of the Board of Directors; the Detailed Rules on the Work of the Nomination Committee of the Board of Directors; the Detailed Rules on the Work of the Remuneration and Appraisal Committee of the Board of Directors; the System on Work of Independent Directors, the System on Work of Independent Directors on the annual report and the Work Regulations on Annual Report for the Audit Committee, and amended the Articles of Association according to the applicable laws and the Company’s development need.

(2)	Enhancing and improving the information disclosure system

The Company stresses on the importance of external information disclosure. The Company has established the Information Disclosure Committee which comprises the Vice President, the Chief Accountant, managers of each functional department, and is responsible for examining the Company’s regular reports. The Company has implemented the system of holding regular information disclosure meetings every Mondays chaired by the Vice President and the Chief Accountant who will report on the Company’s important matters of the week, thereby warranting the Company’s performance of the relevant information disclosure obligations. The Company has successively formulated and implemented the relevant information disclosure system, and has made timely amendments thereto according to regulatory requirements. The current systems which have been implemented include the Measures on Information Disclosure Management, the Measures on Investor Relations Management, the Detailed Rules on the Work of the Information Disclosure Committee, the Measures on Work Management of Securities Finance and Capital Operation, Rules of Procedures for the Shareholders’ Meetings and the Rules on the Management

of the Shares held by the Directors, Supervisors and Senior Management of Huaneng Power International, Inc. and other regulations. For purposes of further strengthening the management of insider information and confidentiality of the Company and to uphold the open, fair and equal principles in information disclosure, the Company has promulgated and implemented the Management Measures of Insider Information in October 2010 to further enhance the regulation of the Company’s operation and corporate governance standards, prevent insider dealing activities and protect the lawful interests of the investors. In April 2011, pursuant to the China Securities Regulatory Commission in Beijing and the securities regulatory requirements of the places in which the shares of the Company are listed and in combination with the Company’s actual circumstances, the Company had formulated the Management Measure for pursuing Responsibilities regarding Material Errors in Information Disclosure of Annual Report, in order to further regulate and enhance the quality and transparency in information disclosure of the Company’s annual report.

Relevant departments of the Company compiled answers (and subsequent updates) to questions regarding the hot topics of market concerns, and the Company’s production, operation and operating results in a timely manner. The replies shall become the basis of external communication after being approved by the Company’s management and the authorized representatives of the Information Disclosure Committee. Also, the Company engages professional personnel to conduct specialised training for the staff of the Company who are responsible for information disclosure on an irregular basis in order to continuously enhance their level of professionalism.

(3)	Regulating financial management system, strengthening internal control

The credibility of a listed company, to a large extent, relates to the quality of the preparation of financial statements and a regulated operation of financial activities. In order to regulate its financial management, the Company has completed a large amount of specific and detailed work, including:

1.
In order to strictly implement the accounting rules, accounting standards and accounting systems, to strengthen accounting and accounts supervision, and to truthfully and fairly reflect the financial position, operating results and cash flow, the Company has compiled the Measures on Accounting, the Measures on Construction Accounting, the Guidelines on Infrastructure Construction Accounting and Auditing, the Measures on Fixed Assets Management, Lists of Fixed Assets and the Measures on Cost Management. The Company’s Board, the Supervisory Committee and the Audit Committee have examined the Company’s financial reports on a regular basis and the Company has fulfilled the requirements of making the Chairman, the President and the Chief Accountant responsible for the truthfulness and completeness of the financial reports.

2.
In order to safeguard the independence of the listed company, the Company maintained the separation of personnel in organizational structure and specifically established the relevant institutions responsible for the entrusted business so that the Company may realize the complete separation of the listed company and the controlling shareholder in terms of personnel, assets and finances according to the laws and regulations of the State and the requirements of regulatory rules.

3.
Since 2003, the Company has initiated internal control system construction work in order to establish a sound internal control system for the Company, to achieve an efficient operating effect for ensuring the reliability of financial reports, and to effectively enhance the capability of risk prevention. For the past eight years, the Company has established an internal control system construction strategic plan and highlighted the targets for internal control system construction. By promoting the internal control, the Company’s development capability, competitive edges and risk resistance ability have been further enhanced. The Company has realised its strategic targets, established a system for internal control and reinforced the work requirements for internal control systems for the corporate level, the branch level and the power plants level. On the basis of compliance with the relevant domestic and international regulatory requirements, the Company has established an internal control procedure that was consistent with the management features of the Company, and has designed and promulgated the internal control handbook which was identified as having the highest authority to govern the Company’s internal management issues. The Company has insisted on organising various self-assessments on internal control every year, discovering control deficiencies and implementing rectifications in time. The Company also held all-rounded internal publicity and training on the philosophy and knowledge for internal control.

After due assessment, the management of the company considers that the internal control system of the company is sound and the implementation of which is effective.

The Company was among the first batch of US listed PRC enterprises which had satisfied the requirement on internal control in the financial reports under section 404 of the Sarbanes — Oxley Act. So far, the external auditors had issued the auditor’s report on the Company’s internal control for five successive years without any qualification opinion. The Company has been implementating the internal control work standardization for establishing a long-term internal control system.

4.
In regard to fund management, the Company has formulated a number of management measures including the Measures on Financial Management, the Measures on the Management of the Income and Expenditure of the Funds, the Measures on the Assessment of Management of Receipt and Payment of Funds, the Measures on the Management of Bills of Exchange, the Measures on Management of Fund Raising, Rules on the Management of Transactions Involving Financial Derivatives, the Measures on the Management of Provision of Security to Third Parties and the Measures for Regulating Fund Transfers with the Connected Parties. The Company’s Articles of Association also set out provisions relating to loans, guarantees and investment. In the annual reports of the Company over the previous years, the Company has engaged certified accountants to conduct auditing on the use of funds by the controlling shareholders and other related parties, and issue specific statements according to the requirements of the CSRC and the Shanghai Stock Exchange for confirmation that there has not been any violation of rules relating to the use of funds. Moreover, the Company also conducted checking and clearing with related parties on a quarterly basis in relation to the operational fund transfers in order to ensure the safety of funds. At the same time, the Company has reported the fund use position each quarter to the Beijing Securities Regulatory Bureau and urged itself to comply with the relevant requirements at any time.

The above systems and measures have formed a sound management framework for our production and operation, ensuring an on-going standardization of operations of the Company and a gradual enhancement of corporate management quality.

(b)	Securities Transactions by Directors

As the Company is listed on three jurisdictions, the Company has strictly complied with the relevant binding clauses on securities transactions by directors imposed by the regulatory authorities of the US, Hong Kong and China and we insist on the principle of complying with the strictest clause, which is, implementing the strictest clause among three places. We have adopted a set of standards not less exacting than the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Hong Kong Listing Rules as the model code for securities dealings by directors of the Company, namely, Management Rules regarding the Company’s Securities Information and Trading. The Company has also formulated and implemented the Management Rules in respect of the Shares of the Company held by the Directors, Supervisors and Senior Management of Huaneng Power International, Inc. The model codes for the trading of securities by the Company’s directors include: trading the Company’s shares strictly in accordance with the stipulations under the Companies Law and relevant regulations, prohibiting those who are in possession of securities transaction insider information using insider information in securities trading; and setting out detailed rules for those who are in possession of insider information. Following a specific enquiry on all the directors and senior management of the Company, all the directors and senior management currently do not hold any shares in the Company and there is no material contract in which the directors and senior management directly or indirectly have material interests.

(c)	Board of Directors

The Company’s Board of Directors comprised 15 members. Members of the sixth session of the board of directors, comprising: Mr. Cao Peixi acted as Chairman, and Mr. Huang Long as Vice Chairman of the Board. The Executive Directors of the Company are Mr. Cao Peixi (Chairman), Mr. Liu Guoyue (Director and President) and Mr. Fan Xiaxia (Director and Vice President); other Non-executive Directors are Mr. Huang Long, Mr. Wu Dawei, Mr. Huang Jian, Mr. Shan Qunying, Mr. Xu Zujian, Ms. Huang Mingyuan and Mr. Liu Shuyuan. The Company has five Independent Non-executive Directors, accounting for one-third of the members of the Company’s Board of Directors, namely, Mr. Liu Jipeng, Mr. Yu Ning, Mr. Shao Shiwei, Mr. Zheng Jianchao and Mr. Wu Liansheng.

On 17 May 2011, the annual general meeting of the company considered and passed the proposal on election of the new session of the board of directors, the new session became the seventh session of the board of directors. Members comprised: Mr. Cao Peixi as the chairman  of the board of directors, Mr. Huang Long as the vice-chairman of the board of directors. The executive directors are: Mr. Cao Peixi (Chairman), Mr. Liu Guoyue (Director and President), Mr. Fan Xiaxia (Director and vice-president). The non-executive directors are: Mr. Huang Long, Mr. Li Shiqi, Mr. Huang Jian, Mr. Shan Qunying, Mr. Liu Shuyuan, Mr. Xu Zujian, Ms. Huang Mingyuan. There are five independent non-executive directors for the Company, representing one-third of the member of the Company’s board of directors, namely, Mr. Shao Shiwei, Mr. Wu Liansheng, Mr. Li Zhensheng, Mr. Qi Yudong and Mr. Zhang Shouwen.

The Board of Directors of the Company has held five meetings during this reporting period (ended 30 June 2011) including regular meetings and ad hoc meetings (such as communication voting). For details, please see the announcements.

Details of the attendance of directors at the board meetings are as follows:

Name	Number of meetings to be attended	Number of meetings attended in person	Number of meetings attended by proxy	Rate of Attendance (%)

Executive Directors
Cao Peixi	5	4	1	80% (Attendance by proxy rate: 20%)
Liu Guoyue	5	5	0	100%
Fan Xiaxia	5	4	1	80% (Attendance by proxy rate: 20%)

Non-executive Directors
Huang Long	5	5	0	100%
Li Shiqi	2	2	0	100%
Huang Jian	5	5	0	100%
Shan Qunying	5	5	0	100%
Liu Shuyuan	5	5	0	100%
Xu Zujian	5	4	1	80% (Attendance by proxy rate: 20%)
Huang Mingyuan	5	5	0	100%

Independent Non-executive Directors
Shao Shiwei	5	5	0	100%
Wu Liansheng	5	5	0	100%
Li Zhensheng	2	2	0	100%
Qi Yudong	2	2	0	100%
Zhang Shouwen	2	1	1	50% (Attendance by proxy rate: 50%)

Previous directors
Wu Dawei	3	3	0	100%
Liu Jipeng	3	3	0	100%
Yu Ning	3	3	0	100%
Zheng Jianchao	3	2	1	66.67% (Attendance by proxy rate: 33.33%)

As stated in the previous Corporate Governance Reports, the Company’s Articles of Association set out in detail the duties and operational procedures of the Board (please refer to the Company’s Articles of Association for details). The Board of the Company holds regular meetings to hear the reports on the Company’s operating results and makes timely decisions. Material decisions on operation shall be discussed and approved by the Board. Ad hoc meetings may be held if necessary. Board meetings include regular meetings and ad hoc meetings. Regular meetings of the Board include: annual meetings, first quarterly meetings, half-yearly meetings and third quarterly meetings.

All arrangements for regular meetings have been notified to all directors at least 14 days in advance and the Company has ensured that each director thoroughly understood the agenda of the meeting and fully expressed his/her opinions, while all Independent Non-executive Directors expressed their independent directors’ opinions on their respective duties. Minutes have been taken for all the meetings and filed at the Office of the Board of Directors of the Company.

Moreover, the Independent Non-executive Directors of the Company have submitted their independent non-executive director confirmation letters of 2010 in relation to their independence according to the requirements of the Listing Rules.

Apart from regular and ad hoc meetings, the Board obtained information through the Chairman Office in a timely manner in order to monitor the objectives and strategies of the management, the Company’s financial position and operating results and signing and performance of material agreements.

During the period when the Board was not in session, the Chairman, together with the Vice Chairman, discharged part of the duties of the Board of Directors, including (1) to examine and approve the proposals in respect of establishing or cancelling development and construction projects; (2) to examine and approve proposals of the President in relation to the appointment, removal and transfer of managers of various departments of the Company and managers of external branches; (3) to examine and approve plans on the use of significant funds; (4) to examine and approve proposals on the establishment or cancellation of branch companies or branch organs; and (5) to examine and approve other major issues.

The management of the Company shall be in charge of the production and operational management of the Company according to the Articles of Association. It shall implement annual operation plans and investment proposals and formulate the Company’s management rules.

The Chairman of the Company shall sign the management authorization letter with the President of the Company, and confirm the respective authorities and duties of the Board and senior management. The Company’s senior management reports on the actual implementation of various authorizations each year.

(d)	Chairman and President

The Company shall have a Chairman and a President who shall perform their duties respectively according to the Articles of Association. During the reporting period, Mr. Cao Peixi acts as Chairman of the Board and Mr. Liu Guoyue acts as President of the Company.

The division of duties of the Board and the senior management remained the same as disclosed in the previous Corporate Governance Reports.

(e)	Non-executive Directors

According to the provisions of the Articles of Association, the term of office of each member of the Board of the Company shall not exceed three years (including three years) and the members may be eligible for re-election. However, the term of office of Independent Non-executive Directors shall not exceed six years (including six years) according to the related provisions of the CSRC.

The respective terms of office of the Non-executive Directors are as follows:

Name of Non-executive Directors	Term of office

Huang Long	17 May 2011–May 2014
Li Shiqi	17 May 2011–May 2014
Huang Jian	17 May 2011–May 2014
Shan Qunying	17 May 2011–May 2014
Liu Shuyuan	17 May 2011–May 2014
Xu Zujian	17 May 2011–May 2014
Huang Mingyuan	17 May 2011–May 2014

(f)	Directors’ Remuneration

According to the provisions of the relevant laws of the PRC and the Articles of Association, the Board of the Company has established the Remuneration and Appraisal Committee mainly responsible for studying the appraisal standards of the directors and senior management personnel of the Company, conducting appraisals and making proposals; responsible for studying and examining the remuneration policies and proposals of the directors and senior management personnel of the Company; and to be accountable to the Board. As executive directors Mr. Liu Guoyue and Mr. Fan Xiaxia of the Company are also the senior management of the Company, their performance appraisals were reflected in the appraisal of the senior management by the Board of Directors. During the reporting period, Mr. Liu Guoyue and Mr. Fan Xiaxia received salary from the Company as Executive Directors. Their salaries were recorded in the annual total remuneration and regulated in accordance with the Company’s Remuneration Management Regulations. The total remuneration, after examined by the Remuneration and Appraisal Committee, was then submitted to the Board of Directors. The Executive Directors have entered into the director service contracts in compliance with the requirements of the Stock Exchange using the template set out by the Stock Exchange.

Members of the Sixth Session of the Remuneration and Appraisal Committee comprised seven directors. Members of the Remuneration and Appraisal Committee were Mr. Liu Jipeng, Mr. Liu Guoyue, Mr. Xu Zujian, Mr. Liu Shuyuan, Mr. Shao Shiwei, Mr. Zheng Jianchao and Mr. Wu Liansheng, of whom Mr. Liu Jipeng, Mr. Shao Shiwei, Mr. Zheng Jianchao and Mr. Wu Liansheng were Independent Non-executive Directors. Mr. Liu Jipeng acted as Chief Member.

The seventh session of the Remuneration and Appraisal Committee comprises of 7 members. Members are Mr. Qi Yudong, Mr. Liu Guoyue, Mr. Liu Shuyuan, Mr. Xu Zujian, Mr. Shao Shiwei, Mr. Wu Liansheng, Mr. Li Zhensheng, of whom Mr. Qi Yudong, Mr. Shao Shiwei, Mr. Wu Liansheng and Mr. Li Zhensheng are independent non-executive directors. Mr. Qi Yudong acted as Chief member.

The operation of the Remuneration and Appraisal Committee under the Board of Directors did properly follow the Detailed Rules on the Work of the Remuneration and Appraisal Committee. The Remuneration and Appraisal Committee of the Sixth Session of the Board of Directors convened the first meeting in 2011 meeting on 28 March 2011, at which the 2011 Report of Total Wage Expenses was reviewed and approved the Company’s arrangement for the total wage in 2011.

During the reporting period, the attendance of meetings of the Remuneration and Appraisal Committee of the Company’s Board was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

First meeting of the Remuneration and Appraisal Committee of the Sixth Session of the Board in 2011	28 March 2011	Liu Jipeng, Liu Guoyue, Xu Zujian, Liu Shuyuan, Shao Shiwei, Wu Liansheng	Zheng Jianchao

(g)	Nomination of Directors

According to the relevant laws of the PRC and the relevant provisions of the Articles of Association, the Board of the Company has established the Nomination Committee. The Committee is mainly responsible for studying the selection standards and procedures for candidates for directors and senior management personnel of the Company according to the directors’ qualifications requirements under the Companies Law and Securities Law and the needs of the operational management of the Company, and making proposals thereon to the Board; searching for qualified candidates for directors and suitable persons for senior management personnel on a wide basis; and examining the candidates for directors and suitable persons for senior management personnel and making proposals thereon. Currently, the nomination of the candidates of directors of the Company is mainly made by the major shareholders. The nominations, after examination of the relevant qualification by the Nomination Committee, will be submitted to the Board of Directors. The President of the Company was appointed by the Board and the candidates for the Vice President and management were nominated by the President. Such nominations, after examination of the relevant qualification by the Nomination Committee, will be submitted to the Board of Directors.

Members of the Sixth Session of the Nomination Committee were Mr. Shao Shiwei, Mr. Fan Xiaxia, Mr. Shan Qunying, Ms. Huang Mingyuan, Mr. Liu Jipeng, Mr. Yu Ning and Mr. Wu Liansheng, of whom Mr. Shao Shiwei, Mr. Liu Jipeng, Mr. Yu Ning and Mr. Wu Liansheng were Independent Non-executive Directors. Mr. Shao Shiwei acted as the Chief Member.

Members of the seventh session of the Nomination Committee were Mr. Shao Shiwei, Mr. Fan Xiaxia, Mr. Shan Qunying, Ms. Huang Mingyuan, Mr. Wu Liansheng, Mr. Qi Yudong, Mr. Zhang Shouwen, of whom Mr. Shao Shiwei,

Mr. Wu Liansheng, Mr. Qi Yudong and Mr. Zhang Shouwen were Independent non-executive Directors. Mr. Shao Shiwei acted as the Chief member.

During the reporting period, the attendance of meetings of the Nomination Committee was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

First meeting of the Nomination Committee of the Sixth Session of the Board in 2011	28 March 2011	Shao Shiwei, Fan Xiaxia, Shan Qunying, Huang Mingyuan, Liu Jipeng, Yu Ning, Wu Liansheng	Nil

(h)	Appointment of Auditors

PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Limited Company were appointed respectively as the international and domestic auditors of the Company for 2011.

(i)	Audit Committee

According to the requirements of the regulatory authorities of the jurisdictions where the Company is listed and the relevant provisions of the Articles of Association, the Board of Directors of the Company has established the Audit Committee mainly responsible for: assisting the Board of Directors in the supervision of:

(1)	the accuracy of the Company’s financial statement;

(2)	the Company’s compliance with laws and regulations;

(3)	the qualification and independence of the Company’s independent auditors; and

(4)	the performance of the Company’s independent auditors and internal auditing departments of the Company.

Members of the Sixth Session of the Audit Committee comprised five directors, namely, Mr. Wu Liansheng, Mr. Liu Jipeng, Mr. Yu Ning, Mr. Shao Shiwei and Mr. Zheng Jianchao; all the above members are Independent Non-executive Directors. Mr. Wu Liansheng acted as Chief Member.

Members of the Seventh Session of the Audit Committee comprised five directors, namely, Mr. Wu Liansheng, Mr. Shao Shiwei, Mr. Li Zhensheng, Mr. Qi Yudong and Mr. Zhang Shouwen. The above members are all Independent Non-executive Directors. Mr. Wu Liansheng acted as Chief Member.

During the reporting period, the Audit Committee has held three meetings. As per Audit Committee’s duties, the Audit

Committee interviewed with the Company’s counsels, external auditors, management and the relevant departments separately and exchange ideas and communicated with them. With the understandings on the applicable laws and regulations of those jurisdictions in which the shares of the Company are listed, anti-fraud position in the Company, recruitment of staff, implementation and execution of internal control mechanism and audit work carried out by external auditors, the external auditors has rendered their views and opinion and made certain proposals. During the meetings, the following resolutions of the Company have been passed: the 2010 audit working report and the audit work plan and budget for 2011 of Audit Department of the Company, the 2010 financial reports and the budget report for 2011, the 2010 profit distribution plan, proposal on appointment of external auditors, the financial report for the first quarter of 2011, etc..

During the reporting period, the attendance of meetings of members of the Audit Committee was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

First meeting of the Audit Committee of the Sixth Session in 2011	2 February 2011	Wu Liansheng, Liu Jipeng, Yu Ning, Shao Shiwei,	Zheng Jianchao

Second meeting of the Audit Committee of the Sixth Session in 2011	28 March 2011	Wu Liansheng, Liu Jipeng, Yu Ning, Shao Shiwei	Zheng Jianchao

Third meeting of the Audit Committee of the Sixth Session in 2011	18 April 2011	Wu Liansheng, Liu Jipeng, Yu Ning, Shao Shiwei, Zheng Jianchao

(j)	Responsibility statement by the directors in relation to the financial statements

The Directors of the Company vconfirm that they shall assume the relevant responsibility in relation to the preparation of the financial statements of the Company, ensure that the preparation of the financial statements of the Company complies with the relevant laws and regulations and the applicable accounting standards and also warrant that the financial statements of the Company will be published in a timely manner.

(k)	Shares held by senior management

As at 30 June 2011, none of the senior management of the Company holds shares in the Company.

(l)	Strategy Committee

For compliance with the relevant requirements of the regulations in the jurisdictions where the shares of the Company are listed as well as the Articles of Association of the Company, the Board has established a Strategy Committee with the following key responsibilities:

(1)	reviewing and advising on the Company’s long-term strategic development plan;

(2)	reviewing and advising on the major fund raising proposals that need to be approved by the Board;

(3)	reviewing and advising on the major production and operating projects that need to be approved by the Board;

(4)	studying and advising on the matters that would significantly affect the development of the Company;

(5)	examining the implementation of the above-mentioned matters; and

(6)	attending those matters at the request of the Board.

Members of the Sixth Session of the Strategy Committee comprised seven directors, namely, Mr. Huang Long, Mr. Wu Dawei, Mr. Huang Jian, Mr. Liu Guoyue, Mr. Fan Xiaxia, Mr. Shao Shiwei and Mr. Zheng Jianchao, of whom Mr. Shao Shiwei and Mr. Zheng Jianchao were Independent Non-executive Directors. Mr. Huang Long acted as Chief Member.

Members of the Seventh Session of the Strategy Committee comprised seven directors, namely, Mr. Huang Long, Mr. Li Shiqi, Mr. Huang Jian, Mr. Liu Guoyue, Mr. Fan Xiaxia, Mr. Shao Shiwei and Mr. Li Zhensheng, of whom Mr. Shao Shiwei and Mr. Li Zhensheng were Independent Non-executive Directors. Mr. Huang Long acted as Chief Member.

On 27 June 2011, the Strategy Committee considered and approved the Report on Classification, Prevention and Control Measures on Risk of Huaneng Power International, Inc. in 2011 which was submitted to the Audit Committee of the Board of the Company on 8 August 2011.

The risk management work of the Company has been conducted in an orderly manner, which effectively controlled each risk and successively strengthened and enhanced to safeguard the Company’s internal controls and risk management system.

REVIEW BY THE AUDIT COMMITTEE

The interim results of 2011 have been reviewed by the Audit Committee of the Company.

LEGAL PROCEEDINGS

As at 30 June 2011, the Company was not involved in any material litigation or arbitration and no material litigation or claim was pending or threatened against or by the Company as far as the Company is aware.

DOCUMENTS FOR INSPECTION

Apart from this announcement, the interim report for 2011 containing all the information required by the Listing Rules will be published in the Hong Kong Stock Exchange’s website in due course. The Company will also file the interim report in Form 6-K with the US Securities and Exchange Commission. Copies of the interim report for 2011 will be available at the following addresses and websites:

PRC	Huaneng Power International, Inc.
Huaneng Building
4 Fuxingmennei Street
Xicheng District
Beijing
The People’s Republic of China

Telephone Number:(8610) 6322 6999
Fax Number:(8610) 6641 2321
Postal code:100031
website: http://www.hpi.com.cn

Hong Kong	Wonderful Sky Financial Group Limited
Unit 3102-05, 31/F., Office Tower,
Convention Plaza, 1 Harbour Road,
Wanchai, Hong Kong

Tel: (852) 2851 1038
Fax: (852) 2851 1352

Websites of the Company	http://www.hpi.com.cn;
http://www.hpi-ir.com.hk

By Order of the Board
Cao Peixi
Chairman

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)

Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)

Beijing, the PRC
10 August 2011

Condensed Consolidated Interim Balance Sheet (Unaudited)

As at 30 June 2011
(Amounts expressed in thousands of RMB)

ASSETS	Note	As at 30 June 2011	As at 31 December 2010

Non-current assets
Property, plant and equipment	5	174,303,279	155,224,597
Investments in associates / jointly controlled entities		12,464,398	11,973,216
Available-for-sale financial assets		2,131,092	2,223,814
Land use rights		4,375,759	4,058,496
Power generation licence		4,205,929	4,105,518
Mining rights	25	1,922,655	—
Deferred income tax assets		601,466	672,475
Derivative financial assets		28,314	91,478
Goodwill	6	14,884,673	12,640,904
Other non-current assets	7	2,304,999	5,391,566

Total non-current assets		217,222,564	196,382,064

Current assets
Inventories		7,103,483	5,190,435

Other receivables and assets	8	5,160,424	5,776,038
Accounts receivable and notes receivable	9	13,882,576	10,909,136
Derivative financial assets		199,427	132,632
Bank balances and cash	22	11,959,352	9,547,908

		38,305,262	31,556,149
Assets of disposal group classified as held for sale	17	445,887	—

Total current assets		38,751,149	31,556,149

Total assets		255,973,713	227,938,213

EQUITY AND LIABILITIES	Note	As at 30 June 2011	As at 31 December 2010

Capital and reserves attributable to equity holders of the Company
Share capital		14,055,383	14,055,383
Capital surplus		18,189,331	18,430,746
Surplus reserves		6,958,630	6,958,630
Currency translation differences		321,921	93,405
Retained earnings
— Proposed dividend			2,811,077
— Others		12,574,777	11,439,892

		52,100,042	53,789,133

Non-controlling interests		8,644,589	8,636,339

Total equity		60,744,631	62,425,472

Non-current liabilities
Long-term loans	11	76,921,229	65,184,903
Long-term bonds	12	13,847,293	13,831,150
Deferred income tax liabilities		2,225,546	1,966,387

Derivative financial liabilities		286,797	95,863
Other non-current liabilities	13	1,412,215	797,558

Total non-current liabilities		94,693,080	81,875,861

Current liabilities
Accounts payable and other liabilities	14	25,098,193	19,555,321
Taxes payables		640,787	744,223
Dividends payable		166,648	79,681
Salary and welfare payables		252,286	271,062
Derivative financial liabilities		105,215	86,612
Short-term bonds	15	5,081,151	5,070,247
Short-term loans	16	52,146,127	44,047,184
Current portion of long-term loans	11	16,777,361	13,782,550

		100,267,768	83,636,880

Liabilities of disposal group classified as held for sale	17	268,234	—

Total current liabilities		100,536,002	83,636,880

Total liabilities		195,229,082	165,512,741

Total equity and liabilities		255,973,713	227,938,213

Condensed Consolidated Interim Statement of Comprehensive Income (Unaudited)
For the six months ended 30 June 2011
(Amounts expressed in thousands of RMB, except per share data)

For the six months ended 30 June
Note	2011	2010

Operating revenue	4	64,054,146	48,853,859
Tax and levies on operations		(217,999)	(61,986)

Operating expenses
Fuel		(42,885,241)	(31,748,648)
Maintenance		(1,144,325)	(960,464)
Depreciation		(5,829,642)	(5,226,172)
Labor		(2,076,673)	(1,818,990)
Service fees on transmission and transformer facilities of HIPDC		(70,386)	(70,386)
Purchase of electricity		(4,109,431)	(2,683,066)
Others		(2,929,655)	(2,068,774)

Total operating expenses		(59,045,353)	(44,576,500)

Profit from operations		4,790,794	4,215,373

Interest income		84,090	26,826
Financial expenses, net
Interest expense		(3,511,077)	(2,498,136)
Exchange (loss) / gain and bank charges, net		(176,267)	188,722

Total financial expenses, net		(3,687,344)	(2,309,414)

Share of profits of associates / jointly controlled entities		346,019	378,064
(Loss) / Gain on fair value changes		(1,441)	12,140
Other investment income		78,315	55,017

Profit before income tax expense	19	1,610,433	2,378,006

Income tax expense	20	(500,189)	(422,103)

Net profit		1,110,244	1,955,903

		For the six months ended 30 June
	Note	2011	2010

Other comprehensive (loss)/ income, net of tax
Available-for-sale financial asset fair value changes		(69,542)	(159,722)
Proportionate shares of other comprehensive loss of investees measured using the equity method of accounting		(2,036)	(27,083)
Cash flow hedges		(169,837)	(377,686)
Currency translation differences		229,462	(37,804)

Other comprehensive (loss)/ income, net of tax		(11,953)	(602,295)

Total comprehensive income		1,098,291	1,353,608

Net profit / (loss) attributable to:
— Equity holders of the Company		1,130,892	1,932,463
— Non-controlling interests		(20,648)	23,440

		1,110,244	1,955,903

Total comprehensive income attributable to:
— Equity holders of the Company		1,117,993	1,330,411
— Non-controlling interests		(19,702)	23,197

		1,098,291	1,353,608

Earnings per share for profit attributable to the equity holders of the Company (expressed in RMB per share)
— Basic and diluted	21	0.08	0.16

Dividends paid	10	2,807,084	—

The notes on pages 40 to 76 are an integral part of this unaudited condensed consolidated interim financial information.

Condensed Consolidated Interim Statement of Changes in Equity (Unaudited)
For the six months ended 30 June 2011
(Amounts expressed in thousands of RMB)
	Attributable to equity holders of the Company										Non-controlling interests	Total equity

	Share capital	Capital surplus					Surplus reserves	Currency translation differences	Retained earnings	Total

		Share premium	Hedging reserve	Available-for-sale financial asset revaluation reserve	Other capital reserve	Subtotal

Balance as at 1 January 2011	14,055,383	16,780,924	15,667	606,831	1,027,324	18,430,746	6,958,630	93,405	14,250,969	53,789,133	8,636,339	62,425,472
Profit for the six months ended 30 June 2011	—	—	—	—	—	—	—	—	1,130,892	1,130,892	(20,648)	1,110,244
Other comprehensive (loss)/income:
Fair value changes from available- for-sale financial asset, net of tax	—	—	—	(69,542)	—	(69,542)	—	—	—	(69,542)	—	(69,542)
Proportionate shares of other comprehensive loss of investee measured using the equity method of accounting, net of tax	—	—	—	(1,892)	(144)	(2,036)	—	—	—	(2,036)	—	(2,036)
Changes in fair value of effective portion of cash flow hedges, net of tax	—	—	144,460	—	—	144,460	—	—	—	144,460	—	144,460
Cash flow hedges recorded in shareholders’ equity reclassified to profit and loss, net of tax	—	—	194,276	—	—	194,276	—	—	—	194,276	—	194,276

Cash flow hedges recorded in shareholders’ equity reclassified to inventories, net of tax	—	—	(508,573)	—	—	(508,573)	—	—	—	(508,573)	—	(508,573)
Currency translation differences	—	—	—	—	—	—	—	228,516	—	228,516	946	229,462

Total comprehensive (loss)/income for the six months ended 30 June 2011	—	—	(169,837)	(71,434)	(144)	(241,415)	—	228,516	1,130,892	1,117,993	(19,702)	1,098,291
Dividends relating to 2010 (Note 10)	—	—	—	—	—	—	—	—	(2,807,084)	(2,807,084)	(91,182)	(2,898,266)
Capital injections from non-controlling interests of subsidiaries	—	—	—	—	—	—	—	—	—	—	55,045	55,045
Acquisition of a subsidiary (Note 25)	—	—	—	—	—	—	—	—	—	—	64,089	64,089

Balance as at 30 June 2011	14,055,383	16,780,924	(154,170)	535,397	1,027,180	18,189,331	6,958,630	321,921	12,574,777	52,100,042	8,644,589	60,744,631

	Attributable to equity holders of the Company										Non-controlling interests	Total equity

	Share capital	Capital surplus					Surplus reserves	Currency translation differences	Retained earnings	Total

		Share premium	Hedging reserve	Available-for-sale financial asset revaluation reserve	Other capital reserve	Subtotal

Balance as at 1 January 2010	12,055,383	8,506,769	128,044	896,919	509,471	10,041,203	6,096,100	(362,067)	14,293,564	42,124,183	8,523,937	50,648,120
Profit for the six months ended 30 June 2010	—	—	—	—	—	—	—	—	1,932,463	1,932,463	23,440	1,955,903
Other comprehensive (loss) / income:

Fair value changes from available-for-sale financial asset, net of tax	—	—	—	(159,722)	—	(159,722)	—	—	—	(159,722)	—	(159,722)
Proportionate shares of other comprehensive (loss)/income of investees measured using the equity method of accounting, net of tax	—	—	—	(28,978)	1,895	(27,083)	—	—	—	(27,083)	—	(27,083)
Changes in fair value of effective portion of cash flow hedges, net of tax	—	—	(365,165)	—	—	(365,165)	—	—	—	(365,165)	—	(365,165)
Cash flow hedges recorded in shareholders’ equity reclassified to profit and loss, net of tax	—	—	(12,521)	—	—	(12,521)	—	—	—	(12,521)	—	(12,521)
Currency translation differences	—	—	—	—	—	—	—	(37,561)	—	(37,561)	(243)	(37,804)

Total comprehensive (loss)/income for the six months ended 30 June 2010	—	—	(377,686)	(188,700)	1,895	(564,491)	—	(37,561)	1,932,463	1,330,411	23,197	1,353,608
Transfer to surplus reserves	—	—	—	—	—	—	508,100	—	(508,100)	—	—	—
Dividends relating to 2009 (Note 10)	—	—	—	—	—	—	—	—	(2,528,050)	(2,528,050)	(208,819)	(2,736,869)
Capital injections from non-controlling interests of subsidiaries	—	—	—	—	—	—	—	—	—	—	109,340	109,340

Balance as at 30 June 2010	12,055,383	8,506,769	(249,642)	708,219	511,366	9,476,712	6,604,200	(399,628)	13,189,877	40,926,544	8,447,655	49,374,199

The notes on pages 40 to 76 are an integral part of this unaudited condensed consolidated interim financial information.

Condensed Consolidated Interim Statement of Cash Flows (Unaudited)

For the six months ended 30 June 2011
(Amounts expressed in thousands of RMB)

		For the six months ended 30 June
	Note	2011	2010

Net cash provided by operating activities		9,298,057	9,038,964

Net cash used in investing activities	22	(8,299,851)	(11,578,377)

Net cash provided by financing activities	22	1,307,532	3,129,825

Exchange gain / (loss)		68,565	(13,119)

Net increase in cash and cash equivalents		2,374,303	577,293

Cash and cash equivalents as at beginning of the period		9,426,437	5,226,982

Cash and cash equivalents as at end of the period	22	11,800,740	5,804,275

The notes on pages 40 to 76 are an integral part of this unaudited condensed consolidated interim financial information.

Notes To The Unaudited Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2011
(Amounts expressed in thousands of RMB unless otherwise stated)

1.	COMPANY ORGANIZATION AND PRINCIPAL ACTIVITIES

Huaneng Power International, Inc. (the "Company") was incorporated in the People’s Republic of China (the "PRC") as a Sino-foreign joint stock limited company on 30 June 1994. The registered address of the Company is West Wing, Building C, Tianyin Mansion, 2C Fuxingmennan Street, Xicheng District, Beijing, the PRC. The Company and most of its subsidiaries are principally engaged in the generation and sale of electric power to the respective regional or provincial grid companies in the PRC. SinoSing Power Pte. Ltd. ("SinoSing Power") and its subsidiaries, subsidiaries of the Company, are principally engaged in the power generation and sale in the Republic of Singapore ("Singapore").

The directors consider Huaneng International Power Development Corporation ("HIPDC") and China Huaneng Group ("Huaneng Group") as the parent company and ultimate parent company of the Company, respectively. Both HIPDC and Huaneng Group are incorporated in the PRC. Neither Huaneng Group nor HIPDC produced financial statements available for public use.

This unaudited condensed consolidated interim financial information was approved for issue on 9 August 2011.

2.	BASIS OF PREPARATION

This unaudited condensed consolidated interim financial information for the six months ended 30 June 2011 have been prepared in accordance with International Accounting Standard ("IAS") 34 "Interim Financial Reporting". This unaudited condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2010, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board (the "IASB").

As at and for the six months ended 30 June 2011, a portion of the Company and its subsidiaries’ funding requirements for capital expenditures were partially satisfied by short-term financing. Consequently, as at 30 June 2011, the Company and its subsidiaries have a negative working capital balance of approximately Renminbi Yuan ("RMB") 61.78 billion. Taking into consideration of the expected operating cash flows of the Company and its subsidiaries and the undrawn available banking facilities, the Company and its subsidiaries will refinance and / or restructure certain short-term borrowings into long-term borrowings and also consider alternative sources of financing, where applicable. Therefore, the directors of the Company are of the opinion that the Company and its subsidiaries will be able to meet their liabilities as and when they fall due within the next twelve months and have prepared this unaudited condensed consolidated interim financial information on a going concern basis.

3.	PRINCIPAL ACCOUNTING POLICIES

Except as described below, the principal accounting policies adopted are consistent with those applied in the annual financial statements for the year ended 31 December 2010 described in those annual financial statements.

The Company and its subsidiaries have adopted the following amendments to standards in 2011.

•
IAS 24 (revised), ‘Related party disclosures’, issued in November 2009. It supersedes IAS 24, ‘Related party disclosures’, issued in 2003. IAS 24 (revised) is mandatory for annual periods beginning on or after 1 January 2011. The revised standard clarifies and simplifies the definition of a related party and removes the requirement for government-related enterprises to disclose details of all transactions with the government and other government-related enterprises. The Company and its subsidiaries has earlier adopted the partial exemption of disclosure requirements for transactions with government-related enterprises on 1 January 2010 and apply the remaining requirements of this standard from 1 January 2011 onwards. The adoption of the remaining requirements results in additional disclosures on transactions and balances with associates/jointly controlled entities of Huaneng Group and its subsidiaries. This did not result in any material impact on the unaudited condensed consolidated interim financial information as there was no material transactions with associates/jointly controlled entities of Huaneng Group and its subsidiaries for the six months ended 30 June 2011. The Company and its subsidiaries will disclose the commitments balance with related parties in the upcoming annual financial statements.

•
Amendments to IFRS 7, ‘Financial instruments: disclosures’. The amendments were as a result of the May 2010 Improvements to IFRSs (the "May 2010 Improvements") (effective for financial year beginning 1 January 2011). The May 2010 Improvements clarified certain quantitative disclosures and removed the disclosure requirements on financial assets with renegotiated terms. The Company and its subsidiaries adopt the May 2010 Improvement on IFRS 7 on 1 January 2011. These amendments have no material impact on the unaudited condensed consolidated interim financial information.

•
Amendments to IAS 34 ‘Interim financial reporting’ is effective for annual periods beginning on or after 1 January 2011. It emphasizes the existing disclosure principles in IAS 34 and adds further guidance to illustrate how to apply these principles. Greater emphasis has been placed on the disclosure principles for significant events and transactions. Additional requirements cover disclosure of changes to fair value measurement (if significant), and the need to update relevant information from the most recent annual report. These amendments did not result in any material impact on the unaudited condensed consolidated interim financial information.

4.	REVENUE AND SEGMENT INFORMATION

Revenues recognized during the period are as follows:

	For the six months ended 30 June
	2011	2010

Sales of power and heat	63,004,353	48,296,467
Sales of coal	433,973	343,096
Port and transportation service	198,988	104,440
Others	416,832	109,856

Total	64,054,146	48,853,859

Directors and certain senior management of the Company perform the function as chief operating decision makers (collectively referred to as the "senior management"). The senior management reviews the internal reporting of the Company and its subsidiaries in order to assess performance and allocate resources. The Company has determined the operating segments based on these reports. For the six months ended 30 June 2010, the operating segments of the Company were grouped into power segment and all other segments. Considering the developments of Singapore operations in late 2010, including the commencement of construction of a new generator, the Company expected a continuous increase in significance of the Singapore operations. Hence, the internal reporting was restructured and the Company grouped operating segments into PRC power segment, Singapore segment and all other segments (mainly including port and transportation operations). Therefore, comparative figures for the six months ended 30 June 2010 were restated.

Senior management assesses the performance of the operating segments based on a measure of profit before income tax expense under China Accounting Standard for Business Enterprises ("PRC GAAP") in related periods excluding dividend income received from available-for-sale financial assets and operating results of those centrally managed and resource allocation functions in headquarters. Other information provided, except as noted below, to the senior management of the Company is measured under PRC GAAP.

Segment assets exclude prepaid income tax, deferred income tax assets, available-for-sale financial assets and assets related to those centrally managed and resource allocation functions in headquarters that are not attributable to any operating segment ("corporate assets"). Segment liabilities exclude current income tax liabilities, deferred income tax liabilities and liabilities related to those centrally managed and resource allocation functions in headquarters that are not attributable to any operating segment ("corporate liabilities"). These are part of the reconciliation to total balance sheet assets and liabilities.

All sales among the operating segments were performed at market price or close to market price, and have been eliminated as internal transactions when preparing the unaudited condensed consolidated interim financial information.

4.	REVENUE AND SEGMENT INFORMATION (CONT’D)

(Under PRC GAAP)

	PRC power segment	Singapore segment	All other segments	Total

For the six months ended 30 June 2011
Total revenue	53,643,504	10,208,272	316,975	64,168,751
Inter-segment revenue	—	—	(114,605)	(114,605)

Revenue from external customers	53,643,504	10,208,272	202,370	64,054,146

Segment results	897,662	854,357	3,039	1,755,058

Interest income	45,032	38,816	242	84,090
Interest expense	(3,113,073)	(240,715)	(42,303)	(3,396,091)
Depreciation and amortization	(5,459,792)	(306,690)	(70,778)	(5,837,260)

Net loss on disposal of property, plant and equipment	(12,339)	—	—	(12,339)
Share of profits of associates and jointly controlled entities	272,341	—	15,598	287,939
Income tax expense	(380,326)	(148,592)	(1,544)	(530,462)

For the six months ended 30 June 2010 (restated)
Total revenue	41,492,401	7,257,018	203,815	48,953,234
Inter-segment revenue	—	—	(99,375)	(99,375)

Revenue from external customers	41,492,401	7,257,018	104,440	48,853,859

Segment results	2,192,786	447,254	50	2,640,090

Interest income	20,033	6,689	104	26,826
Interest expense	(2,169,989)	(184,948)	(19,683)	(2,374,620)
Depreciation and amortization	(4,855,739)	(277,211)	(24,798)	(5,157,748)
Net gain on disposal of property, plant and equipment	8,570	26	—	8,596
Share of profits of associates	338,367	—	—	338,367
Income tax expense	(394,677)	(62,775)	(13)	(457,465)

4.	REVENUE AND SEGMENT INFORMATION (CONT’D)

(Under PRC GAAP)

	PRC power segment	Singapore segment	All other segments	Total

30 June 2011
Segment assets	210,416,097	30,224,242	8,206,647	248,846,986

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	25,758,123	1,056,806	3,354,791	30,169,720
Investments in associates	9,362,178	—	989,362	10,351,540
Investments in jointly controlled entities	160,000	—	1,092,572	1,252,572
Segment liabilities	(160,440,871)	(18,383,594)	(3,211,712)	(182,036,177)

31 December 2010
Segment assets	183,608,308	27,994,439	4,544,367	216,147,114

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	23,048,297	619,373	933,981	24,601,651
Investments in associates	9,103,960	—	984,545	10,088,505
Investment in a jointly controlled entity	—	—	1,058,000	1,058,000
Segment liabilities	(135,144,759)	(17,037,144)	(1,163,361)	(153,345,264)

4.	REVENUE AND SEGMENT INFORMATION (CONT’D)

A reconciliation of segment results to profit before income tax expense is provided as follows:

	For the six months ended 30 June
	2011	2010

Segment results (PRC GAAP)	1,755,058	2,640,090
Reconciling items:
Loss of the headquarters	(123,883)	(150,947)
Investment income from China Huaneng Finance Co., Ltd. ("Huaneng Finance")	41,335	32,400
Dividend income of available-
for-sale financial assets	65,881	63,578
Impact of IFRS adjustments*	(127,958)	(207,115)

Profit before income tax expense per unaudited condensed consolidated interim statement of comprehensive income	1,610,433	2,378,006

Reportable segments’ assets are reconciled to total assets as follows:

	As at 30 June 2011	As at 31 December 2010

Total segment assets (PRC GAAP)	248,846,986	216,147,114
Reconciling items:
Investment in Huaneng Finance	600,836	560,213
Deferred income tax assets	809,089	867,183
Prepaid income tax	80,214	76,429
Available-for-sale financial assets	2,131,092	2,223,814
Corporate assets	300,690	4,077,994
Impact of IFRS adjustments*	3,204,806	3,985,466

Total assets per unaudited condensed consolidated interim balance sheet	255,973,713	227,938,213

4.	REVENUE AND SEGMENT INFORMATION (CONT’D)

Reportable segments’ liabilities are reconciled to total liabilities as follows:

	As at 30 June 2011	As at 31 December 2010

Total segment liabilities (PRC GAAP)	(182,036,177)	(153,345,264)
Reconciling items:
Current income tax liabilities	(400,419)	(280,917)
Deferred income tax liabilities	(1,908,065)	(1,605,716)
Corporate liabilities	(9,124,396)	(7,861,633)
Impact of IFRS adjustments*	(1,760,025)	(2,419,211)

Total liabilities per unaudited condensed consolidated interim balance sheet	(195,229,082)	(165,512,741)

Other material items:

	Reportable segment total	Headquarters	Investment income from Huaneng Finance	Impact of IFRS adjustments*	Total

For the six months ended 30 June 2011
Interest expense	(3,396,091)	(114,986)	—	—	(3,511,077)
Depreciation and amortization	(5,837,260)	(15,439)	—	(78,307)	(5,931,006)
Share of profits of associates and jointly controlled entities	287,939	—	41,335	16,745	346,019
Income tax expense	(530,462)	—	—	30,273	(500,189)

For the six months ended 30 June 2010
Interest expense	(2,374,620)	(123,516)	—	—	(2,498,136)
Depreciation and amortization	(5,157,748)	(12,107)	—	(156,604)	(5,326,459)
Share of profits of associates	338,367	—	32,400	7,297	378,064
Income tax expense	(457,465)	—	—	35,362	(422,103)

*
The GAAP adjustments above were primarily represented the classification adjustments and other adjustments, and the GAAP adjustments other than classification were primarily brought forward from prior years. Such differences will be gradually eliminated following subsequent depreciation and amortization of related assets or the extinguishment of liabilities.

4.	REVENUE AND SEGMENT INFORMATION (CONT’D)

Geographical information (Under IFRS):

(i)	External revenue generated from the following countries:

	For the six months ended 30 June
	2011	2010

The PRC	53,845,874	41,596,841
Singapore	10,208,272	7,257,018

64,054,146	48,853,859

(ii)	Non-current assets (excluding financial assets and deferred income tax assets) are located in the following countries:

	As at 30 June 2011	As at 31 December 2010

The PRC	190,443,389	170,736,472
Singapore	23,359,451	22,070,398

	213,802,840	192,806,870

The information on the portion of external revenue of the Company and its subsidiaries which is generated from sales to major customers of the Company and its subsidiaries at amounts equal to or more than 10% of external revenue is as follows:

	For the six months ended 30 June
	2011		2010
	Amount	Proportion	Amount	Proportion

JiangSu Electric Power Company	7,763,564	12%	6,391,900	13%
ShanDong Electric Power Corporation ("Shandong Power")	7,624,607	12%	5,824,202	12%

5.	PROPERTY, PLANT AND EQUIPMENT

	As at 30 June 2011	As at 31 December 2010

Beginning of the period / year	155,224,597	140,777,336
Acquisitions	18,319,362	2,351,268
Additions	6,864,040	22,823,656

Disposals / Write-off	(23,410)	(552,720)
Property, plant and equipment classified as held for sale (Note 17)	(366,986)	—
Depreciation charge	(5,862,640)	(10,461,185)
Impairment charge	—	(8,477)
Currency translation differences	148,316	294,719

End of the period / year	174,303,279	155,224,597

6.	GOODWILL

The movements in the carrying amount of goodwill during the period are as follows:

	As at 30 June 2011	As at 31 December 2010

Beginning of the period / year	12,640,904	11,610,998
Acquisitions	1,999,521	467,980
Subsequent adjustment	—	(8,198)
Currency translation differences	278,578	575,400
Impairment charge (Note 17)	(31,936)	(5,276)
Goodwill classified as held for sale (Note 17)	(2,394)	—

End of the period / year	14,884,673	12,640,904

7.	OTHER NON-CURRENT ASSETS

Details of other non-current assets are as follows:

	As at 30 June 2011	As at 31 December 2010

Prepayments for acquisitions*	—	3,834,774
Intangible assets	383,357	388,705
Deferred housing loss	10,527	12,078
Prepayments for switchhouse and metering station	16,199	16,472

Prepaid connection fees	92,827	103,769
Prepaid territorial waters use right	835,840	142,981
Finance lease receivables	658,851	587,427
Others	307,398	305,360

Total	2,304,999	5,391,566

*	Prepayments for acquisitions primarily represent prepayments for acquisitions of certain equity interests. These acquisitions have been completed in January 2011. Please refer to Note 25 for details.

8.	OTHER RECEIVABLES AND ASSETS

Other receivables and assets comprised the following:

	As at 30 June 2011	As at 31 December 2010

Prepayments for inventories	1,284,574	926,602
Prepayments for constructions	239,654	457,593
Prepayments for investments	49,090	373,440
Prepaid income tax	80,214	76,429
Others	201,611	188,980

Total prepayments	1,855,143	2,023,044

Staff advances	31,006	15,558
Dividends receivable	20,000	—
Fuel receivables	286,675	260,448
Others	921,895	757,463

Subtotal other receivables	1,259,576	1,033,469
Less: provision for doubtful accounts	(43,399)	(42,045)

Total other receivables, net	1,216,177	991,424

VAT recoverable	2,089,104	2,761,570

Gross total	5,203,823	5,818,083

Net total	5,160,424	5,776,038

9.	ACCOUNTS RECEIVABLE AND NOTES RECEIVABLE

Accounts receivable and notes receivable comprised the following:

	As at 30 June 2011	As at 31 December 2010

Accounts receivable	12,902,641	10,297,602
Notes receivable	1,007,864	636,542

	13,910,505	10,934,144
Less: provision for doubtful accounts	(27,929)	(25,008)

	13,882,576	10,909,136

The Company and its subsidiaries usually grant about one month’s credit period to local power grid customers from the end of the month in which the sales are made, except for SinoSing Power and its subsidiaries which credit periods ranged from 5 days to 60 days from the dates of billings.

Aging analysis of accounts receivable and notes receivable was as follows:

	As at 30 June 2011	As at 31 December 2010

Within 1 year	13,881,289	10,904,522
Between 1 to 2 years	323	535
Between 2 to 3 years	24,514	24,957
Over 3 years	4,379	4,130

13,910,505	10,934,144

As at 30 June 2011, the maturity period of the notes receivable ranged from 3 months to 8 months (31 December 2010: from 1 month to 6 months).

10.	DIVIDENDS

On 17 May 2011, upon the approval from the annual general meeting of the shareholders, the Company declared 2010 final dividend of RMB 0.20 (2009 final: RMB 0.21) per ordinary share. For the six months ended 30 June 2011, the Company made dividend payments of approximately RMB 2,807 million. The Company did not make any dividend payments for the six months ended 30 June 2010.

11.	LONG-TERM LOANS

Long-term loans comprised the following:

	As at 30 June 2011	As at 31 December 2010

Loans from Huaneng Group (a)	800,000	800,000
Bank loans (b)	85,333,453	70,884,020
Other loans (c)	7,565,137	7,283,433

	93,698,590	78,967,453
Less: Current portion of long-term loans	(16,777,361)	(13,782,550)

	76,921,229	65,184,903

11.	LONG-TERM LOANS (CONT’D)

(a)	Loans from Huaneng Group

Details of loans from Huaneng Group are as follows:

	As at 30 June 2011
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000

Loans from Huaneng
Group
Unsecured
RMB
— Fixed rate	800,000	800,000	—	800,000	4.05%-4.60%

	As at 31 December 2010
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000

Loans from Huaneng Group
Unsecured
RMB
— Fixed rate	800,000	800,000	—	800,000	4.05%-4.60%

11.	LONG-TERM LOANS (CONT’D)

(b)	Bank loans

Details of bank loans are as follows:

	As at 30 June 2011
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000

Bank loans
Secured
RMB
— Fixed rate	13,590,000	13,590,000	(528,500)	13,061,500	5.35%-6.80%
Unsecured
RMB

— Fixed rate	49,442,190	49,442,190	(11,208,490)	38,233,700	3.51%-6.80%
US$
— Fixed rate	83,519	540,504	(426,589)	113,915	5.95%-6.60%
— Variable rate	776,259	5,023,641	(448,918)	4,574,723	0.51%-1.46%
S$
— Variable rate	3,029,808	15,889,221	(347,398)	15,541,823	1.94%-2.15%
Û
— Fixed rate	90,576	847,897	(87,466)	760,431	2.00%-2.15%

		85,333,453	(13,047,361)	72,286,092

11.	LONG-TERM LOANS (CONT’D)

(b)	Bank loans (Cont’d)

	As at 31 December 2010
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000

Bank loans
Secured
RMB
— Fixed rate	30,000	30,000	—	30,000	5.45%
Unsecured
RMB
— Fixed rate	48,127,488	48,127,488	(10,178,375)	37,949,113	3.51%–5.94%
US$
— Fixed rate	130,863	866,665	(627,083)	239,582	5.95%–6.97%
— Variable rate	810,614	5,368,452	(459,399)	4,909,053	0.51%–2.94%
S$
— Variable rate	3,057,689	15,652,617	(286,275)	15,366,342	2.15%–2.46%
Û
— Fixed rate	95,247	838,798	(82,283)	756,515	2.00%–2.15%

		70,884,020	(11,633,415)	59,250,605

As at 30 June 2011, a long-term loan of RMB 87 million is secured by territorial waters use right with net book value amounting to RMB 87.27 million (31 December 2010: nil)

As at 30 June 2011, a long-term loan of RMB 187 million is secured by certain property, plant and equipment (31 December 2010: nil).

11.	LONG-TERM LOANS (CONT’D)

(b)	Bank loans (Cont’d)

As at 30 June 2011, a long-term loan of RMB 15 million (31 December 2010: RMB 30 million) is secured by land use rights with net book value amounting to RMB 34 million and certain property, plant and equipment (31 December 2010: land use rights with net book value amounting to RMB 28 million).

As at 30 June 2011, long-term loans of RMB 13,301 million are secured by tariff collection rights (31 December 2010: nil).

(c)	Other loans

Details of other loans are as follows:

	As at 30 June 2011
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000

Other loans
Unsecured
RMB
— Fixed rate	7,530,000	7,530,000	(3,730,000)	3,800,000	4.20%-6.40%
S$
— Variable rate	6,700	35,137	—	35,137	4.25%

		7,565,137	(3,730,000)	3,835,137

11.	LONG-TERM LOANS (CONT’D)

(c)	Other loans (Cont’d)

	As at 31 December 2010
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000

Other loans
Unsecured
RMB
— Fixed rate	7,230,000	7,230,000	(2,130,000)	5,100,000	4.05%-4.86%
US$
— Variable rate	1,429	9,461	(9,461)	—	0.93%-1.18%
S$
— Variable rate	6,700	34,298	—	34,298	4.25%
JPY
— Variable rate	119,048	9,674	(9,674)	—	0.66%-0.85%

		7,283,433	(2,149,135)	5,134,298

As at 30 June 2011, the balance of other long-term loans that drawn from Huaneng Finance amounted to approximately RMB 230 million (31 December 2010: RMB 230 million) with annual interest rate of 4.86%–5.49% (2010: 4.86%).

12.	LONG-TERM BONDS

The Company issued bonds with maturity of 5 years, 7 years and 10 years in December 2007 with face values of RMB 1 billion, RMB 1.7 billion and RMB 3.3 billion bearing annual interest rates of 5.67%, 5.75% and 5.90%, respectively. The total actual net proceeds received by the Company were approximately RMB 5.885 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 6.13%, 6.10% and 6.17%, respectively. Interest paid per annum during the tenure of the bonds are RMB 57 million, RMB 98 million and RMB 195 million, respectively. As at 30 June 2011, interest payables for these bonds above amounted to approximately RMB 181.36 million (31 December 2010: RMB 6.79 million).

The Company also issued bonds with maturity of 10 years in May 2008 with face value of RMB 4 billion bearing annual interest rate of 5.20%. The actual net proceeds received by the Company were approximately RMB 3.933 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of bond is 5.42%. Interest paid per annum during the tenure of the bonds is RMB 208 million. As at 30 June 2011, interest payable for these bonds above amounted to approximately RMB 30.19 million (31 December 2010: RMB 134.19 million).

Please refer to Note 23(b) for details of long-term bonds of the Company guaranteed by HIPDC and government-related banks.

The Company issued medium-term notes with maturity of 5 years in May 2009 with face value of RMB 4 billion bearing annual interest rate of 3.72%. The actual net proceeds received by the Company were approximately RMB 3.940 billion. These notes are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the notes fall due. The annual effective interest rate of these notes is 4.06%. Interest paid per annum during the tenure of the notes is RMB 149 million. As at 30 June 2011, interest payables for these notes above amounted to approximately RMB 19.11 million (31 December 2010: RMB 94.17 million).

13.	OTHER NON-CURRENT LIABILITIES

	As at 30 June 2011	As at 31 December 2010

Environmental subsidies	593,424	608,369
Long-term payables*	600,000	—
Others	218,791	189,189

	1,412,215	797,558

*	As at 30 June 2011, long-term payables represent long-term payables to a former shareholder of Fujian Luoyuanwan Luneng Harbour Limited Liability Company ("Fujian Luoyuanwan Harbour").

14.	ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities comprised:

	As at 30 June 2011	As at 31 December 2010

Accounts and notes payable	8,009,328	5,415,145
Other payables and accrued liabilities	17,088,865	14,140,176

	25,098,193	19,555,321

Aging analysis of accounts and notes payable was as follows:

	As at 30 June 2011	As at 31 December 2010

Within 1 year	7,849,832	5,357,560
Between 1 to 2 years	143,677	26,703
Over 2 years	15,819	30,882

	8,009,328	5,415,145

15.	SHORT-TERM BONDS

The Company issued unsecured short-term bonds amounting to RMB 5 billion bearing annual interest rate of 3.95% in January 2011. Such bonds are denominated in RMB and issued at face value and will mature in 365 days from the issuance date. The annual effective interest rate of these bonds is 4.37%. As at 30 June 2011, interest payables for these bonds above amounted to approximately RMB 91.99 million.

The Company issued unsecured short-term bonds amounting to RMB 5 billion bearing annual interest rate of 3.20% in July 2010. Such bonds are denominated in RMB and issued at face value and will mature in 365 days from the issuance date. The annual effective interest rate of these bonds is 3.61%. As at 30 June 2011, such short-term bonds were fully repaid on schedule.

16.	SHORT-TERM LOANS

Short-term loans are as follows:

	The Company and its subsidiaries
	As at 30 June 2011			As at 31 December 2010
	Original currency	RMB equivalent	Annual interest rate	Original currency	RMB equivalent	Annual interest rate
	’000			’000

Secured
RMB
— Fixed rate	2,942,195	2,942,195	4.13%-6.31%	1,389,450	1,389,450	3.89%–4.13%
— Fixed rate-discounted notes receivable	83,980	83,980	4.32%-7.16%	10,000	10,000	2.40%–5.04%

		3,026,175			1,399,450

Unsecured
RMB
— Fixed rate	49,081,144	49,081,144	4.00%-6.93%	42,647,734	42,647,734	3.79%–5.72%

S$
— Variable rate	7,400	38,808	1.36%	—	—	—

		49,119,952			42,647,734

		52,146,127			44,047,184

16.	SHORT-TERM LOANS (CONT’D)

As at 30 June 2011, short-term loans of RMB 2,942 million (31 December 2010: RMB 1,389 million) were secured by accounts receivable of the Company with net book value amounting to RMB 3,152 million (31 December 2010: RMB 1,513 million).

As at 30 June 2011, secured short-term loans of RMB 83.98 million (31 December 2010: RMB 10 million) represented the discounted notes receivable with recourse. As these notes receivable were yet to mature, the proceeds received were recorded as short-term loans.

As at 30 June 2011, short-term loans from Huaneng Finance amounted to RMB 805 million (31 December 2010: RMB 605 million). For the six months ended 30 June 2011, the annual interest rates for these loans ranged from 4.78% to 6.31% (2010: 4.78%).

As at 30 June 2011, short-term loans from Huaneng Guicheng Trust Co., Ltd. ("Huaneng Guicheng Trust") amounted to RMB 5 billion (31 December 2010: RMB 3.18 billion). For the six months ended 30 June 2011, the annual interest rates for these loans ranged from 4.56% to 6.31% (2010: from 4.35% to 4.94%).

17.	DISPOSAL GROUP

On 29 June 2011, the Company entered into the Jilin Biological Power Interest Transfer Agreement with Huaneng Jilin Power Generation Co., Ltd. ("Huaneng Jilin Company", a subsidiary of Huaneng Group) and Huaneng Group, pursuant to which the Company agreed to transfer its 100% interest in Huaneng Jilin Biological Power Generation Limited Company ("Jilin Biological Power") to Huaneng Jilin Company for a consideration of RMB 106.3 million. In addition, Jilin Biological Power received an indirect capital fund amounting to RMB 71.35 million from the Ministry of Finance of PRC through Huaneng Group and such fund will be distributed back to Huaneng Group upon completion of this transaction. As at 30 June 2011, this transaction is yet to complete.

The assets and liabilities of Jilin Biological Power, which is a part of PRC power segment, have been presented as held for sale following the signing of the interest transfer agreement. This transaction is expected to be completed in August 2011. Jilin Biological Power’s assets and liabilities are a disposal group. However, Jilin Biological Power is not a discontinued operation at 30 June 2011, as it does not represent a major line of business.

Jilin Biological Power’s assets and liabilities were remeasured at the lower of carrying amount and fair value less cost to sell on the date of held-for-sale classification. Goodwill arising from acquisition of Jilin Biological Power was written down by RMB 31.936 million to RMB 2.394 million, and has also been included in assets held for sale.

17.	DISPOSAL GROUP (CONT’D)

The major classes of assets and liabilities of Jilin Biological Power in the disposal group are as follows:

As at 30 June 2011

Assets classified as held for sale:
— Property, plant and equipment	366,986
— Goodwill	2,394
— Land use rights	29,597
— Other non-current assets	178
— Inventories	3,759
— Bank balances and cash	36,880
— Other receivables and assets	6,093

Total assets of the disposal group	445,887

Liabilities directly associated with assets
classified as held for sale:
— Long-term loans (including current portion)	200,000
— Deferred income tax liabilities	3,170
— Salary and welfare payables	442
— Accounts payable and other liabilities	64,622

Total liabilities of the disposal group	268,234

Total net assets of the disposal group	177,653

18.	ADDITIONAL FINANCIAL INFORMATION ON UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

As at 30 June 2011, the net current liabilities of the Company and its subsidiaries amounted to approximately RMB 61,785 million (31 December 2010: RMB 52,081 million). On the same date, total assets less current liabilities were approximately RMB 155,438 million (31 December 2010: RMB 144,301 million).

19.	PROFIT BEFORE INCOME TAX EXPENSE

Profit before income tax expense was determined after charging and (crediting) the following:

	For the six months ended 30 June
	2011	2010

Interest expense on
— loans	3,394,492	2,405,376
— short-term bonds	191,055	120,814
— long-term bonds	368,454	367,698

Total interest expense on borrowings	3,954,001	2,893,888
Less: amounts capitalized in property, plant and equipment	(442,924)	(395,752)

Interest expense charged in unaudited condensed consolidated interim statement of comprehensive income	3,511,077	2,498,136

Loss / (Gain) on disposals of property, plant and equipment, net	12,360	(8,623)

Provision for / (Reversal of) doubtful debts	390	(1,634)

Bad debts recovery	—	(31)

20.	INCOME TAX EXPENSE

No Hong Kong profits tax was provided for the six months ended 30 June 2011 (for the six months ended 30 June

2010: nil) as the Company and its subsidiaries had no estimated assessable profits arising in or deriving from Hong Kong.

Income tax expense of the Company and its subsidiaries has been provided on the estimated assessable profits for the period at their prevailing rates of taxation.

Upon the effective of the "Corporate Income Tax Law of the People’s Republic of China" on 1 January 2008, domestic subsidiaries with original applicable tax rate of 33% apply income tax rate of 25% from 1 January 2008 onwards. Domestic entities of the Company and its subsidiaries which originally enjoyed preferential tax treatments will transit to 25% gradually from 1 January 2008 onwards. Pursuant to Guo Fa [2007]39 document, starting from 1 January 2008, entities which originally enjoyed two-year tax exemption and three-year 50% reduction tax treatments, continue to follow the original tax laws, administrative regulations and relevant documents until respective expiration dates. However, those not being entitled to preferential tax treatment as a result of tax losses, the preferential period started from 2008 onwards.

For the six months ended 30 June 2011, the income tax rate applicable to Singapore subsidiaries is 17% (for the six months ended 30 June 2010: 17%).

For the six months ended 30 June 2011, the weighted average effective tax rate applicable to the Company and its subsidiaries is approximately 31.06% (for the six months ended 30 June 2010: 17.75%). The increase in weighted average effective tax rate was primarily attributable to decrease in tax credit relating to purchases of domestically manufactured equipment and tax losses of certain subsidiaries with no deferred income tax assets recognized.

21.	EARNINGS PER SHARE

The basic earnings per share is calculated by dividing the consolidated net profit attributable to the equity holders of the Company by the weighted average number of the Company’s outstanding ordinary shares during the period:

	For the six months ended 30 June
	2011	2010

Consolidated net profit attributable to equity holders of the Company	1,130,892	1,932,463
Weighted average number of the Company’s outstanding ordinary shares (’000)	14,055,383	12,055,383
Basic earnings per share (RMB)	0.08	0.16

There was no dilutive effect on earnings per share since the Company had no dilutive potential ordinary shares for the six months ended 30 June 2011 and 2010.

22.	NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS

Cash flows used in investing activities and provided by financing activities included the following:

	For the six months ended 30 June
	2011	2010

Investing activities:
Purchases of property, plant and equipment, other non-
current assets and prepayments of land use rights	(6,347,586)	(9,350,537)
Dividends received	215,881	—
Capital injections in associates	(157,200)	(251,430)
Cash consideration paid for acquisitions yet to be
effective during the period	—	(2,000,000)
Cash consideration paid for acquisitions effective
during the period	(2,288,600)	—
Cash from acquisitions of subsidiaries	297,132	—
Others	(19,478)	23,590

Net cash used in investing activities	(8,299,851)	(11,578,377)

Financing activities:
Drawdown of:
— short-term loans	35,070,460	33,371,717
— short-term bonds	4,979,850	4,979,850
— long-term loans	8,777,900	7,653,000
Capital injections from non-controlling interests of the subsidiaries	55,045	109,340
Government grants	4,200	940
Repayments of:
— short-term loans	(27,869,000)	(21,196,000)
— short-term bonds	(5,000,000)	(10,000,000)
— long-term loans	(7,975,899)	(8,662,413)
Dividends paid to shareholders of the Company	(2,807,084)	—
Dividends paid to non-controlling interests of the subsidiaries	(4,215)	(106,711)
Interest paid	(3,854,306)	(2,967,756)
Others	(69,419)	(52,142)

Net cash provided by financing activities	1,307,532	3,129,825

The breakdown of the bank balances and cash is as follows:

	As at 30 June 2011	As at 31 December 2010

Restricted cash	158,612	121,471
Cash and cash equivalents	11,800,740	9,426,437

Total	11,959,352	9,547,908

23.	RELATED PARTY TRANSACTIONS

The related parties of the Company and its subsidiaries that had transactions with the Company and its subsidiaries are as follows:

Names of related parties	Nature of relationship

Huaneng Group	Ultimate parent company
Huaneng New Energy Industrial Holding Limited Company ("Huaneng New Energy")	A subsidiary of Huaneng Group
Huaneng Guicheng Trust	A subsidiary of Huaneng Group
Huaneng Finance	An associate of the Company
HIPDC	Parent company
Huaneng Property Co., Ltd.	A subsidiary of Huaneng Group
Xi’an Thermal Power Research Institute Co., Ltd. ("Xi’an Thermal") and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Group Technology Innovation Center	A subsidiary of Huaneng Group
Huaneng Energy & Communications Holdings Co., Ltd. ("HEC") and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Hulunbeier Energy Development Company Ltd. ("Hulunbeier Energy")	A subsidiary of Huaneng Group
Hebei Huaneng Industrial Development Limited Liability Company	A subsidiary of Huaneng Group
Gansu Huating Coal and Power Co., Ltd.	A subsidiary of Huaneng Group
Inner Mongolia Power Fuel Co., Ltd.	A subsidiary of Huaneng Group

North United Power Coal Transportation and Marketing Co., Ltd. ("North United Power Corporation")	A subsidiary of Huaneng Group
China Huaneng Group Fuel Co., Ltd.	A subsidiary of Huaneng Group
Shanghai Time Shipping Co., Ltd. ("Shanghai Time Shipping")	A jointly controlled entity of the Company
Shandong Rizhao Power Company Ltd. ("Rizhao Power Company")	An associate of the Company
Huaneng Hainan Power Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Suzhou Thermoelectric Power Company Ltd.	A subsidiary of Huaneng Group
Huaneng Wuhan Power Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Ruijin Power Generation Co., Ltd.	A subsidiary of HIPDC
Huaneng Chaohu Power Generation Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Yantai Power Company	A subsidiary of Huaneng Group
Shandong Huaneng Power Generation Co., Ltd.	A subsidiary of Huaneng Group
Chongqing Huaneng Lime Company Limited ("Lime Company")	An associate of a subsidiary
Huaneng Heilongjiang Power Generation Co., Ltd.	A subsidiary of Huaneng Group
Alltrust Insurance Company of China Limited	A subsidiary of Huaneng Group
Government-related enterprises*	Related parties of the Company

23.	RELATED PARTY TRANSACTIONS (CONT’D)

*
Huaneng Group is a state-owned enterprise. In accordance with the revised IAS 24, ‘Related Party Disclosures’, government-related enterprises, other than entities under Huaneng Group, which the PRC government has control, joint control or significant influence over are also considered as related parties of the Company and its subsidiaries ("other government-related enterprises").

The majority of the business activities of the Company and its subsidiaries are conducted with government-related enterprises. For the purpose of the related party transactions disclosure, the Company and its subsidiaries have established procedures to determine, to the extent possible, the identification of the ownership structure of its customers and suppliers as to whether they are government-related enterprises. However, many government-related enterprises have a multi-layered corporate structures and the ownership structures change over time as a result of transfers and privatization programs. Nevertheless, management believes that material related party transactions have been adequately disclosed.

In addition to the related party information shown elsewhere in this unaudited condensed consolidated interim financial information, the following is a summary of significant related party transactions entered into in the ordinary course of business between the Company and its subsidiaries and their related parties during the period.

23.	RELATED PARTY TRANSACTIONS (CONT’D)

(a)	Related party transactions

	For the six months ended 30 June
	2011	2010

Huaneng Group
Interest expense on long-term loans	(17,949)	(18,221)
Training fees	(37)	—

Huaneng New Energy
Interest expense on long-term loans	—	(3,922)

Huaneng Guicheng Trust
Drawdown of short-term loans	3,000,000	1,180,000
Interest expense on short-term loans	(95,596)	(2,501)

Huaneng Finance
Drawdown of short-term loans	675,000	275,000
Interest expense on short-term loans	(19,399)	(4,678)
Interest expense on long-term loans	(5,935)	(5,620)

HIPDC
Service fees on transmission and transformer facilities	(70,386)	(70,386)
Rental charge on land use rights of Huaneng Nanjing Power Plant	(667)	(667)
Rental charge on office building	(300)	(8,967)

Huaneng Property Co., Ltd.
Rental charge on office building	(43,530)	(21,765)

23.	RELATED PARTY TRANSACTIONS (CONT’D)

(a)	Related party transactions (Cont’d)

	For the six months ended 30 June
	2011	2010

Xi’an Thermal and its subsidiaries
Technical services and industry-specific technological project contracting services obtained	(38,120)	(85,674)
Purchase of equipment	(7,084)	(30,893)

Huaneng Group Technology Innovation Center
Technical services and industry-specific technological project contracting services obtained	(1,360)	—

HEC and its subsidiaries
Purchase of coal and service fee incurred for transportation	(146,872)	(911,656)
Purchase of equipment	(51,209)	(379,088)

Hulunbeier Energy
Purchase of coal	(325,399)	(415,977)

Hebei Huaneng Industrial Development Limited Liability Company
Purchase of coal	—	(8,333)

Gansu Huating Coal and Power Co., Ltd.
Purchase of coal	(1,083,875)	(772,557)

Inner Mongolia Power Fuel Co., Ltd.
Purchase of coal	—	(25,615)

North United Power Corporation
Purchase of coal	(126,561)	—

China Huaneng Group Fuel Co. ,Ltd.
Purchase of coal	(190,402)	—

Shanghai Time Shipping
Purchase of coal and service fee incurred for transportation*	698,510	—

Rizhao Power Company
Purchase of coal	(1,242,251)	(1,116,465)
Sales of coal	242,150	—
Purchase of materials	(15,716)	—
Purchase of electricity	(2,760)	—
Sales of electricity	1,793	—

23.	RELATED PARTY TRANSACTIONS (CONT’D)

(a)	Related party transactions (Cont’d)

	For the six months ended 30 June
	2011	2010

Huaneng Hainan Power Co., Ltd.
Sale of coal		71,526

Huaneng Suzhou Thermoelectric Power Company Ltd.
Sale of coal	23,045	46,975

Huaneng Wuhan Power Co., Ltd.
Sales of coal	74,336	—

Huaneng Ruijin Power Generation Co., Ltd.
Sale of coal	201,744	208,362

Huaneng Chaohu Power Generation Co., Ltd.
Sales of coal	48,860	—

Huaneng Yantai Power Company
Sales of coal	14,989	—

Shandong Huaneng Power Generation Co., Ltd.
Sales of gasoline	72	—

23.	RELATED PARTY TRANSACTIONS (CONT’D)

(a)	Related party transactions (Cont’d)

	For the six months ended 30 June
	2011	2010

Lime Company
Purchase of lime	(65,192)	(54,935)

Huaneng Heilongjiang Power Generation Co., Ltd.
Service fee relating to the purchase of equipment	—	(520)

Alltrust Insurance Company of China Limited
Premium for property insurance	(78,383)	(28,629)

*
In December 2010, the Company acquired 50% equity interest of Shanghai Time Shipping from HEC. As a result, transactions between the Company and Shanghai Time Shipping for the six months ended 30 June 2011 were disclosed separately instead of included in transactions between the Company and HEC for the six months ended 30 June 2010.

In addition, during this period, the Company provides management service to certain power plants owned by Huaneng Group and HIPDC. The Company did not receive any management fee. At the same time, Shandong Huaneng Power Generation Co., Ltd. provided management services to certain branches and subsidiaries of the Company which located in Shandong Province. The Company did not pay any management fee for such arrangements.

Transactions with other government-related enterprises

For the six months ended 30 June 2011 and 2010, the Company and its domestic subsidiaries sold substantially all their products to local government-related power grid companies. Please refer to Note 4 for details of sales information to major power grid companies. The Company and its domestic subsidiaries maintained most of its bank deposits in government-related financial institutions while lenders of most of the Company and its domestic subsidiaries’ loans are also government-related financial institutions, associated with the respective interest income or interest expense incurred.

For the six months ended 30 June 2011 and 2010, other collectively-significant transactions with government-related enterprises also include a large portion of fuel purchases, property, plant and equipment construction and related labor employed.

23.	RELATED PARTY TRANSACTIONS (CONT’D)

(b)	Guarantees

	As at 30 June 2011	As at 31 December 2010

(i) Loans guaranteed by
— Huaneng Group	828,159	964,995
— HIPDC	2,327,876	2,552,052
— Government-related enterprises	252,000	310,000
— Government-related bank	1,999,726	1,998,734

(ii) Long-term bonds guaranteed by
— HIPDC	4,000,000	4,000,000
— Government-related banks	6,000,000	6,000,000

(c)	Pre-tax benefits and social insurance of key management personnel

	For the six months ended 30 June
	2011	2010

Salaries	3,820	3,400
Pension	459	486

Total	4,279	3,886

24.	CAPITAL AND OTHER COMMITMENTS

(a)	Capital commitments

	As at 30 June 2011	As at 31 December 2010

Contracted but not provided for
— construction	22,584,418	23,893,570

Authorized but not contracted for
— construction	143,598	124,784

Total	22,728,016	24,018,354

24.	CAPITAL AND OTHER COMMITMENTS (CONT’D)

(b)	Other material long-term commitments

The Company and its subsidiaries have entered into various long-term fuel supply agreements with various suppliers in securing fuel supply for various periods up to 2028. All the agreements require minimum volume purchases and subject to certain termination provisions. Related purchase commitments are as follows:

		As at 30 June 2011		As at 31 December 2010
	Periods	Purchase quantities	Estimated unit costs	Purchase quantities	Estimated unit costs
			(RMB)		(RMB)

A government-related enterprise	2011–2023	486.9 million M3/year	1.63/ M3	486.9 million M3/year	1.63/ M3

Other suppliers	2011–2013	175.1 Billion British Thermal Unit ("BBtu")/ day	100,000/BBtu	175.1 BBtu/day	100,000/BBtu
	2014	90.0 BBtu/day	100,000/BBtu *	82.5 BBtu/day	100,000/BBtu *
	2015–2023	72.4 BBtu/day	*	64.9 BBtu/day	*
	2024–2028	49.9 BBtu/day	*	42.4 BBtu/day	*

*
As the Company and its subsidiaries are not required to commit purchases of one of the contracts until 2014, no unit cost information available for daily purchase quantities of 72.4BBtu, 72.4BBtu and 49.9BBtu during respective period categories of 2014; 2015–2023; and 2024–2028.

For the six months ended 30 June 2011, purchases from the government-related enterprise and other suppliers above amounted to RMB 449 million (for the six months ended 30 June 2010: RMB 270 million) and RMB 3,706 million (for the six months ended 30 June 2010: RMB 2,890 million), respectively.

25.	MATERIAL BUSINESS COMBINATIONS

In January 2011, the Company acquired 100% equity interest of Yunnan Diandong Yuwang Energy Limited Company ("Diandong Yuwang Energy"), 100% equity interest of Yunnan Diandong Energy Limited Company ("Yunnan Diandong Energy"), 58.30% equity interest of Fuzhou Port Luoyuanwan Pier Limited Liability Company ("Luoyuanwan Pier"), 60.25% equity interest of Fujian Luoyuanwan Harbour and 73.46% equity interest of Luoyuan Luneng Ludao Pier Limited Liability Company ("Ludao Pier") from Shandong Power, and 39.75% equity interest of Fujian Luoyuanwan Harbour from Shandong Luneng Development Group Company Limited ("Luneng Development"). Both Shandong Power and Luneng Development are government-related enterprises.

The aggregate cash considerations of the above acquisitions amounted to RMB 7,465.13 million.

In addition, the Company also acquired the remaining 26.54% equity interest of Ludao Pier from the non-controlling shareholders at a consideration of RMB 65 million in January 2011.

The acquisition reflects the Company’s implementation of its development strategy which focuses on both green-field development and acquisition. Upon completion of the acquisitions above, the Company also further strengthened its coastal port operations and expanded the geographical coverage to Yunnan Province.

Fair value of total consideration transferred is as follows:

Purchase consideration:
— Cash consideration	7,530,127

Acquisition-related costs (included in the profit or loss for the year ended 31 December 2010)	5,712

25.	MATERIAL BUSINESS COMBINATIONS (CONT’D)

The fair values of assets and liabilities arising from the acquisitions of Diandong Yuwang Energy, Yunnan Diandong Energy, Luoyuanwan Pier, Fujian Luoyuanwan Harbour and Ludao Pier and proportionate share of acquiree’s net assets by non-controlling interests on respective acquisition dates are as follows:

	Diandong Yuwang Energy	Yunnan Diandong Energy	Luoyuanwan Pier	Fujian Luoyuanwan Harbour	Ludao Pier	Total

Cash and cash equivalents	69,313	186,480	1,724	38,021	880	296,418
Property, plant and equipment	5,523,233	10,649,705	193,513	1,462,089	161,932	17,990,472
Land use rights	—	246,333	54,341	68,007	28,501	397,182
Mining rights*	278,318	1,644,337	—	—	—	1,922,655
Other non-current assets	312	141	332	690,081	12,007	702,873
Inventories	168,729	401,523	321	10,570	78	581,221
Receivables and other assets	329,426	587,284	35,639	137,402	54,595	1,144,346
Payables and other liabilities	(604,743)	(1,020,057)	(18,397)	(815,517)	(7,095)	(2,465,809)
Salary and welfare payables	(2,761)	(5,516)	(24)	(547)	(738)	(9,586)
Borrowings	(4,546,000)	(9,225,000)	(100,798)	(713,721)	(2,200)	(14,587,719)
Deferred income tax liabilities	(29,571)	(260,728)	(12,961)	(61,175)	(12,655)	(377,090)

Total identifiable net assets	1,186,256	3,204,502	153,690	815,210	235,305	5,594,963

Non-controlling interests	—	—	(64,089)	—	—	(64,089)
Goodwill	414,407	1,197,574	28,693	309,270	49,309	1,999,253

Consideration	1,600,663	4,402,076	118,294	1,124,480	284,614	7,530,127

*
The Mining rights are related to coal mining operations of Diandong Yuwang Energy and Yunnan Diandong Energy. As the coal mines are still under construction, no amortization was provided for the six months ended 30 June 2011.

25.	MATERIAL BUSINESS COMBINATIONS (CONT’D)

Goodwill arising from the acquisitions is attributable to the economies of scale and significant synergies expected to arise after the acquisitions of the Company on the equity interests in the subsidiaries stated above. None of the goodwill recognized is expected to be deductible for income tax expense purposes.

The fair value of receivables and other assets includes accounts receivables and other receivables of RMB 668 million and RMB 447 million, respectively. The gross contractual amounts of accounts receivables and other receivables are RMB 671 million and RMB 448 million, respectively. Management estimated accounts receivables of RMB 668 million and other receivables of RMB 447 million to be collectible.

The revenue included in the unaudited condensed consolidated interim statement of comprehensive income since acquisition dates contributed by acquisitions above was RMB 2,697.00 million. These acquisitions above also contributed loss of RMB 225.85 million over the same periods.

Balance Sheets (Unaudited)
As at 30 June 2011
(Prepared in accordance with PRC Accounting Standards)
(All amounts are stated in RMB Yuan unless otherwise stated)

		30 June 2011	31 December 2010	30 June 2011	31 December 2010
ASSETS	Note	Consolidated	Consolidated	The Company	The Company

CURRENT ASSETS
Cash	5(1)	11,996,232,132	9,547,908,196	5,657,201,368	5,019,591,960
Derivative financial assets	5(2)	199,427,415	132,632,360	—	—
Notes receivable	5(3)	1,007,864,032	636,542,203	229,621,252	139,100,000
Accounts receivable	5(4), 10(1)	12,874,712,265	10,272,593,414	5,871,033,929	5,186,802,524
Advances to suppliers	5(5)	1,526,569,967	1,228,515,418	810,732,746	733,871,421
Interest receivable		43,750	730,355	24,239,694	15,717,765
Dividends receivable		20,000,000	—	165,846,425	78,749,891
Other receivables	5(6), 10(2)	1,387,986,565	1,602,901,561	909,626,840	1,224,281,138
Inventories	5(7)	7,107,242,525	5,190,435,156	3,080,371,200	2,370,069,662
Current portion of
non-current assets		21,428,281	101,332,688	—	—
Other current assets	5(8)	520,049,530	80,988,696	17,106,493,376	11,443,740,480

Total current assets		36,661,556,462	28,794,580,047	33,855,166,830	26,211,924,841

NON-CURRENT ASSETS
Available-for-sale financial assets	5(9)	1,857,005,798	1,949,727,308	1,857,005,798	1,949,727,308
Derivative financial assets	5(2)	28,313,857	91,478,179	—	—
Long-term receivables	5(10)	780,984,044	709,559,946	—	—
Long-term equity investments	5(11), 10(3)	12,480,862,065	11,982,633,334	46,809,679,957	37,980,576,504
Fixed assets	5(12)	141,243,692,370	123,653,446,684	58,662,289,606	59,984,014,231
Fixed assets pending for disposal		98,157,606	86,995,876	1,319,416	134,382
Construction-in-progress	5(13)	29,729,841,793	26,243,063,527	8,246,076,258	7,400,043,092
Construction materials	5(14)	4,081,302,690	6,014,979,607	788,743,479	877,057,893
Intangible assets	5(15)	10,543,804,725	7,507,217,342	2,313,524,607	1,734,780,533
Goodwill	5(16)	14,199,308,272	11,955,539,690	1,528,308	1,528,308
Long-term deferred expenses		143,188,587	154,269,928	19,347,349	17,409,507
Deferred income tax assets	5(17)	809,089,361	867,182,843	466,790,036	551,491,094
Other non-current assets		111,800,000	3,942,073,515	4,560,000,000	13,194,773,515

Total non-current assets		216,107,351,168	195,158,167,779	123,726,304,814	123,691,536,367

TOTAL ASSETS		252,768,907,630	223,952,747,826	157,581,471,644	149,903,461,208

LIABILITIES AND		30 June 2011	31 December 2010	30 June 2011	31 December 2010
SHAREHOLDERS’ EQUITY	Note	Consolidated	Consolidated	The Company	The Company

CURRENT LIABILITIES
Short-term loans	5(19)	52,146,127,276	44,047,183,998	39,481,921,456	32,993,183,998
Derivative financial liabilities	5(2)	105,214,770	86,611,751	—	—
Notes payable	5(20)	143,619,205	75,351,966	—	—
Accounts payable	5(21)	7,865,708,783	5,339,792,472	3,436,439,385	2,474,977,708
Advance from customers		65,968,687	137,725,313	5,807,010	80,818,682
Salary and welfare payables	5(22)	252,727,398	271,061,620	112,606,254	107,683,839
Taxes payable	5(23)	(1,448,752,009)	(2,017,347,239)	(364,272,677)	(511,030,143)
Interest payable		647,514,061	577,022,852	342,564,532	393,938,533
Dividends payable	5(24)	166,647,808	79,680,686	—	—
Other payables	5(25)	15,100,829,297	12,237,135,183	6,133,235,253	3,756,247,664
Current portion of
non-current liabilities	5(26)	16,788,307,923	13,782,550,038	12,342,461,361	8,766,245,204
Other current liabilities	5(27)	5,793,016,754	5,439,065,424	5,323,693,933	5,319,960,363

Total current liabilities		97,626,929,953	80,055,834,064	66,814,456,507	53,382,025,848

NON-CURRENT LIABILITIES
Long-term loans	5(28)	76,921,228,699	65,184,902,502	26,138,637,492	29,739,135,701
Derivative financial liabilities	5(2)	286,796,923	95,862,772	99,344,813	82,158,243
Bonds payable	5(29)	13,847,293,168	13,831,150,101	13,847,293,168	13,831,150,101
Long-term payables		674,776,542	83,223,484	—	—
Specific accounts payable		33,303,548	2,702,264	12,792,041	2,702,264
Deferred income tax liabilities	5(17)	1,908,064,749	1,605,716,163	—	—
Other non-current liabilities	5(30)	2,170,663,676	2,234,140,427	2,029,607,901	2,106,288,138

Total non-current liabilities		95,842,127,305	83,037,697,713	42,127,675,415	45,761,434,447

TOTAL LIABILITIES		193,469,057,258	163,093,531,777	108,942,131,922	99,143,460,295

SHAREHOLDERS’ EQUITY
Share capital	5(31)	14,055,383,440	14,055,383,440	14,055,383,440	14,055,383,440
Capital surplus	5(32)	17,504,783,918	17,746,199,069	15,718,601,078	15,803,068,930
Special reserves		36,589,069	12,797,793	36,589,069	12,797,793
Surplus reserves	5(33)	7,004,875,161	7,004,875,161	7,004,875,161	7,004,875,161
Undistributed profits	5(34)	12,350,248,825	13,978,608,875	11,823,890,974	13,883,875,589
Currency translation differences		321,921,085	93,404,864	—	—

Shareholder’s equity attributable to shareholders of the Company		51,273,801,498	52,891,269,202	48,639,339,722	50,760,000,913
Minority interests	5(35)	8,026,048,874	7,967,946,847	—	—

TOTAL SHAREHOLDERS’ EQUITY		59,299,850,372	60,859,216,049	48,639,339,722	50,760,000,913

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		252,768,907,630	223,952,747,826	157,581,471,644	149,903,461,208

The accompanying notes form an integral part of these financial statements.

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Zhou Hui	Huang Lixin

Income Statements (Unaudited)
For the six months ended 30 June 2011
(Prepared in accordance with PRC Accounting Standards)
(All amounts are stated in RMB Yuan unless otherwise stated)

		For the six months ended 30 June
		2011	2010	2011	2010
	Note	Consolidated	Consolidated	The Company	The Company

1. Operating revenue	5(36), 10(4)	64,054,145,779	48,853,858,545	27,994,682,221	24,771,629,684
Less: Operating cost	5(36), 10(4)	(57,748,250,344)	(43,286,965,986)	(25,037,767,303)	(21,892,784,584)
Tax and levies on operations	5(37)	(217,998,804)	(61,986,453)	(142,228,940)	(19,866,048)
Selling expenses		(3,399,445)	(1,713,960)	—	—
General and administrative expenses	5(38)	(1,328,758,007)	(1,279,473,006)	(829,977,740)	(819,525,193)
Financial expenses, net	5(39)	(3,603,254,097)	(2,282,588,313)	(1,560,882,962)	(1,290,799,995)
Assets impairment loss		(34,838,500)	1,682,635	(33,583,200)	49,942
(Loss)/Gain from changes in fair value		(1,440,530)	12,139,878	—	—
Add: Investment income	5(40), 10(5)	407,589,302	425,783,665	461,484,705	758,301,078
Including: investment income from associates and jointly controlled entities		329,274,246	370,767,037	328,506,960	370,039,462

2. Operating profit		1,523,795,354	2,380,737,005	851,726,781	1,507,004,884
Add: Non-operating income	5(41)	251,702,946	225,356,474	87,829,803	110,028,757
Less: Non-operating expenses	5(42)	(37,107,549)	(20,972,448)	(17,304,810)	(17,423,459)
Including: loss on disposal of non-current assets		(13,625,473)	(781,373)	(1,070,771)	(160,634)

3. Profit before taxation		1,738,390,751	2,585,121,031	922,251,774	1,599,610,182
Less: Income tax expense	5(43)	(530,462,233)	(457,464,640)	(175,152,529)	(120,486,553)

4. Net profit		1,207,928,518	2,127,656,391	747,099,245	1,479,123,629

Attributable to:
Shareholders of the Company		1,178,723,810	2,025,963,723	747,099,245	1,479,123,629
Minority interests		29,204,708	101,692,668	—	—

5. Earnings per share (based on the net profit attributable to shareholders of the Company)
Basic earnings per share	5(44)	0.08	0.17	N/A	N/A
Diluted earnings per share		0.08	0.17	N/A	N/A

6. Other comprehensive loss	5(45), 10(6)	(11,952,587)	(602,295,435)	(84,467,852)	(297,372,960)

7. Total comprehensive income		1,195,975,931	1,525,360,956	662,631,393	1,181,750,669

Attributable to
— Shareholders of the Company		1,165,824,880	1,423,911,595	662,631,393	1,181,750,669
— Minority interests		30,151,051	101,449,361	—	—

The accompanying notes form an integral part of these financial statements.

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Zhou Hui	Huang Lixin

Cash Flow Statements (Unaudited)
For the six months ended 30 June 2011
(Prepared in accordance with PRC Accounting Standards)
(All amounts are stated in RMB Yuan unless otherwise stated)

		For the six months ended 30 June
		2011	2010	2011	2010
Items	Note	Consolidated	Consolidated	The Company	The Company

1. Cash flows generated from operating activities
Cash received from sales of goods and services rendered		69,407,088,529	53,433,784,158	31,663,235,280	28,571,515,029
Cash received from return of taxes and fees		12,831,953	4,934,309	—	—
Other cash received relating to operating activities	5(46)	417,271,168	308,573,318	86,142,113	187,191,391

Sub-total of cash inflows of operating activities		69,837,191,650	53,747,291,785	31,749,377,393	28,758,706,420

Cash paid for goods and services received		(55,013,682,914)	(39,772,283,053)	(24,997,149,515)	(21,713,293,119)
Cash paid to and on behalf of employees including salary, social welfare, education funds and others in such manner		(2,313,005,552)	(1,994,560,741)	(1,298,089,233)	(1,150,705,201)
Payments of all types of taxes		(2,631,770,859)	(2,475,906,807)	(1,481,341,230)	(1,409,071,415)
Other cash paid relating to operating activities	5(46)	(580,675,365)	(465,576,902)	(225,766,315)	(261,644,720)

Sub-total of cash outflows of operating activities		(60,539,134,690)	(44,708,327,503)	(28,002,346,293)	(24,534,714,455)

Net cash flows generated from operating activities	5(47)	9,298,056,960	9,038,964,282	3,747,031,100	4,223,991,965

		For the six months ended 30 June
		2011	2010	2011	2010
Items	Note	Consolidated	Consolidated	The Company	The Company

2. Cash flows generated from investing activities

Cash received on investment income		215,881,208	—	763,973,022	631,903,622
Net cash received from disposals of fixed assets, intangible assets and other long-term assets		2,003,581	18,967,605	1,697,377	14,731,480
Other cash received relating to investing activities		51,731,429	19,716,723	—	—

Sub-total of cash inflows of investing activities		269,616,218	38,684,328	765,670,399	646,635,102

Cash paid to acquire fixed assets, intangible assets and other long-term assets		(6,347,586,169)	(9,350,536,591)	(1,263,885,832)	(3,855,696,174)
Cash paid for investments		(19,090,000)	(2,266,524,400)	(4,016,108,460)	(4,537,732,375)
Net cash paid to acquire subsidiaries and other operating units	5(47)	(2,148,668,288)	—	—	—
Other cash paid relating to investing activities		(17,243,516)	—	—	—

Sub-total of cash outflows of investing activities		(8,532,587,973)	(11,617,060,991)	(5,279,994,292)	(8,393,428,549)

Net cash flows used in investing activities		(8,262,971,755)	(11,578,376,663)	(4,514,323,893)	(7,746,793,447)

		For the six months ended 30 June
		2011	2010	2011	2010
Items	Note	Consolidated	Consolidated	The Company	The Company

3. Cash flows generated from financing activities
Cash received from investments		55,044,600	109,340,000	—	—
Including: cash received from Minority shareholders of subsidiaries		55,044,600	109,340,000	—	—
Cash received from borrowings		43,848,360,140	41,024,717,430	31,985,000,000	32,930,000,000
Cash received from issuing short-term bonds		4,979,850,000	4,979,850,000	4,979,850,000	4,979,850,000
Other cash received relating to financing activities		4,200,000	940,000	4,200,000	940,000

Sub-total of cash inflows of financing activities		48,887,454,740	46,114,847,430	36,969,050,000	37,910,790,000

Repayments of borrowings		(40,844,898,627)	(39,858,412,720)	(30,383,578,160)	(32,745,172,957)
Repayment for dividends, profit appropriation or interest expense payments		(6,665,605,250)	(3,074,468,415)	(5,071,186,766)	(1,973,820,886)
Including: dividends paid to Minority shareholders of subsidiaries		(4,215,066)	(106,711,239)	—	—
Other cash paid relating to financing activities		(69,418,965)	(52,141,668)	(68,716,178)	(33,085,716)

Sub-total of cash outflows of financing activities		(47,579,922,842)	(42,985,022,803)	(35,523,481,104)	(34,752,079,559)

Net cash flows generated from financing activities		1,307,531,898	3,129,824,627	1,445,568,896	3,158,710,441

4. Effect of foreign exchange rate changes on cash		68,565,488	(13,118,823)	(40,737,556)	1,093,846

5. Net increase / (decrease) in cash		2,411,182,591	577,293,423	637,538,547	(362,997,195)
Add: Cash at beginning of the period		9,426,437,511	5,226,981,648	4,943,416,847	1,276,282,336

6. Cash at end of the period	5(47)	11,837,620,102	5,804,275,071	5,580,955,394	913,285,141

The accompanying notes form an integral part of these financial statements.

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Zhou Hui	Huang Lixin

Consolidated Statement of Changes in Equity (Unaudited)
For the six months ended 30 June 2011
(Prepared in accordance with PRC Accounting Standards)
(All amounts are stated in RMB Yuan unless otherwise stated)

		Attributable to shareholders of the Company

Items	Note	Share capital	Capital surplus	Special reserves	Surplus reserves	Undistributed profits	Currency translation differences	Minority interests	Total shareholders’ equity

Balance as at 1 January 2010		12,055,383,440	9,349,129,414	—	6,142,345,063	13,830,728,702	(362,067,301)	7,701,362,205	48,716,881,523

Changes for the six months ended 30 June 2010
Net profit		—	—	—	—	2,025,963,723	—	101,692,668	2,127,656,391
Other comprehensive loss	5(45)	—	(564,490,972)	—	—	—	(37,561,156)	(243,307)	(602,295,435)
Capital injection by shareholders		—	—	—	—	—	—	109,340,000	109,340,000
Profit appropriation
Transfer to surplus reserves	5(33)	—	—	—	508,099,656	(508,099,656)	—	—	—
Dividends payable to shareholders	5(34)	—	—	—	—	(2,528,049,674)	—	(208,819,310)	(2,736,868,984)
Special reserves		—	—	15,328,472	—	—	—	—	15,328,472

Balance as at 30 June 2010		12,055,383,440	8,784,638,442	15,328,472	6,650,444,719	12,820,543,095	(399,628,457)	7,703,332,256	47,630,041,967

Balance as at 1 January 2011		14,055,383,440	17,746,199,069	12,797,793	7,004,875,161	13,978,608,875	93,404,864	7,967,946,847	60,859,216,049

Changes for the six months ended 30 June 2011
Net profit		—	—	—	—	1,178,723,810	—	29,204,708	1,207,928,518
Other comprehensive loss	5(45)	—	(241,415,151)	—	—	—	228,516,221	946,343	(11,952,587)

Capital injection by shareholders		—	—	—	—	—	—	55,044,600	55,044,600
Acquisition of subsidiaries		—	—	—	—	—	—	64,088,564	64,088,564
Profit appropriation
Dividends payable to shareholders	5(34)	—	—	—	—	(2,807,083,860)	—	(91,182,188)	(2,898,266,048)
Special reserves		—	—	23,791,276	—	—	—	—	23,791,276

Balance as at 30 June 2011		14,055,383,440	17,504,783,918	36,589,069	7,004,875,161	12,350,248,825	321,921,085	8,026,048,874	59,299,850,372

The accompanying notes form an integral part of these financial statements.

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Zhou Hui	Huang Lixin

Statement of Changes in Equity (Unaudited)
For the six months ended 30 June 2011
(Prepared in accordance with PRC Accounting Standards)
(All amounts are stated in RMB Yuan unless otherwise stated)

Items	Note	Share capital	Capital surplus	Special reserves	Surplus reserves	Undistributed profits	Total shareholders’ equity

Balance as at 1 January 2010		12,055,383,440	7,376,680,693	—	6,142,345,063	14,894,759,064	40,469,168,260

Changes for the six months ended 30 June 2010
Net profit		—	—	—	—	1,479,123,629	1,479,123,629
Other comprehensive loss	10(6)	—	(297,372,960)	—	—	—	(297,372,960)
Profit appropriation Transfer to surplus reserves	5(33)	—	—	—	508,099,656	(508,099,656)	—
Dividends payables to shareholders	5(34)	—	—	—	—	(2,528,049,674)	(2,528,049,674)
Special reserves		—	—	15,328,472	—	—	15,328,472

Balance as at 30 June 2010		12,055,383,440	7,079,307,733	15,328,472	6,650,444,719	13,337,733,363	39,138,197,727

Balance as at 1 January 2011		14,055,383,440	15,803,068,930	12,797,793	7,004,875,161	13,883,875,589	50,760,000,913

Changes for the six months ended 30 June 2010
Net profit		—	—	—	—	747,099,245	747,099,245
Other comprehensive loss	10(6)	—	(84,467,852)	—	—	—	(84,467,852)
Profit appropriation
Dividends payables to shareholders	5(34)	—	—	—	—	(2,807,083,860)	(2,807,083,860)
Special reserves		—	—	23,791,276	—	—	23,791,276

Balance as at 30 June 2011		14,055,383,440	15,718,601,078	36,589,069	7,004,875,161	11,823,890,974	48,639,339,722

The accompanying notes form an integral part of these financial statements.

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Zhou Hui	Huang Lixin

Notes to the Financial Statements (Unaudited)
For the six months ended 30 June 2011
(Prepared in accordance with PRC Accounting Standards)
(All amounts are stated in RMB Yuan unless otherwise stated)

1.	COMPANY PROFILE

Huaneng Power International, Inc. (hereinafter referred to as the "Company") was incorporated in the People’s Republic of China (the "PRC") as a Sino-foreign joint stock limited company on 30 June 1994. The place of registration of the Company is West Wing, Building C, Tianyin Mansion, 2C Fuxingmennan Street, Xicheng District, Beijing, PRC.

The Company and its subsidiaries are principally engaged in the generation and sale of electric power to the respective regional or provincial grid companies in the PRC. SinoSing Power Pte. Ltd. ("SinoSing Power") and its subsidiaries, subsidiaries of the Company, are principally engaged in the power generation and sale in the Republic of Singapore ("Singapore").

The Company’s Overseas Listed Foreign Shares were listed on the New York Stock Exchange and the Stock Exchange of Hong Kong Limited on 6 October 1994 and 4 March 1998, respectively. The Company has listed its A share on the Shanghai Stock Exchange on 6 December 2001.

The Company’s ultimate parent company is China Huaneng Group ("Huaneng Group"). Huaneng Group is a state-owned enterprise registered in the PRC, please refer to Note 7(1) for details.

These financial statements were approved by the board of directors of the Company on 9 August 2011.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

(1)	Basis of preparation

The Company and its subsidiaries prepare financial statements in accordance with the "Accounting Standards for Business Enterprises – Basic Standard" and the 38 specific accounting standards promulgated by Ministry of Finance on 15 February 2006, Application Guidance for the Accounting Standards for Business Enterprises, Interpretation of the Accounting Standards for Business Enterprises and other related regulations issued thereafter (hereinafter collectively referred to as the "Accounting Standards for Business Enterprises").

(2)	Statement of compliance with the Accounting Standards for Business Enterprises

The consolidated and Company’s financial statements for the six months ended 30 June 2011 are prepared in accordance with the Accounting Standards for Business Enterprises, and present truly and completely the financial position as at 30 June 2011 and financial performance and cash flows and other related information for the six months ended 30 June 2011 of the Company and its subsidiaries as well as the Company alone.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (CONT’D)

(3)	Accounting year

The accounting year of the Company and its subsidiaries starts on 1 January and ends on 31 December.

(4)	Reporting currency

The reporting currency of the Company and its domestic subsidiaries is Renminbi ("RMB"), and the reporting currency for the oversea subsidiaries is the currency of the country in which they operate.

(5)	Foreign currency translation

(a)	Foreign currency transaction

Foreign currency transactions are translated into the reporting currency using the spot exchange rate of the transaction dates. On balance sheet date, foreign currency monetary items are translated into reporting currency at the spot exchange rate of balance sheet date. Exchange differences are directly expensed in the profit and loss of current period unless it arises from foreign currency loans borrowed for the purchase or construction of qualifying assets which is eligible for capitalization and qualifying cash flow hedges which is deferred in equity.

(b)	Foreign currency translation of financial statements

Asset and liability items in each balance sheet of foreign operations are translated at the spot exchange rates of balance sheet date; equity items excluding retained earnings are translated at the spot exchange rates of the date of the transactions. Income and expense items in the income statements of the foreign operations are translated at average exchange rates approximating the rate of the transaction dates. All resulting translation differences above are recognized as a separate component of equity.

The cash flows of overseas business are translated at average exchange rates approximating the rates of the dates when cash flows incurred. The impact of the foreign currency translation on the cash and cash equivalents is presented in the cash flow statement separately.

When a foreign operation is partially disposed of or sold, translation differences that were recorded in equity are recognized in the income statements as part of the disposal gain or loss.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (CONT’D)

(6)	Cash and cash equivalents

Cash and cash equivalents represents cash on hand, deposits held at call with banks, short-term (3 months or less), highly-liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

(7)	Financial assets

Financial assets are classified as the following categories at initial recognition: at fair value through profit or loss, loans and receivables, available-for-sale financial assets and held-to-maturity investments. The classification depends on the intention and ability of the Company and its subsidiaries to hold the financial assets. In the current reporting period, the financial assets held by the Company and its subsidiaries are classified as the following categories: at fair value through profit or loss, loans and receivables and available-for-sale assets.

(a)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading including held-for-trading financial assets and financial assets designated upon initial recognition as at fair value through profit or loss. Except for designated hedging instruments, derivative financial instruments are classified as held-for-trading.

(b)	Loans and receivables

Loans and receivables refer to the non-derivative financial assets with fixed or determinable amount for which there is no quotation in the active market. Except for maturities greater than 12 months after the balance sheet dates which are categorized as non-current assets, they are included in current assets. Loans and receivables include notes receivable, accounts receivable, interest receivable, dividends receivable, other receivables, other current assets, long-term receivables and other non-current assets etc.

(c)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated in this category.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (CONT’D)

(7)	Financial assets (Cont’d)

(d)	Recognition and measurement

Financial assets are recognized initially at fair value when the Company and its subsidiaries become a party to the contractual provisions of a financial instrument. Transaction costs relating to financial assets at fair value through profit or loss are directly recorded in income statements as incurred. Transaction costs for other financial assets are included in the carrying amount of assets at initial recognition.

Financial assets at fair value through profit or loss and available-for-sale are subsequently measured at fair value.

Changes in the fair value of financial assets at fair value through profit or loss are recorded in the income statements in the current period as gain or loss from changes in fair value. Interest or cash dividends received during the period in which such financial assets are held and gain or loss on disposal of such assets are recorded in the income statements for the current period. The subsequent changes in the fair value of derivative financial instruments are recorded in gain or loss from changes in fair value, except for the gain or loss arising from the effective portion of qualified hedging instruments of cash flow hedges being deferred in equity (refer to Note 2(7)(e)).

Except for impairment loss and translation differences on monetary financial assets, changes in the fair value of available-for-sale financial assets are recognized in equity. When these financial assets are derecognized, the accumulated fair value adjustments recognized in equity are included in the income statements for the current period. Dividends on available-for-sale equity instruments are recorded in investment income when the right of the Company and its subsidiaries to receive payments is established.

Loans and receivables are measured at amortized cost using the effective interest method.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (CONT’D)

(7)	Financial assets (Cont’d)

(e)	Cash flow hedge

Cash flow hedge represents a hedge against the exposure to variability in cash flows where such cash flow is originated from a particular risk associated with a highly probable forecast transaction and could affect the income statements.

The hedged items of cash flow hedge are the designated items with respect to the risks associated with future cash flow changes in the Company and its subsidiaries. Hedging instruments are designated financial instruments with cash flows are expected to offset the cash flows of a hedged item.

The fair value of a hedged item is classified as a non-current asset or liability when the remaining maturity of the hedge item is more than 12 months.

The Company and its subsidiaries document their assessments, both at the inception of hedging and on an ongoing basis, of whether the derivatives used in hedging transactions are highly effective in offsetting the changes in cash flows of the hedged items. The Company and its subsidiaries apply ratio analysis method to evaluate the prospective effectiveness of cash flow hedge.

Changes in the fair value of the effective portion of derivatives that are designated and qualified as cash flow hedges are recognized as a separate component in equity. The gain or loss relating to the ineffective portion is recognized immediately in the income statements.

Amounts accumulated in equity are recycled to the income statements in the periods when the hedged item affects profit or loss. When the hedged forecast transaction results in the recognition of a non-financial asset, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset. When the Company and its subsidiaries expect all or a portion of net loss previously recognized in equity will not be recovered in future accounting periods, the irrecoverable portion will be charged to the income statements.

When a hedging instrument expires or is sold, terminated, exercised, or when a hedge no longer meets the criteria for hedge accounting, the Company and its subsidiaries will stop hedge accounting. Any cumulative gain or loss previously recorded in equity remains in equity and is recycled to the income statements and initial recognition cost of non-financial assets when the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was previously recorded in equity is transferred to the income statements immediately.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (CONT’D)

(7)	Financial assets (Cont’d)

(f)	Impairment of financial assets

Except for financial assets at fair value through profit or loss, the Company and its subsidiaries assess the carrying amount of financial assets at balance sheet date. Provision for impairment is made when there is objective evidences indicating that a financial asset is impaired.

When there is a significant or prolonged decline in the fair value of available-for-sale financial assets, accumulated loss in fair value that is previously recorded in shareholder’s equity should be recorded as impairment loss. Impairment loss on available-for-sale equity investments is reversed through equity when the fair value subsequently increases.

When financial assets carried at amortized cost are impaired, the carrying amount of the financial assets is reduced to present value of estimated future cash flows (excluding future credit losses that have not been incurred). The impairment amount is recognized as assets impairment loss for the current period. If there is objective evidence that the value of the financial assets is recovered as a result of changes in circumstances occurring after the impairment loss was originally recognized, the originally recognized impairment loss is reversed through the income statements.

(g)	Derecognition of financial assets

Financial assets are derecognized when: (a) the rights to receive cash flows from the financial assets have expired; or (b) all risks and rewards relating to the ownership of the financial assets have been transferred; or (c) the Company and its subsidiaries have neither transferred nor retained all risks and rewards relating to the ownership but gave up control on the financial assets.

The difference between book value and consideration received and accumulated changes in fair value recorded in equity are recognized in the income statements for the current period.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (CONT’D)

(8)	Receivables

Receivables including accounts receivable, notes receivable and other receivables, etc. are recognized initially at fair value.

When there is objective evidence that the Company and its subsidiaries will not be able to collect all amounts due according to the original terms of the receivables, impairment test is performed on individual account and related provision for doubtful accounts is made based on the shortfall between carrying amounts and respective present value of estimated future cash flow. The carrying amounts of the receivables are reduced through the use of allowance accounts, and the amount of the provision is recognized in the income statements as assets impairment loss. When a receivable is uncollectible, it is written off against the allowance account for receivable. Subsequent recoveries of amounts previously written off are recognized in the income statements as credit against assets impairment loss.

(9)	Inventories

Inventories include fuel, materials for repairs and maintenance and spare parts, etc. and are stated at lower of cost and net realizable values.

Inventories are initially recorded at cost and are charged to fuel costs or repairs and maintenance according to the actual situation respectively when used, or capitalized to fixed assets when installed, as appropriate, using weighted average cost basis. Cost of inventories mainly includes costs of purchase and transportation costs.

When the forecast transaction that is hedged results in the recognition of the inventory, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the inventory.

Provision for inventory obsolescence is determined by the excess of cost over its net realizable value on an item-by-item basis. For inventories that are voluminous and at relatively low unit price, provision is determined based on individual categories. Net realizable values are determined based on the estimated selling price less estimated conversion costs during power generation, estimated selling expenses and related taxes in the ordinary course of business.

The Company and its subsidiaries apply perpetual inventory system.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (CONT’D)

(10)	Long-term equity investments

Long-term equity investments include equity investments in subsidiaries, jointly controlled entities, associates and long-term equity investments in entities where i) the Company and its subsidiaries have no control, joint control or significant influence, ii) there is no quoted price in an active market, and iii) the fair value of such investments cannot be reliably measured.

(a)	Subsidiaries

Subsidiaries are investees over which the Company have the power to exercise control, i.e. the power to govern the financial and operating policies to obtain benefits from the operating activities of the investees. When determining whether the Company and its subsidiaries exercise control over an investee, the impact from potential voting rights of the investee, such as currently convertible bonds and exercisable warrants, etc. is taken into account. The investments in subsidiaries are accounted for using cost method in the financial statements. They are adjusted in accordance with equity method when preparing the consolidated financial statements.

If the Company purchases further interests of its subsidiaries from the minority shareholders, the consideration paid is compared with the newly-acquired proportionate share of net assets of the subsidiary carried based on the fair value exercise on the acquisition date. Any excess or shortfall is recorded in shareholders’ equity. The gain or loss on disposals or deemed disposals of a portion of equity interests in subsidiaries to minority shareholders is recorded in shareholders’ equity.

(b)	Jointly controlled entities and associates

Jointly controlled entities are investees over which the Company is able to exercise joint control together with other parties. Joint control is the contractually agreed sharing of control over an economic activity whereby no party to the agreement is able to act unilaterally to control the activity of the entity. It applies equity method to investment to jointly controlled entities.

Associates are investees over which the Company and its subsidiaries, in substance, have significant influence on the financial and operation decisions. Significant influence refers to the right of participation in investee’s financial and operating policies without necessarily having full control or joint control over these policies with other parties. It applies equity method to investment to associates.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (CONT’D)

(10)	Long-term equity investments (Cont’d)

(c)	Other long-term equity investments

Other long-term equity investments are accounted for using cost method where i) the Company and its subsidiaries have no control, joint control, or significant influence, ii) there is no quoted price in an active market, and iii) the fair value of the investments cannot be reliably measured.

(d)	Investment cost recognition and subsequent measurement

Long-term equity investments accounted for using cost method are measured at initial investment cost. Cash dividends or income appropriation declared by the investees are recognized as investment income in the current period.

The excess of initial investment cost of long-term equity investments measured using equity method of accounting over the proportionate share of fair value of net identifiable assets of the investee acquired is recognized as long-term equity investment cost at initial investment cost. Any shortfall of the initial investment cost to the proportionate share of the fair value of identifiable net assets of investee acquired is recognized in current period profit and loss and long-term investment cost is adjusted accordingly.

When applying equity method, the Company and its subsidiaries adjust net profit or loss of the investees, including the fair value adjustments on the net identifiable assets of the investees and the adjustments to align with the accounting policies of the Company and different periods. Current period investment income is then recognized based on the proportionate share of the Company and its subsidiaries in the investees’ net profit or loss. Net losses of investees are recognized to the extent of book value of long-term equity investments and any other constituting long-term equity investments in investees in substance. The Company and its subsidiaries will continue to recognize investment losses and measure them as provision if they bear additional obligations which meet the recognition criteria under the accounting standard of provisions. The Company and its subsidiaries adjust the carrying amount of the investment and directly recognize into capital surplus based on their proportionate share on movements of shareholders’ equity of the investees other than net profit or loss, given there is no change in shareholding percentage. When the investees appropriate profit or declare dividends, the book value of long-term equity investments are reduced correspondingly by the proportionate share of the distribution. Unrealized profit or loss from transactions between the Company and its subsidiaries and the investees is eliminated to the extent of interest of the Company and its subsidiaries in the investees. Loss from transactions between the Company and its subsidiaries and the investees is not eliminated when there is evidence for asset impairment.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (CONT’D)

(10)	Long-term equity investments (Cont’d)

(e)	Impairment of long-term equity investments

When the recoverable amounts of investments in subsidiaries, jointly controlled entities or associates are less than its book value, the carrying amounts are reduced to recoverable amounts. Please refer to Note 2(15) for details.

For other long-term equity investments, impairment loss is recognized in the income statements based on the shortfall between carrying amounts and the present value of such investments (deriving from discounting of future cash flow of similar investments at current market return rate).

(11)	Fixed assets and depreciation

Fixed assets consist of ports facilities, buildings, electric utility plant in service, transportation facilities and others. Fixed assets acquired or constructed are initially recognized at cost. Fixed assets obtained during reorganization were initially recorded at their appraisal value approved by relevant stated-owned assets administration authorities.

Subsequent costs about fixed assets are included in the asset’s carrying amount only when it is probable that future economic benefits associated with the item will flow to the Company and its subsidiaries and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. Other subsequent expenditures are all charged in the current period profit or loss when they are incurred.

Depreciation of fixed assets is provided based on book value less estimated residual value over estimated useful life using straight-line method. For those impaired fixed assets, depreciation is provided based on book value after deducting impairment provision over estimated useful life.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (CONT’D)

(11)	Fixed assets and depreciation (Cont’d)

The estimated useful lives, residual value rates and annual depreciation rates of the fixed assets are as follows:

	Estimated useful lives	Estimated residual value rate	Annual depreciation rate
te

Ports Facilities	20–40 years	5%	2.38%–4.75%
Buildings	8–45 years	0%–11%	2.11%–11.88%
Electric utility plant in service	5–35 years	0%–11%	2.71%–20.00%
Transportation facilities	6–20 years	0%–11%	4.75%–16.67%
Others	3–18 years	0%–11%	5.56%–33.33%

At the end of each year, the Company and its subsidiaries review the estimated useful life, estimated residual value and the depreciation method of the fixed assets for adjustment when necessary.

Fixed assets is derecognized when they are disposed of, or expected that cannot bring economic benefit through use or disposal. The amount of disposal income arising from sale, transfer, disposal or write-off of fixed assets less book value and related tax expenses is recorded in the income statements.

The carrying amount of fixed assets is written down immediately to its recoverable amount when its carrying amount is greater than its recoverable amount. Please refer to Note 2(15).

(12)	Construction-in-progress

Construction-in-progress is recorded at cost. Cost comprises construction expenditures, installation expenditures, and other expenditures necessary for the purpose of preparing the assets for their intended use and those borrowing costs eligible for capitalization. Construction-in-progress is transferred to fixed assets when the assets are ready for their intended use and depreciation begins from the following month.

When the recoverable amount of construction-in-progress becomes lower than its carrying amount, construction-in-progress is impaired to its recoverable amount (Note 2(15)).

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (CONT’D)

(13)	Intangible assets and amortization

Intangible assets, which include land use right, power generation licence and mining rights, etc., are initially recognized at cost. The Company’s intangible assets obtained during reorganization were initially recorded at their appraisal value approved by relevant stated-owned assets administration authorities.

Intangible assets with definite useful lives, except for mining rights, are amortized using the straight-line method over their useful lives. The expected useful lives and amortization method applied to intangible assets with definite useful lives are reviewed at each financial year-end and adjusted when necessary. The mining rights will be amortized based on the units of production method from the commencement of production of coal mine.

Intangible assets with indefinite useful lives are not amortized. The useful lives of intangible assets with indefinite useful lives are reviewed by the Company and its subsidiaries in each accounting period.

When the recoverable amount of intangible assets becomes lower than their carrying amount, the intangible assets are impaired to their recoverable amount (Note 2(15)).

(14)	Goodwill

Goodwill is the cost of business combination not under common control over the proportionate share of the fair value of the net identifiable assets on the acquisition date. Goodwill arising from business combinations is presented separately on the consolidated financial statements.

Separately presented goodwill in the consolidated financial statements is tested for impairment at least annually. When performing impairment test, the carrying amount of goodwill is allocated to assets group or group of assets groups that are expected to benefit from the synergies arising from the business combination. The Company and its subsidiaries allocate goodwill to assets group or group of assets groups primarily based on region where they operate. Please refer to Note 2(15) for the accounting policy of impairment of assets group or group of assets groups. Goodwill is presented at cost less accumulated impairment loss.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (CONT’D)

(15)	Impairment of long-term assets

Separately presented goodwill in the consolidated financial statements and intangible assets with indefinite useful lives are tested for impairment at least annually regardless of whether there are indications of impairment. Fixed assets, construction-in-progress, intangible assets with definite useful lives and long-term equity investments are tested for impairment when there are any indicators of impairment as of the balance sheet date. If the result of impairment test shows that the recoverable amount of asset is less than its book value, that difference is recognized as impairment provision. Recoverable amount is the higher of fair value less cost to sell of the asset and present value of its expected future cash flows. Asset impairment is calculated and recognized on individual asset basis. If it is difficult to estimate recoverable amount for the individual assets, the recoverable amount is determined based on the recoverable amount of the assets group or group of assets groups to which the asset belongs. An assets group is the smallest group of assets that independently generates cash flows.

The long-term assets impairment referred above cannot be reversed after recognition even if the amount is recovered subsequently.

(16)	Financial liabilities

Financial liabilities are classified as financial liabilities at fair value through profit or loss and other financial liabilities at initial recognition. The Company and its subsidiaries’ financial liabilities are mainly held-for trading financial liabilities, payables, loans and bonds payables.

Payables, including accounts payable, notes payable, other payables and long-term payables, are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

Loans and bonds payables are initially recognized at fair value less transaction costs and subsequently measured at amortized cost using the effective interest method.

Financial liabilities due within one year (including one year) are classified as current liabilities; long-term financial liabilities to be mature within one year (including one year) from balance sheet date are classified as current portion of non-current liabilities, and the remaining are classified as non-current liabilities.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (CONT’D)

(17)	Borrowing costs

Borrowing costs incurred which are directly attributable to the acquisition or construction of assets that needs a substantially long period of time to get ready for its intended use, are capitalized and recorded in the costs of the assets when the capital expenditure and borrowing costs have been incurred and the activities relating to the acquisition and construction that are necessary to prepare the asset for its intended use have commenced. The capitalization of the borrowing costs is ceased when the asset under acquisition or construction is ready for its intended use, and the borrowing costs incurred thereafter are expensed off. If the acquisition or construction of an asset is interrupted abnormally and the interruption lasts for more than 3 months, the capitalization of the borrowing costs is suspended until the acquisition or construction is resumed. For specific borrowings for the acquisition or construction of an asset eligible for capitalization, the capitalized amount of interests is determined based on the interest expense incurred after deducting any interest income earned from the deposits or investment income from the temporary investment funded by the unused borrowing balance. For general borrowings used for acquisition or construction of an asset eligible for capitalization, the capitalized interest is determined by multiplying the weighted average excess of accumulated capital expenditure over specific borrowings by the capitalization rate of such general borrowings. The capitalization rate is determined according to the weighted average interest rate of the general borrowings. Other borrowing costs are expensed in the current period.

(18)	Employee benefits

Employee benefits include all expenditures relating to the employees for their services.

The Company and its subsidiaries recognize employee benefits as liabilities during the accounting period when employees render services and allocate to related cost of assets and expenses based on beneficiaries.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (CONT’D)

(19)	Deferred income tax assets and liabilities

Deferred income tax assets and liabilities are recognized based on the differences arising between tax bases of assets and liabilities and book value (temporary differences). For deductible tax losses or tax credit that can be brought forward in accordance with tax laws for deduction of taxable income in subsequent years, it is considered as temporary differences and related deferred income tax assets are recognized accordingly. No deferred income tax liability is recognized for temporary difference arising from initial recognition of goodwill. For those temporary differences arising from initial recognition of an asset or liability in a non-business combination transaction that affects neither accounting profit nor taxable profit (or deductible loss) at the time of the transaction, no deferred income tax asset and liability is recognized.

The Company and its subsidiaries recognize deferred income tax assets to the extent that it is probable that taxable profit will be available to offset the deductible temporary difference, deductible tax loss and tax credit.

As of the balance sheet date, deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or liability is settled.

Deferred income tax assets and deferred income tax liabilities are offset when all the conditions below are met:

(a)	The Company and its subsidiaries have the legal enforceable right to settle current income tax assets and current income tax liabilities;

(b)	Deferred income tax assets and deferred income tax liabilities are related to the income tax levied by the same tax authority of the Company and its subsidiaries.

(20)	Assets and liabilities held for sale

Non-current assets and liabilities are classified as held for sale when all the following conditions are met: (a) the entity has passed resolutions on disposal of the non-current assets; (b) the entity has entered into a non-cancellable transfer agreement with transferee; and (c) the transfer is expected to be completed within one year. Non-current assets held for sale are measured at lower of carrying amounts and fair value less costs to sell and are presented in other current assets, with the related non-current liabilities presented in other current liabilities.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (CONT’D)

(21)	Revenue recognition

Revenue is recognized based on the following methods:

The amount of revenue is determined by the fair value of the amount received or receivable according to contract or agreement, when sales of goods and rendering of services occur during the operating activities of the Company and its subsidiaries. Revenue and income are recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and its subsidiaries, the amount of the revenue and income can be measured reliably and meet particular conditions of revenue recognition of following business activities.

(a)	Product sales revenue

Product sales revenue mainly refers to amounts earned from sales of electricity and heat. The Company and its subsidiaries recognize revenue when electricity and heat is sold to consumers.

(b)	Service revenue

Service revenue refers to amounts received from service of port loading, conveying and transportation.

The Company and its subsidiaries recognize revenue when the relevant service is provided.

(c)	Other income

Interest income from deposits is recognized on a time proportion basis using effective yield method.

Rental income under operating leases is recognized on a straight-line basis over the relevant lease term.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (CONT’D)

(22)	Leases

Leases where all the risks and rewards incidental to ownership of the assets are in substance transferred to the lessees are classified as finance leases. All other leases are operating leases.

(a)	Operating lease (Lessee)

Operating lease expenses are capitalized or expensed on a straight-line basis over the lease term.

(b)	Finance lease (Lessor)

The Company and its subsidiaries recognize the aggregate of the minimum lease receipts and the initial direct costs on the lease inception date as the receivable. The difference between the aggregate of the minimum lease receipts and the initial direct costs and their respective present values shall be recognized as unrealized finance income. The Company and its subsidiaries adopt the effective interest method to allocate such unrealized finance income over the lease term. On balance sheet date, the Company and its subsidiaries present the net amount of finance lease receivable after deducting any unrealized finance income in long-term receivables and current portion of non-current assets respectively.

Please refer to Note 2(7)(f) for impairment test of the finance lease receivable.

(23)	Government grants

Government grants are recognized when the Company and its subsidiaries fulfill the conditions attaching to them and the grants can be received. When government grants are in form of monetary assets, they are measured at the amount received or receivable.

Asset-related government grant is recognized as deferred income and is amortized evenly in income statements over the useful lives of related assets.

Income-related government grant that is used to compensate related expenses or losses in subsequent periods of the Company and its subsidiaries are recognized as deferred income and recorded in the income statements when related expenses or losses incurred. When the grant is used to compensate expenses or losses that were already incurred, they are directly recognized in profit and loss of current period.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (CONT’D)

(24)	Dividends appropriation

Cash dividend is recognized as a liability in the period when the proposed dividend is approved by the general meeting of shareholders.

(25)	Business combinations

Business combinations under common control refers to combinations where the combining entities are controlled by the same party or parties before and after the combination and that control is not transitory; business combinations not under common control refers to combinations where the combining entities are not controlled by the same party or parties before and after the combination.

(a)	Business combinations under common control

The acquirer measures both the consideration paid and net assets obtained at their carrying amounts. The difference between the carrying amounts of the net assets obtained and the carrying amount of the consideration paid is recorded in capital surplus (share premium), with any excess over capital surplus (share premium) being adjusted against undistributed profits. Any direct transaction cost attributable to the business combination is recorded in the income statements in the current period. However, the handling fees, commissions and other expenses incurred for the issuance of equity instruments or bonds for the business combination are recorded in the initial measurement of the equity instruments and bonds respectively.

(b)	Business combinations not under common control

The cost of a combination is measured as the fair value of the assets given and liabilities incurred or assumed at the date of acquisition. Any direct transaction cost attributable to the combination is recorded in the income statement for the current period. However, the handling fees, commissions and other expenses incurred for the issuance of equity instruments or bonds for the business combination are recorded in the initial measurement of the equity instruments and bonds respectively. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the combination date. The excess of the combination cost over the fair value of the Company and its subsidiaries’ share in the identifiable net assets acquired is recorded as goodwill. If the combination cost is less than the fair value of the net assets of the subsidiary acquired, it is recognized in the income statements.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (CONT’D)

(26)	Preparation of consolidated financial statements

The scope of consolidated financial statements includes the Company and its subsidiaries.

Subsidiaries are consolidated from the date when control is transferred to the Company. They are deconsolidated from the date when control ceases. All the significant intra-group balances, transactions and unrealized profit or loss are eliminated in the preparation of the consolidated financial statements. The portion of the shareholders’ equity and net profit or loss of the subsidiaries, which is not attributable to the parent company, is separately presented as minority interests in the shareholders’ equity and net profit in the consolidated financial statements.

When there is any inconsistency on the accounting policies or financial period adopted between subsidiaries and the Company, the financial statements of subsidiaries are adjusted according to the accounting policies and financial period adopted by the Company.

For subsidiaries acquired under business combinations involving entities not under common control, when preparing consolidated financial statements, adjustments are made on the financial statements of subsidiaries based on the fair value of the net identifiable assets acquired at the acquisition date. For subsidiaries acquired under business combinations of common control, when preparing consolidated financial statements, the consolidated financial statements include the assets, liabilities, operating results and cash flows of such subsidiaries from the earliest period presented as if the business combinations had occurred at the beginning of the earliest comparative period presented and the net profit of the acquire realized before combination date is separately disclosed in the consolidated income statements.

(27)	Segment Information

The Company and its subsidiaries determine the operation segment based on the internal organization structure, management requirement and internal reporting system and thereafter determine the reporting segment and present the segment information.

The operation segment is a component in the Company and its subsidiaries that meets all the conditions below: (a) the component earns revenue and incurs expense during the daily operation activities; (b) the management of the Company and its subsidiaries can regularly review the component’s operation results in order to make decision on allocating resources and assessing performance; (c) the component’s financial performance, operating results, cash flow and other related information are available. When the two or more operation segments have similar economical characteristics and meet certain conditions, the Company and its subsidiaries will combine them as one operation segment.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (CONT’D)

(28)	Determination of the fair value of financial instruments

When an active market exists for a financial instrument, fair value is determined based on quoted prices in the active market. When no such an active market exists, fair value is determined by using valuation techniques. Valuation techniques include making reference to the prices used by knowledgeable and willing parties in a recent transaction, the current fair value of other financial assets that are same in substance, discounted cash flow method and option pricing model, etc. When applying valuation techniques, the Company and its subsidiaries use market parameters, rather than specific parameters of the Company and its subsidiaries, as much as possible.

(29)	Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Company and its subsidiaries make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial period are discussed below:

(a)	Accounting estimates on impairment of goodwill and power generation licence

The Company and its subsidiaries perform test annually whether power generation licence and goodwill have suffered any impairment, in accordance with the accounting policy stated in Note 2(13) and 2(14).The recoverable amounts of assets group or group of assets groups are the present value of future cash flow. These calculations require the use of estimates. It is reasonably possible, based on existing knowledge, that outcomes within the next financial period that are different from assumptions could require a material adjustment to the carrying amount of goodwill and power generation licence.

(b)	Useful life of power generation licence

As at year end, management of the Company and its subsidiaries considered the estimated useful lives for its power generation licence as indefinite. This estimate is based on the expected renewal of power generation licence without significant restriction and cost, together with the consideration on related future cash flows and the expectation of management in continuous operations. Based on existing knowledge, that outcomes within the next financial period that are different from assumptions could require a change on carrying amount of power generation licence.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (CONT’D)

(29)	Critical accounting estimates and judgments (Cont’d)

(c)	Useful lives of fixed assets

Management of the Company decided the estimated useful lives of fixed assets and respective depreciation. This accounting estimate is based on the expected wears and tears incurred during power generation. Wears and tears can be significantly different after renovation each time. When the useful lives differ from the original estimated useful lives, management will adjust the estimated useful lives accordingly. It is possible that the estimates made based on existing experience are different to the actual outcomes within the next financial period and could cause a material adjustment to the carrying amount of fixed assets.

(d)	Estimated impairment of fixed assets

The Company and its subsidiaries perform impairment test on fixed assets to determine whether certain fixed assets have suffered any impairment whenever indicators of impairment exist. In accordance with Note 2(15), an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount. It is reasonably possible, based on existing knowledge, that outcomes within the next financial period that are different from assumptions could require a material adjustment to the carrying amount of fixed assets.

(e)	Restraint in construction of new power plants

Receiving the final approval from National Development and Reform Commission ("NDRC") on certain power plant construction projects of the Company and its subsidiaries is a critical estimate and judgment of the management of the Company. Such an estimate and judgment is based on initial approval documents received as well as the understanding of the projects. Based on historical experience, the management believes that the Company and its subsidiaries will receive final approval from NDRC on the related power plant projects. Deviation from the estimate and judgment could result in significant adjustment to the carrying amount of fixed assets, construction-in-progress and construction materials.

3.	TAXATION

(1)	Value Added Tax ("VAT")

Domestic power and heat sales of the Company and its subsidiaries are subject to VAT. VAT payable is determined by applying 17% and 13% on the taxable revenue after offsetting deductible input VAT of the period.

(2)	Business Tax ("BT")

Port and transportation service of the Company and its subsidiaries are subject to BT, with applicable tax rate of 3%.

(3)	Goods and Service Tax ("GST")

Overseas power sales of the Company and its subsidiaries are subject to GST of the country where they operate, with applicable tax rate of 7%.

(4)	Income tax

In accordance with relevant provisions of the Income tax law, since 1 January 2008, branches and subsidiaries of the Company which used to enjoy preferential tax rates or holidays will transit to 25% gradually in the next five years from 1 January 2008 onwards. The subsidiaries with applicable tax rate of 33% apply tax rate of 25% from 1 January 2008 onwards. In accordance with Guo Fa [2007]39, since 1 January 2008, the enterprises which used to enjoy tax holidays such as two-year tax exemption and three-year 50% tax rate deduction are grandfathered by the old tax laws, administrative regulations and relevant circulars until the expiration of their tax holidays. However, for those whose tax holiday has not commenced due to loss making, the tax holiday is deemed to begin from 2008 onwards.

The oversea subsidiaries of the Company applies income tax rate of 17%.

In accordance with Guo Shui Han [2009]33, effective from 1 January 2008, the Company calculate and file income tax centrally at company level according to relevant tax laws and regulations. The relevant regulations about the taxation places of the plants and branches of the Company are no longer in force.

4.	BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS

(1)	Subsidiaries

(a)	Subsidiaries acquired through establishment, investment or other ways

	Type of subsidiaries	Place of registration	Registered capital	Business nature and scope of operations	Percentage of equity interest	Percentage of voting right	Included in consolidated financial statements

Huaneng Power International Fuel Limited Liability Company ("Fuel Company")	Direct holding	Beijing	RMB200,000,000	Wholesale of coal	100%	100%	Yes
Huaneng Shanghai Shidongkou Power Generation Limited Liability Company ("Shidongkou Power Company")	Direct holding	Shanghai	RMB990,000,000	Power generation	50%	50%	Yes*
Huaneng Nantong Power Generation Limited Liability Company	Direct holding	Nantong, Jiangsu Province	RMB1,560,000,000	Power generation	70%	70%	Yes
("Nantong Power Company")
Huaneng Yingkou Port Limited Liability Company ("Yingkou Port")	Direct holding	Yingkou, Liaoning Province	RMB720,235,000	Loading and conveying service	50%	50%	Yes*
Huaneng Yingkou Power Generation Limited Liability Company ("Yingkou Cogeneration")	Direct holding	Yingkou, Liaoning Province	RMB830,000,000	Production and sale of electricity and heat	100%	100%	Yes
Huaneng Hunan Xiangqi Hydropower Co., Ltd. ("Xiangqi Hydropower")	Direct holding	Xiangqi County, Hunan Province	RMB180,000,000	Construction, operation and management of hydropower and related projects	100%	100%	Yes

Zhuozhou Liyuan Cogeneration Co., Ltd. ("Zhuozhou Liyuan")	Direct holding	Zhuozhou, Hebei Province	RMB5,000,000	Construction, operation and management of cogeneration power plants and related projects	100%	100%	Yes
Huaneng Zuoquan Coal-fired Power Generation Limited Liability Company ("Zuoquan Coal-fired Power Company")	Direct holding	Jinzhong, Shanxi Province	RMB960,000,000	Preparation of power plant construction and related operation service	80%	80%	Yes
Huaneng Kangbao Wind Power Utilization Limited Liability Company ("Kangbao Wind Power")	Direct holding	Kangbao County, Hebei Province	RMB5,000,000	Construction, operation and management of wind power generation and related projects	100%	100%	Yes
Huaneng Jiuquan Wind Power Generation Co., Ltd. ("Jiuquan Wind Power")	Direct holding	Jiuquan, Gansu Province	RMB1,667,000,000	Construction, operation and management of wind power generation and related projects	100%	100%	Yes

*	Pursuant to agreements with other shareholders, the Company has controls over these entities.

4.	BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(1)	Subsidiaries (Cont’d)

(a)	Subsidiaries acquired through establishment, investment or other ways (Cont’d)

	Type of subsidiaries	Place of registration	Registered capital	Business nature and scope of operations	Percentage of equity interest	Percentage of voting right	Included in consolidated financial statements

Huaneng Wafangdian Wind Power Generation Co., Ltd. ("Wafandian Wind Power")	Direct holding	Wafangdian, Liaoning Province	RMB50,000,000	Construction, operation and management of wind power generation and related projects	100%	100%	Yes
Huaneng Changtu Wind Power Generation Co., Ltd. ("Changtu Wind Power")	Direct holding	Changtu County, Liaoning Province	RMB50,000,000	Construction, operation and management of wind power generation and related projects	100%	100%	Yes
Huaneng Rudong Wind Power Generation Co., Ltd. ("Rudong Wind Power")	Direct holding	Rudong County, Jiangsu Province	RMB127,500,000	Construction and management of wind power generation plant	90%	90%	Yes
Huaneng Haimen Port Limited Liability Company ("Haimen Port")	Direct holding	Shantou, Guangdong Province	RMB10,000,000	Cargo loading and warehousing service in the port (preparation, shall not operate)	100%	100%	Yes
Huaneng Taicang Port Limited Liability Company ("Taicang Port")	Direct holding	Taicang, Jiangsu Province	RMB20,000,000	Port service, cargo loading and warehousing	100%	100%	Yes

Tuas Power Generation Pte Ltd. ("TPG")	Indirect holding	Singapore	SGD1,183,000,001	Power generation and related byproducts, derivatives; developing power supply resources, operating electricity and power sales	100%	100%	Yes
TP Utilities Pte Ltd.	Indirect holding	Singapore	SGD160,000,001	Provide utilities & services - electricity, steam, industrial water, waste management	100%	100%	Yes

4.	BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(1)	Subsidiaries (Cont’d)

(b)	Subsidiaries acquired from business combinations under common control

	Type of subsidiaries	Place of registration	Registered capital	Business nature and scope of operations	Percentage of equity interest	Percentage of voting right	Included in consolidated financial statements

Huaneng (Suzhou Industrial Park) Power Generation Co., Ltd. ("Taicang Power Company")	Direct holding	Suzhou , Jiangsu Province	RMB632,840,000	Power generation	75%	75%	Yes
Huaneng Qinbei Power Generation Limited Liability Company ("Qinbei Power Company")	Direct holding	Jiyuan, Henan Province	RMB810,000,000	Power generation	60%	60%	Yes
Huaneng Yushe Power Generation Co., Ltd. ("Yushe Power Company")	Direct holding	Yushe County, Shanxi Province	RMB615,760,000	Power generation	60%	60%	Yes
Huaneng Hunan Yueyang Power Co., Ltd ("Yueyang Power Company")	Direct holding	Yueyang, Hunan Province	RMB1,055,000,000	Power generation	55%	55%	Yes
Huaneng Chongqing Luohuang Power Co., Ltd. ("Luohuang Power Company")	Direct holding	Chongqing	RMB1,748,310,000	Power generation	60%	60%	Yes
Huaneng Pingliang Power Co., Ltd. ("Pingliang Power Company")	Direct holding	Pingliang, Gansu Province	RMB924,050,000	Power generation	65%	65%	Yes
Huaneng Nanjing Jinling Power Company ("Jinling Power")	Direct holding	Nanjing, Jiangsu Province	RMB1,902,000,000	Power generation	60%	60%	Yes

Huaneng Qidong Wind Power Generation Co., Ltd. ("Qidong Wind Power")	Direct holding	Qidong, Jiangsu Province	RMB200,000,000	Development of wind power project, production and sale of electricity	65%	65%	Yes
Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company ("Yangliuqing Power Company")	Direct holding	Tianjin	RMB1,537,130,909	Power generation, heat supply	55%	55%	Yes
Huaneng Beijing Cogeneration Limited Liability Company ("Beijing Cogeneration")	Direct holding	Beijing	RMB1,600,000,000	Construction and operation of power plants and related construction projects	41%	66%*	Yes

*	According to the agreement between the Company and the rest of the shareholders, a shareholder who owns 25% voting interest in Beijing Cogeneration entrusts the Company for the right to vote for free.

The subsidiaries above and the Company are all controlled by Huaneng Group before and after the acquisitions.

4.	BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(1)	Subsidiaries (Cont’d)

(c)	Subsidiaries acquired from business combinations not under common control

	Type of subsidiaries	Place of registration	Registered capital	Business nature and scope of operations	Percentage of equity interest	Percentage of voting right	Included in consolidated financial statements

Huaneng Weihai Power Limited Liability Company ("Weihai Power Company")	Direct holding	Weihai, Shandong Province	RMB761,838,300	Power generation	60%	60%	Yes
Huaneng Taicang Power Co., Ltd. ("Taicang II Power Company")	Direct holding	Taicang,Jiangsu Province	RMB804,146,700	Power generation	75%	75%	Yes
Huaneng Huaiyin Power Generation Co. Ltd. ("Huaiyin Power Company")	Direct holding	Huai’an, Jiangsu Province	RMB265,000,000	Power generation	100%	100%	Yes
Huaneng Huaiyin II Power Limited Company ("Huaiyin II Power Company")	Direct holding	Huai’an, Jiangsu Province	RMB930,870,000	Power generation	63.64%	63.64%	Yes
Huaneng Xindian Power Co., Ltd. ("Xindian II Power Company")	Direct holding	Zibo,Shandong Province	RMB100,000,000	Power generation	95%	95%	Yes

Huaneng Shanghai Combined Cycle Power Limited Liability Company ("Shanghai Combined Cycle Power Company")	Direct holding	Shanghai	RMB699,700,000	Power generation	70%	70%	Yes
Huade County Daditaihong Wind Power Utilization Limited Liability Company ("Daditaihong")	Direct holding	Huade County, Inner Mongolia	RMB5,000,000	Wind Power exploitation and utilization	100%	100%	Yes
Huaneng Qingdao Port Limited Company ("Qingdao Port")	Direct holding	Jiaonan, Qingdao, Shandong Province	RMB300,000,000	Port cargo loading and conveying, warehousing (excluding dangerous goods), supply water carriage materials	100%	100%	Yes
Huaneng Zhanhua Co-generation Limited Liability Company ("Zhanhua Cogeneration")	Direct holding	Zhanhua Country, Shandong Province	RMB190,000,000	Production and sales of electricity and steam	100%	100%	Yes
Shandong Luneng Sea Transportation Limited Company ("Sea Transportation Company")	Direct holding	Longkou, Shandong Province	RMB45,000,000	Domestic cargo transportation	53%	53%	Yes
Huaneng Jilin Biological Power Generation Limited Company ("Jilin Biological Power") (Note 5(8))	Direct holding	Changchun, Jilin Province	RMB109,000,000	Biomass power generation	100%	100%	Yes

4.	BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(1)	Subsidiaries (Cont’d)

(c)	Subsidiaries acquired from business combinations not under common control (CONT’D)

	Type of subsidiaries	Place of registration	Registered capital	Business nature and scope of operations	Percentage of equity interest	Percentage of voting right	Included in consolidated financial statements

Yunnan Diandong Energy Limited Company ("Diandong Energy")	Direct holding	Fuyuan County, Yunnan Province	RMB1,800,000,000	Power generation	100%	100%	Yes
Yunnan Diandong Yuwang Energy Limited Company ("Diandong Yuwang")	Direct holding	Fuyuan County, Yunnan Province	RMB1,139,000,000	Power generation	100%	100%	Yes
Huaneng Luoyuan Ludao Pier Limited Company ("Ludao Pier")	Direct holding	Luoyuan County, Fujian Province	RMB70,000,000	Port water supply, cargo loading and warehousing, and shipping representation	100%	100%	Yes

Huaneng (Fuzhou) Luoyuanwan Pier Limited Company ("Luoyuanwan Pier")	Direct holding	Luoyuan County, Fujian Province	RMB85,000,000	Port management, cargo loading, information advisory; transporting and warehousing in the port, cargo transport and transfer centre operation; port investment and development	58.30%	58.30%	Yes
Huaneng (Fujian) Harbour Limited Company ("Luoyuanwan Harbour")	Direct holding	Luoyuan County, Fujian Province	RMB652,200,000	Port management, cargo loading, information advisory; water transport material supply, port investment and development, transporting and warehousing in the port, cargo transport and transfer center operation.	100%	100%	Yes
Huaneng Suzihe Hydropower Development Limited Company ("Suzihe")	Direct holding	Xinbin County, Liaoning Province	RMB50,000,000	Hydropower, aquiculture, agricultural irrigation, etc.	100%	100%	Yes
SinoSing Power	Direct holding	Singapore	USD1,098,014,668	Investment holding	100%	100%	Yes
Kaifeng Xinli Power Generation Co., Ltd. ("Kaifeng Xinli")	Indirect holding	Kaifeng, Henan Province	RMB146,920,000	Power generation	33%	55%*	Yes

*	Kaifeng Xinli is a subsidiary held by Qinbei Power Company, a subsidiary of the Company.

4.	BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(1)	Subsidiaries (Cont’d)

(c)	Subsidiaries acquired from business combinations not under common control (CONT’D)

	Type of subsidiaries	Place of registration	Registered capital	Business nature and scope of operations	Percentage of equity interest	Percentage of voting right	Included in consolidated financial statements

Fujian Yingda Property Development Limited Company ("Yingda Property")	Indirect holding	Luoyuan County, Fujian Province	RMB50,000,000	Real estate development, property management, house leasing, real estate agency; warehousing (excluding dangerous chemicals), cargo loading; sale of machinery and electronic device, steel, hardware, communication electrical and chemicals (excluding dangerous chemicals); merchandise information and advertising service	100%	100%	Yes

Fujian Xinhuanyuan Industrial Limited Company ("Xinhuanyuan")	Indirect holding	Luoyuan County, Fujian Province	RMB93,200,000	Mineral water development, production and sale; PET bottle, bottle embryo and bottle cap production and sale; electricity equipment processing, production and installation; internal staff training.	100%	100%	Yes
Tuas Power Ltd. ("Tuas Power")	Indirect holding	Singapore	SGD1,338,050,000	Supply gas and electricity, investment holding	100%	100%	Yes
Tuas Power Supply Pte Ltd.	Indirect holding	Singapore	SGD500,000	Power sales	100%	100%	Yes
TP Asset Management Pte Ltd.	Indirect holding	Singapore	SGD2	Render of environment engineering services	100%	100%	Yes
TPGS Green Energy Pte Ltd.	Indirect holding	Singapore	SGD1,000,000	Render of utility services	75%	75%	Yes
New Earth Pte Ltd.	Indirect holding	Singapore	SGD10,111,841	Waste recycling advisory	60%	60%	Yes
New Earth Singapore Pte Ltd.	Indirect holding	Singapore	SGD12,516,050	Industrial waste management and recycling	75%	75%	Yes

4.	BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(2)	New entities included in consolidation scope for the six months ended 30 June 2011

	Net assets as at 30 June 2011	Net profit /(loss) for the current period

Luoyuanwan Harbour	668,913,218	(3,888,673)
Luoyuanwan Pier	162,375,870	8,686,269
Ludao Pier	240,193,637	4,888,695
Diandong Energy	3,087,762,723	(116,738,971)
Diandong Yuwang	1,067,453,577	(118,802,128)
Suzihe	49,731,431	—
Taicang Port	20,000,000	—

(3)        Business combination not involving entities under common control

	Goodwill	Calculation of goodwill

Luoyuanwan Harbour (a)	309,269,507	The excess of acquisition cost over the proportionate share of fair value of net identifiable assets acquired was recorded as goodwill. Detailed calculations are presented below.
Luoyuanwan Pier (b)	28,692,762
Ludao Pier (c)	49,309,058
Diandong Energy (d)	1,197,574,306
Diandong Yuwang (e)	414,407,495

4.	BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(3)	Business combination not involving entities under common control (Cont’d)

(a)	Luoyuanwan Harbour

The Company acquired 100% equity interest of Luoyuanwan Harbour from Shandong Electric Power Corporation ("Shandong Power") and Shandong Luneng Development Corporation Co., Ltd. ("Luneng Development") in January 2011. The acquisition date is the date when the Company obtained effective control over the acquiree.

(i)	Acquisition cost and goodwill:

Acquisition costs —
Consideration in cash	1,124,479,500
Fair value of non-cash assets transferred	—
Fair value of liabilities incurred or assumed	—

Total	1,124,479,500
Less: proportionate share of fair value of net identifiable assets	(815,209,993)

Goodwill	309,269,507

4.	BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(3)	Business combination not involving entities under common control (Cont’d)

(a)	Luoyuanwan Harbour (Cont’d)

(ii)	The assets and liabilities of Luoyuanwan Harbour as at the acquisition date and related cash flow of the acquisition are as follows:

	Acquisition date	Acquisition date	31 December 2010
	Fair value	Carrying amount	Carrying amount

Cash and cash equivalents	38,020,797	38,020,797	38,020,797
Receivables	137,401,819	137,401,819	137,401,819
Inventories	10,570,231	10,570,231	10,570,231
Fixed assets	1,462,088,982	1,570,461,059	1,570,461,059
Intangible assets	758,087,741	401,463,631	401,463,631
Deferred income tax assets	—	887,570	887,570
Less: Borrowings	(713,720,799)	(713,720,799)	(713,720,799)
Payables	(811,833,537)	(811,833,537)	(811,833,537)
Salary and welfare payables	(546,613)	(546,613)	(546,613)
Deferred income tax liabilities	(61,175,439)	—	—
Other liabilities	(3,683,189)	(3,683,189)	(3,683,189)

Net assets	815,209,993	629,020,969	629,020,969
Less: minority interests	—	—	—

Net assets acquired	815,209,993	629,020,969	629,020,969

Consideration in cash	1,124,479,500
Less: cash and cash equivalents from the subsidiary acquired	(38,020,797)
Less: Unpaid consideration	(213,651,108)

Net cash paid for acquiring the subsidiary	872,807,595

4.	BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(3)	Business combination not involving entities under common control (Cont’d)

(b)	Luoyuanwan Pier

The Company acquired 58.3% equity interest of Luoyuanwan Pier from Shandong Power in January 2011. The acquisition date is the date when the Company obtained effective control over the acquiree.

(i)	Acquisition cost and goodwill:

Acquisition costs —
Consideration in cash	118,293,800
Fair value of non-cash assets transferred	—
Fair value of liabilities incurred or assumed	—

Total	118,293,800
Less: proportionate share of fair value of net identifiable assets	(89,601,038)

Goodwill	28,692,762

4.	BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(3)	Business combination not involving entities under common control (Cont’d)

(b)	Luoyuanwan Pier (Cont’d)

(ii)	The assets and liabilities of Luoyuanwan Pier as at the acquisition date and related cash flow of the acquisition are as follows:

	Acquisition date	Acquisition date	31 December 2010
	Fair value	Carrying amount	Carrying amount

Cash and cash equivalents	1,724,291	1,724,291	1,724,291
Receivables	35,638,716	35,638,716	35,638,716

Inventories	320,874	320,874	320,874
Fixed assets, construction-in-progress, construction materials	193,512,821	184,439,693	184,439,693
Intangible assets	54,671,411	10,524,521	10,524,521
Deferred income tax liabilities	—	344,378	344,378
Less: Borrowings	(100,797,513)	(100,797,513)	(100,797,513)
Payables	(14,000,924)	(14,000,924)	(14,000,924)
Salary and welfare payables	(23,564)	(23,564)	(23,564)
Deferred income tax liabilities	(12,960,626)	—	—
Other liabilities	(4,395,883)	(4,395,883)	(4,395,883)

Net assets	153,689,603	113,774,589	113,774,589
Less: minority interests	(64,088,565)	—	—

Net assets acquired	89,601,038	113,774,589	113,774,589

Consideration in cash	118,293,800
Less: cash and cash equivalents from the subsidiary acquired	(1,724,291)
Less: Unpaid consideration	(57,963,961)

Net cash paid for acquiring the subsidiary	58,605,548

4.	BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(3)	Business combination not involving entities under common control (Cont’d)

(c)	Ludao Pier

The Company acquired 100% equity interest of Ludao Pier from Shandong Power and Wu Zhuyu in

January 2011. The acquisition date is the date when the Company obtained effective control over the acquiree.

(i)	Acquisition cost and goodwill:

Acquisition costs —
Consideration in cash	284,614,000
Fair value of non-cash assets transferred	—
Fair value of liabilities incurred or assumed	—

Total	284,614,000
Less: proportionate share of fair value of net identifiable assets	(235,304,942)

Goodwill	49,309,058

4.	BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(3)	Business combination not involving entities under common control (Cont’d)

(c)	Ludao Pier (Cont’d)

(ii)	The assets and liabilities of Ludao Pier as at the acquisition date and related cash flow of the acquisition are as follows:

	Acquisition date	Acquisition date	31 December 2010
	Fair value	Carrying amount	Carrying amount

Cash and cash equivalents	879,601	879,601	879,601
Receivables	54,594,625	54,594,625	54,594,625
Inventories	78,137	78,137	78,137
Fixed assets, construction-in-progress	161,931,569	147,588,945	147,588,945
Intangible assets	40,509,330	3,454,254	3,454,254
Deferred income tax assets	—	193,894	193,894
Less: Borrowings	(2,200,000)	(2,200,000)	(2,200,000)
Payables	(7,094,704)	(7,094,704)	(7,094,704)
Salary and welfare payables	(738,085)	(738,085)	(738,085)

Deferred income tax liabilities	(12,655,531)	—	—

Net assets	235,304,942	196,756,667	196,756,667
Less: minority interests	—	—	—

Net assets acquired	235,304,942	196,756,667	196,756,667

Consideration in cash	284,614,000
Less: cash and cash equivalents from the subsidiary acquired	(879,601)
Less: Unpaid consideration	(133,351,860)

Net cash paid for acquiring the subsidiary	150,382,539

4.	BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(3)	Business combination not involving entities under common control (Cont’d)

(d)	Diandong Energy

The Company acquired 100% equity interest of Diandong Energy from Shandong Power in January 2011. The acquisition date is the date when the Company obtained effective control over the acquiree.

(i)	Acquisition cost and goodwill:

Acquisition costs —
Consideration in cash	4,402,076,000
Fair value of non-cash assets transferred	—
Fair value of liabilities incurred or assumed	—

Total	4,402,076,000

Less: proportionate share of fair value of net identifiable assets	(3,204,501,694)

Goodwill	1,197,574,306

4.	BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(3)	Business combination not involving entities under common control (Cont’d)

(d)	Diandong Energy (Cont’d)

(ii)	The assets and liabilities of Diandong Energy as at the acquisition date and related cash flow of the acquisition are as follows:

	Acquisition date	Acquisition date	31 December 2010
	Fair value	Carrying amount	Carrying amount

Cash and cash equivalents	186,479,928	186,479,928	186,479,928
Receivables	587,284,173	587,284,173	587,284,173
Inventories	401,522,949	401,522,949	401,522,949
Fixed assets and construction-in-progress	10,649,705,670	9,795,313,248	9,795,313,248
Intangible assets	1,890,809,266	982,123,547	982,123,547
Deferred income tax assets	—	3,734,450	3,734,450
Less: Borrowings	(9,225,000,000)	(9,225,000,000)	(9,225,000,000)
Payables	(1,014,057,474)	(1,014,057,473)	(1,014,057,473)
Salary and welfare payables	(5,515,547)	(5,515,547)	(5,515,547)
Deferred income tax liabilities	(260,727,271)	—	—
Other liabilities	(6,000,000)	(6,000,000)	(6,000,000)

Net assets	3,204,501,694	1,705,885,275	1,705,885,275
Less: minority interests	—	—	—

Net assets acquired	3,204,501,694	1,705,885,275	1,705,885,275

Consideration in cash	4,402,076,000
Less: cash and cash equivalents from the subsidiary acquired	(186,479,928)
Less: Unpaid consideration	(836,394,439)

Net cash paid for acquiring the subsidiary	3,379,201,633

4.	BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(3)	Business combination not involving entities under common control (Cont’d)

(e)	Diandong Yuwang

The Company acquired 100% equity interest of Diandong Yuwang from Shandong Power in January 2011. The acquisition date is the date when the Company obtained effective control over the acquiree.

(i)	Acquisition cost and goodwill:

Acquisition costs —
Consideration in cash	1,600,663,200
Fair value of non-cash assets transferred	—
Fair value of liabilities incurred or assumed	—

Total	1,600,663,200
Less: proportionate share of fair value of net identifiable assets	(1,186,255,705)

Goodwill	414,407,495

4.	BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(3)	Business combination not involving entities under common control (Cont’d)

(e)	Diandong Yuwang (Cont’d)

(ii)	The assets and liabilities of Diandong Yuwang as at the acquisition date and related cash flow of the acquisition are as follows:

	Acquisition date	Acquisition date	31 December 2010
	Fair value	Carrying amount	Carrying amount

Cash and cash equivalents	69,313,291	69,313,291	69,313,291
Receivables	329,424,672	329,424,672	329,424,672
Inventories	168,728,670	168,728,670	168,728,670
Fixed assets and construction-in-progress	5,523,233,034	5,597,927,014	5,597,927,014
Intangible assets	278,630,224	311,924	311,924
Deferred income tax assets	—	973,256	973,256
Goodwill	—	10,761,885	10,761,885
Less: Borrowings	(4,546,000,000)	(4,546,000,000)	(4,546,000,000)
Payables	(604,742,663)	(604,742,663)	(604,742,663)
Salary and welfare payables	(2,761,130)	(2,761,130)	(2,761,130)
Deferred income tax liabilities	(29,570,393)	—	—

Net assets	1,186,255,705	1,023,936,919	1,023,936,919
Less: minority interests	—	—	—

Net assets acquired	1,186,255,705	1,023,936,919	1,023,936,919

Consideration in cash	1,600,663,200
Less: cash and cash equivalents from the subsidiary acquired	(69,313,291)
Less: Unpaid consideration	(304,126,007)

Net cash paid for acquiring the subsidiary	1,227,223,902

4.	BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(4)	Exchange rates for translation of key financial statement items of overseas operating entities

	Asset and liability items		Income and cash flow statement items
	30 June 2011	31 December 2010

Subsidiaries registered in Singapore	1 SGD = 5.2443 RMB	1 SGD = 5.1191 RMB	Average exchange rates approximating the rate on transaction dates

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(1)	Cash

		30 June 2011			31 December 2010
		Original currency amount	Exchange rate	RMB equivalent	Original currency amount	Exchange rate	RMB equivalent

Cash	— RMB	1,827,745	1	1,827,745	2,318,183	1	2,318,183
	— SGD	7,001	5.2443	36,715	5,406	5.1191	27,674

Subtotal				1,864,460			2,345,857

Bank deposits	— RMB	7,217,143,326	1	7,217,143,326	4,430,250,259	1	4,430,250,259
	— USD	179,445,901	6.4716	1,156,967,782	183,425,813	6.6227	1,208,447,052
	— JPY	80,274,688	0.0802	6,407,385	81,114,379	0.0813	6,556,523
	— HKD	2,367,904,152	0.8316	1,969,149,093	2,364,999,900	0.8509	2,012,378,415
	— SGD	313,616,705	5.2443	1,644,700,086	368,801,174	5.1191	1,887,930,090

Subtotal				11,994,367,672			9,545,562,339

				11,996,232,132			9,547,908,196

Please refer to Note 5(47) for the balances and changes of cash and cash equivalents stated in the cash flow statement.

Please refer to Note 7(6) for cash deposits in a related party.

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(2)	Derivative financial assets and liabilities

	30 June 2011	31 December 2010

Derivative financial assets
— Hedging instruments of cash flow hedge (fuel swap contracts)	227,666,580	144,289,348
— Hedging instruments of cash flow hedge (forward exchange contracts)	6,325	117,418
— Hedging instruments of cash flow hedge (Interest rate swap contracts)	—	75,893,947
— Financial instruments at fair value through profit or loss (fuel swap contracts)	68,367	3,809,826

Subtotal	227,741,272	224,110,539
Less: non-current asset portion	(28,313,857)	(91,478,179)

Total	199,427,415	132,632,360

Derivative financial liabilities
— Hedging instruments of cash flow hedge (fuel swap contracts)	24,882,764	3,399,214
— Hedging instruments of cash flow hedge (forward exchange contracts)	92,520,676	94,520,519
— Hedging instruments of cash flow hedge (Interest rate swap contracts)	274,538,022	82,158,243
— Financial instruments at fair value through profit or loss (fuel swap contracts)	70,231	2,396,547

Subtotal	392,011,693	182,474,523
Less: non-current liability portion	(286,796,923)	(95,862,772)

Total	105,214,770	86,611,751

Overseas subsidiaries of the Company use forward exchange contracts to hedge foreign exchange risk arising from highly probable forecast purchase transactions. The subsidiaries also use fuel swap contracts to hedge fuel price risk arising from highly probable forecast fuel purchases.

The Company and its overseas subsidiaries use interest rate swap contracts to hedge interest rate risk arising from floating rate borrowing.

The fair value of the exchange forward contracts, fuel swap contracts and interest rate swap contracts was measured based on market price.

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(3)	Notes receivable

	30 June 2011	31 December 2010

Banking notes receivable	895,919,432	494,982,203
Commercial notes receivable	111,944,600	141,560,000

	1,007,864,032	636,542,203

As at 30 June 2011, the balance of notes discounted by the Company and its subsidiaries that were yet to mature amounted to RMB83,980,000. As these notes receivable were yet to mature, the proceeds received were recorded as short-term loans (31 December 2010: RMB10,000,000) (Note 5(19)).

As at 30 June 2011, notes receivable of RMB12,000,000 and bank deposit of RMB5,000,000 of the Company and its subsidiaries were pledged to a bank as collateral against banking notes payable of RMB14,000,000 (31 December 2010: notes receivable of RMB10,000,000 of the Company and its subsidiaries were pledged to a bank as collateral against banking notes payable of RMB7,243,500) (Note 5(20)).

(4)            Accounts receivable

	30 June 2011	31 December 2010

Accounts receivable	13,031,823,495	10,426,783,940
Less: provision for doubtful accounts	(157,111,230)	(154,190,526)

	12,874,712,265	10,272,593,414

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(4)	Accounts receivable (Cont’d)

(a)	The ageing analysis of accounts receivable are as follows:

	30 June 2011	31 December 2010

Within 1 year	12,873,426,320	10,267,980,557
1–2 years	322,870	535,091
2–3 years	24,514,440	24,956,793
3–4 years	—	—
4–5 years	—	—
Over 5 years	133,559,865	133,311,499

	13,031,823,495	10,426,783,940

(b)	As at 30 June 2011, there was no accounts receivable from shareholders who held 5% or more of the equity interest in the Company (31 December 2010: Nil).

(c)
As at 30 June 2011, accounts receivable (within one year and no provision) of the Company and its subsidiaries approximately RMB3,151,613,481 (31 December 2010: RMB1,513,050,207) was secured to banks as collateral against short-term loans of RMB2,942,195,429 (31 December 2010: RMB1,389,449,751) (Note 5(19)); As at 30 June 2011, long-term loans of RMB 13,301 million were secured by tariff collection rights of Diandong Energy and Yuwang Energy, subsidiaries of the Company (Note 5(28)(b)).

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(5)	Advances to suppliers

(a)	The ageing analysis of advances to suppliers is as follows:

	30 June 2011		31 December 2010
Ageing	Amount	Percentage	Amount	Percentage

Within one year	1,493,710,307	97.85%	1,189,553,596	96.82%
1–2 years	10,496,906	0.69%	22,686,535	1.85%
2–3 years	654,000	0.04%	360,436	0.03%
Over 3 years	21,708,754	1.42%	15,914,851	1.30%

	1,526,569,967	100.00%	1,228,515,418	100.00%

(b)	As at 30 June 2011, there were no advances to suppliers who held 5% or more of the equity interest in the Company, except advances to Huaneng Group of RMB37,000 (31 December 2010: Nil).

Please refer to Note 7 for related party balances.

(6)	Other receivables

	30 June 2011	31 December 2010

Receivable from Administration Center of Housing Fund for proceeds from sales of staff quarters	62,188,461	62,233,204
Staff advances	31,362,322	15,557,891
Prepayments for constructions and projects	203,950,966	344,660,505
Prepayments for investments	49,090,000	373,440,000
Receivables from fuel sales	286,674,631	260,447,555
Payment-on-behalf for constructions	90,000,000	107,211,865
Receivables from assets disposal	22,368,667	22,368,667
Coal deposit	40,000,000	—
Others	645,781,815	459,057,578

Total	1,431,416,862	1,644,977,265
Less: provision for doubtful accounts	(43,430,297)	(42,075,704)

	1,387,986,565	1,602,901,561

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(6)	Other receivables (Cont’d)

The ageing analysis of other receivables is as follows:

	30 June 2011	31 December 2010

Within 1 year	763,907,772	669,687,029
1–2 years	380,460,376	678,491,074
2–3 years	103,019,470	161,111,603
3–4 years	46,681,293	10,030,296
4–5 years	14,923,314	13,220,585
Over 5 years	122,424,637	112,436,678

	1,431,416,862	1,644,977,265

As at 30 June 2011, there was no other receivable from shareholders who held 5% or more of the equity interest in the Company, except receivable from Huaneng Group of RMB41,700 (31 December 2010: Nil.).

Please refer to Note 7 for related party balances.

(7)	Inventories

	30 June 2011			31 December 2010
	Book value	Provision	Net book value	Book value	Provision	Net book value

Fuel	5,757,107,974	—	5,757,107,974	4,024,586,473	—	4,024,586,473
Materials and spare parts	1,547,795,374	(197,660,823)	1,350,134,551	1,360,336,304	(194,487,621)	1,165,848,683

	7,304,903,348	(197,660,823)	7,107,242,525	5,384,922,777	(194,487,621)	5,190,435,156

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(8)	Other current assets

	30 June 2011	31 December 2010

Held for sale assets	399,155,422	—
Prepaid income tax	80,214,135	76,434,664
Others	40,679,973	4,554,032

	520,049,530	80,988,696

In December 2010, the Company acquired 100% of equity interest of Jinlin Biological Power. On 29 June 2011, the Company entered into the Jilin Biological Power Interest Transfer Agreement with Huaneng Jilin Power Generation Co.,Ltd. ("Huaneng Jilin Company", a subsidiary of Huaneng Group) and Huaneng Group, pursuant to which the Company agreed to transfer its 100% interest of Huaneng Jilin Biological Power at RMB106.3 million to Huaneng Jilin Company. As at 30 June 2011, the equity transfer was not completed, and the Company retains control over Jilin Biological Power. Therefore, the Company presented non-current assets and non-current liabilities of Jilin Biological Power as other non-current assets and other non-current liabilities respectively.

(9)	Available-for-sale financial assets

	30 June 2011	31 December 2010

Available-for-sale equity instrument	1,857,005,798	1,949,727,308

Available-for-sale financial assets represent the equity investment in China Yangtze Power Co., Ltd. ("Yangtze Power"). As at 30 June 2011, the Company had approximately 257.56 million shares of Yangtze Power, representing 1.56% (31 December 2010: approximately 257.56 million shares, 1.56%) of its total share capital. The fair value of the above available-for-sale equity instrument as at 30 June 2011 was determined based on the closing market price of

RMB7.21 per share quoted in the Shanghai Stock Exchange on the last trading day of the first half of 2011 (31 December 2010: the closing market price of Yangtze Power was RMB7.57 per share quoted in the Shanghai Stock Exchange on the last trading day of 2010).

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D))

(10)	Long-term receivables

As at 30 June 2011 and 31 December 2010, long-term receivables of the Company and its subsidiaries primarily represent long-term receivables from finance lease out of fixed assets and construction-in-progress.

(11)	Long-term equity investments

	30 June 2011	31 December 2010

Jointly controlled entities (a)	1,252,571,647	1,058,000,000
Associates (a)	10,952,375,728	10,648,718,644
Other long-term equity investments	282,002,933	282,002,933

	12,486,950,308	11,988,721,577
Less: impairment provision for long-term equity investments	(6,088,243)	(6,088,243)

	12,480,862,065	11,982,633,334

The long-term investments of the Company and its subsidiaries are not subject to restriction on conversion into cash or remittance of investment income.

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D))

(11)	Long-term equity investments (Cont’d)

(a)	Jointly controlled entities and associates

			Increase or decrease during the period

	Initial investment cost	31 December 2010	Additions or deductions	Net profit or loss adjusted by the equity method	Dividends declared	Other equity movement	30 June 2011	Percentage of equity interest	Percentage of voting right	Provision	Provision for the period

Jointly controlled entities
Shanghai Time Shipping Co., Ltd. ("Time Shipping *")	1,058,000,000	1,058,000,000	—	34,571,647	—	—	1,092,571,647	50%	50%	—	—
Jiangsu Nantong Power Generation Co., Ltd.*	160,000,000	—	160,000,000	—	—	—	160,000,000	50%	50%	—	—

Associates
Shandong Rizhao Power Company Ltd. ("Rizhao Power Company")	561,502,261	357,099,546	—	(50,076,772)	—	—	307,022,774	44%	44%	—	—
Shenzhen Energy Group Co., Ltd. ("SEG")	2,269,785,209	3,762,097,632	—	124,280,000	(150,000,000)	(1,180,000)	3,735,197,632	25%	25%	—	—
Hebei Hanfeng Power Generation Limited Liability Company ("Hanfeng Power Company")	1,382,210,557	1,111,251,916	—	(6,172,553)	—	—	1,105,079,363	40%	40%	—	—
Chongqing Huaneng Lime Company Limited ("Lime Company") **	24,295,710	28,266,914	—	767,286	—	—	29,034,200	15%	25%	—	—
China Huaneng Finance Corporation Ltd. ("Huaneng Finance")	440,634,130	560,213,462	—	41,335,395	—	(712,628)	600,836,229	20%	20%	—	—
Huaneng Sichuan Hydropower Co., Ltd. ("Sichuan Hydropower Company")	1,461,457,497	1,591,459,138	—	140,430,697	—	(144,164)	1,731,745,671	49%	49%	—	—

*	Jiangsu Nantong Power Generation Co., Ltd. is a jointly controlled entity of Nantong Power Company, a subsidiary of the Company.

**	Lime Company is the associate of Luohuang Power Company (a subsidiary of the Company).

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(11)	Long-term equity investments (Cont’d)

(a)	Jointly controlled entities and associates (Cont’d)

			Increase or decrease during the period

	Initial investment cost	31 December 2010	Additions or deductions	Net profit or loss adjusted by the equity method	Dividends declared	Other equity movement	30 June 2011	Percentage of equity interest	Percentage of voting right	Provision	Provision for the period

Associates (CONT’D)
Shenzhen Energy Corporation ("SEC")*	1,448,200,000	1,724,785,268	—	63,112,648	(20,000,000)	—	1,767,897,916	9.08%	9.08%	—	—
Yangquan Coal Industry Group Huaneng Coal-fired Electricity Investment Co., Ltd ("Yangmei Huaneng Company")	490,000,000	494,450,564	—	6,083,614	—	24,444,431	524,978,609	49%	49%	—	—
Huaneng Shidaowan Nuclear Power Development Co.Ltd. ("Shidaowan Nuclear Power")	375,000,000	300,000,000	75,000,000	—	—	—	375,000,000	30%	30%	—	—
Bianhai Railway Co., Ltd. ("Bianhai Railway")	143,930,000	143,930,000	—	(1,361,658)	—	—	142,568,342	37%	37%	—	—
Zuoquan Longquan Metallurgy Casting Co., Ltd. ("Longquan Metallurgy Casting")	357,000,000	346,164,204	—	(23,696,057)	—	(653,155)	321,814,992	34%	34%	—	—
Huaneng Shenbei Cogeneration Limited Liability Company ("Shenbei Cogeneration")	13,000,000	13,000,000	—	—	—	—	13,000,000	40%	40%	—	—

Hainan Nuclear Power Co., Ltd. ("Hainan Nuclear Power")	298,200,000	216,000,000	82,200,000	—	—	—	298,200,000	30%	30%	—	—

		11,706,718,644	317,200,000	329,274,247	(170,000,000)	21,754,484	12,204,947,375

*
Pursuant to equity distribution plan of SEC, SEC converted capital reserve into share capital at the rate of 2 shares for every 10 shares. As a result of this allotment, the Company holds 240 million shares, representing 9.08% shareholding of SEC, which is also the subsidiary of SEG, one of the Company’s associates. Considering the equity interest effectively held by the Company directly and indirectly through SEG, and directors as well as supervisors appointed by the Company in SEC, the Company exercises significant influence on operations of SEC and classified it as an associate.

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(12)	Fixed assets

	31 December 2010	Reclassification	Additions from acquisition	Current period additions	Current period deductions	Reclassed to held for sale assets	Currency translation differences	30 June 2011

Total of original cost	216,212,316,878	—	15,698,035,941	9,596,763,085	(553,455,718)	(7,233,411)	331,859,745	241,278,286,520

Ports facilities	1,315,393,029	—	1,088,995,750	—	—	—	—	2,404,388,779
Buildings	3,990,197,118	(325,824,802)	617,713,711	173,113,356	(787,746)	—	—	4,454,411,637
Electric utility plant in service	206,205,599,722	315,355,734	13,683,782,711	9,106,833,915	(530,033,526)	—	325,278,852	229,106,817,408
Transportation facilities	703,507,471	(3,226,489)	—	229,561,131	—	—	—	929,842,113
Others	3,997,619,538	13,695,557	307,543,769	87,254,683	(22,634,446)	(7,233,411)	6,580,893	4,382,826,583

Total of accumulated depreciation	87,952,361,718	—	1,989,434,686	5,786,792,491	(483,603,640)	(922,689)	110,148,658	95,354,211,224

Ports facilities	74,822,328	—	69,423,661	19,482,086	—	—	—	163,728,075
Buildings	1,487,371,719	93,484,106	44,759,412	83,336,714	(722,149)	—	—	1,708,229,802
Electric utility plant in service	83,809,326,025	(93,684,174)	1,813,169,567	5,509,502,018	(461,358,200)	—	105,315,797	90,682,271,033
Transportation facilities	347,767,355	2,145,889	—	18,564,469	—	—	—	368,477,713
Others	2,233,074,291	(1,945,821)	62,082,046	155,907,204	(21,523,291)	(922,689)	4,832,861	2,431,504,601

Total of book value	128,259,955,160	——	——	——	——	——	——	145,924,075,296

Ports facilities	1,240,570,701	——	——	——	——	——	——	2,240,660,704
Buildings	2,502,825,399	——	——	——	——	——	——	2,746,181,835
Electric utility plant in service	122,396,273,697	——	——	——	——	——	——	138,424,546,375
Transportation facilities	355,740,116	——	——	——	——	——	——	561,364,400
Others	1,764,545,247	——	——	——	——	——	——	1,951,321,982

Total of provision	4,606,508,476	—	23,240,282	—	(46,421,659)	—	97,055,827	4,680,382,926

Ports facilities	—	—	—	—	—	—	—	„
Buildings	—	—	—	—	—	—	—	„
Electric utility plant in service	4,606,508,476	—	—	—	(46,421,659)	—	97,055,827	4,657,142,644
Transportation facilities	—	—	—	—	—	—	—	„
Others	—	—	23,240,282	—	—	—	—	23,240,282

Total of net book Value	123,653,446,684	——	——	——	——	——	——	141,243,692,370

Ports facilities	1,240,570,701	——	——	——	——	——	——	2,240,660,704
Buildings	2,502,825,399	——	——	——	——	——	——	2,746,181,835
Electric utility plant in service	117,789,765,221	——	——	——	——	——	——	133,767,403,731
Transportation facilities	355,740,116	——	——	——	——	——	——	561,364,400
Others	1,764,545,247	——	——	——	——	——	——	1,928,081,700

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(12)	Fixed assets (Cont’d)

For the six months ended 30 June 2011, depreciation charge amounted to RMB5,786,792,491 (for the six months ended 30 June 2010: RMB5,101,949,859), in which depreciation charged to operations cost, general and administrative expenses and other operating expense amounted to RMB5,721,807,541, RMB17,973,048 and RMB24,449,055, respectively (for the six months ended 30 June 2010: depreciation charged to operations cost, general and administrative expenses and other operating expense amounted to RMB5,075,313,363, RMB11,132,965 and RMB5,665,411, respectively).

Please refer to note 5(28) for fixed assets that are secured to banks as at 30 June 2011 (31 December 2010: Nil).

Temporarily idle assets

As at 30 June 2011, the electric utility plant in service with the book value amounted to approximately RMB194,732 (original cost of RMB809,110) (31 December 2010: book value of RMB225,230 and original cost of RMB809,110) was temporarily idle. The analysis is as follows:

	Cost	Accumulated depreciation	Provision	Net book value

Electric utility plant in service	809,110	(614,378)	—	194,732

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(13)	Construction-in-progress

Project	31 December 2010	Additions from acquisition	Current period acquisition	Transfers to fixed assets during current period	Currency translation differences	Reclassified to held for sale assets	30 June 2011	Accumulated capitalized borrowing cost	Including: current period capitalized borrowing cost	Interest rate of borrowing cost capitalization during current period

Wafangdian Wind Power project	221,994,359	—	177,592,210	(399,426,954)	—	—	159,615	—	3,700,117	6.03%
Beijing Cogeneration Phase II project	272,639,359	—	317,515,521	—	—	—	590,154,880	41,626,707	25,777,004	5.35%
Huaneng Haimen Power Plant project	3,105,078,302	—	744,148,762	—	—	—	3,849,227,064	163,066,240	70,506,426	5.08%
Fuzhou Power Plant Phase III project	1,869,125,875	—	74,170	—	—	—	1,869,200,045	370,504,990	27,826,184	5.02%
Weihai Power Company Expansion project	1,555,483,238	—	55,514,797	(1,569,221,884)	—	—	41,776,151	—	—	—
Qingdao Port project	591,481,285	—	66,365,552	—	—	—	657,846,837	18,379,353	4,995,447	6.08%
Jinggangshan Power Plant Expansion project	308,092,383	—	23,337,757	(318,901,238)	—	—	12,528,902	—	—	—
Yueyang Power Company expansion project	3,509,087,759	—	286,825,831	(2,231,615,746)	—	—	1,564,297,844	138,303,364	29,751,050	5.46%
Zuoquan Coal-fired Power Company Phase I project	1,017,177,304	—	1,028,941,099	(22,864,967)	—	—	2,023,253,436	57,924,414	41,622,333	6.11%
Kangbao Wind Power Phase I project	331,772,419	—	41,196,823	—	—	—	372,969,242	3,744,272	—	—
Qinbei Power Expansion project	3,047,528,837	—	682,422,066	—	—	—	3,729,950,903	278,632,143	98,043,906	5.90%

Jiuquan Wind Power Qiaowan 2nd Plant	740,300,430	—	871,073,970	—	—	—	1,611,374,400	—	—	—
Jiuquan Wind Power Qiaowan Sanbei Plant	396,798,828	—	358,902,872	—	—	—	755,701,700	—	—	—
Jiuquan Wind Power Ganhekou 2nd Plant	989,018,912	—	627,669,888	—	—	—	1,616,688,800	—	—	—
Jinling Power Company project	3,465,514,235	—	460,038,227	(3,386,332,220)	—	—	539,220,242	—	—	—
SinoSing Power Tembusu Phase I project	516,766,173	—	311,768,194	—	14,625,050	—	843,159,417	—	—	—

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(13)	Construction-in-progress (Cont’d)

Project	31 December 2010	Additions from acquisition	Current year acquisition	Transfers to fixed assets during current year	Currency translation differences	Reclassified to held for sale assets	30 June 2011	Accumulated capitalized borrowing cost	Including: current year capitalized borrowing cost	Interest rate of borrowing cost capitalization during current year

SinoSing PowerCCP5 Project	204,374,159	—	575,715,808	—	8,666,360	—	788,756,327	—	—	—
Diandong Energy Coal Mining Project	—	2,902,394,581	158,911,628	—	—	—	3,061,306,209	533,453,530	75,662,450	5.47%
Yuwang Energy Coal Mining Project	—	415,283,180	40,690,701	—	—	—	455,973,881	27,934,334	8,390,288	6.14%
Xiangqi Hydropower Project	243,690,765	—	110,950,655	—	—	—	354,641,420	7,402,861	4,584,184	5.41%
Other projects	3,857,138,905	1,315,971,771	1,531,494,853	(1,330,015,116)	368,348	(360,671,840)	5,014,286,921	184,435,699	52,065,044	—

	26,243,063,527	4,633,649,532	8,471,151,384	(9,258,378,125)	23,659,758	(360,671,840)	29,752,474,236	1,825,407,907	442,924,433
Provision	—	(22,632,443)	—	—	—	—	(22,632,443)	—	—

	26,243,063,527	4,611,017,089	8,471,151,384	(9,258,378,125)	23,659,758	(360,671,840)	29,729,841,793	1,825,407,907	442,924,433

Source of financing of all projects above are funds borrowed from financial institutions and internal funds.

(14)	Construction materials

	30 June 2011	31 December 2010

Specialised materials and equipment	931,709,365	1,640,282,108
Prepayments for major equipment	3,139,547,246	4,362,138,507
Tools and spare parts	10,046,079	12,558,992

	4,081,302,690	6,014,979,607

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(15)	Intangible assets

	31 December 2010	Additions from acquisition	Current period additions	Reclassified to held for sale assets	Currency translation differences	30 June 2011

Total of original cost	8,765,374,185	3,050,213,421	11,405,479	(31,621,424)	127,448,383	11,922,820,044

Land use rights	4,251,604,528	406,999,859	1,812,200	(31,388,144)	25,189,074	4,654,217,517
Power generation licence	4,105,518,200	—	—	—	100,410,400	4,205,928,600
Mnining rights	—	1,922,655,500	—	—	—	1,922,655,500
Others	408,251,457	720,558,062	9,593,279	(233,280)	1,848,909	1,140,018,427

Total of accumulated amortization	999,326,384	27,476,035	81,530,830	(1,845,854)	7,367,138	1,113,854,533

Land use rights	895,670,816	9,817,075	53,261,453	(1,790,652)	6,951,936	963,910,628
Power generation licence	—	—	—	—	—	„
Mining rights	—	—	—	—	—	„
Others	103,655,568	17,658,960	28,269,377	(55,202)	415,202	149,943,905

Total of book value	7,766,047,801	—	—	—	—	10,808,965,511

Land use rights	3,355,933,712	—	—	—	—	3,690,306,889
Power generation licence	4,105,518,200	—	—	—	—	4,205,928,600

Mining rights	—	—	—	—	—	1,922,655,500
Others	304,595,889	—	—	—	—	990,074,522

Total of impairment provision	258,830,459	—	—	—	6,330,327	265,160,786

Land use rights	234,422,591	—	—	—	5,733,373	240,155,964
Power generation licence	—	—	—	—	—	—
Mining rights	—	—	—	—	—	—
Others	24,407,868	—	—	—	596,954	25,004,822

Total of net book value	7,507,217,342	—	—	—	—	10,543,804,725

Land use rights	3,121,511,121	—	—	—	—	3,450,150,925
Power generation licence	4,105,518,200	—	—	—	—	4,205,928,600
Mining rights	—	—	—	—	—	1,922,655,500
Others	280,188,021	—	—	—	—	965,069,700

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(15)	Intangible assets (Cont’d)

As at 30 June 2011, a long-term loan of RMB 15 million of Luoyuanwan Pier is secured by land use rights with net book value amounting to RMB34,360,263; a long-term loan of RMB 87 million of Luoyuanwan Harbour is secured by territorial waters use right with net book value amounting to RMB87,271,648 (As at 31 December 2010, Qingdao Port, a subsidiary of the Company used land use right with net book value amounting to RMB28,306,601 as collateral against long term loan of RMB30 million.) (Note 5(28)(b)).

The Company acquired the power generation licence as part of the business combination with Tuas Power. As the power generation licence is expected to be renewed without significant restriction and cost, with the consideration of related future cash flows generated and the expected continuous operations of management, such a power generation licence is considered to have indefinite useful life.

(16)	Goodwill

	31 December 2010	Current period additions	Reclassified to held for sale assets	Currency translation differences	30 June 2011

Goodwill	12,083,452,731	1,999,521,697	(34,330,749)	278,577,634	14,327,221,313
Less: impairment provision	(127,913,041)	(31,936,307)	31,936,307	—	(127,913,041)

	11,955,539,690	1,967,585,390	(2,394,442)	278,577,634	14,199,308,272

As at 30 June 2011, goodwill of the Company and its subsidiaries is derived from business combination not involving entities under common control (Note 4(3)).

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(17)	Deferred income tax assets and liabilities

(a)	Deferred income tax assets before offsetting

	30 June 2011		31 December 2010
	Amount	Deductible temporary difference and deductible losses	Amount	Deductible temporary difference and deductible losses

Provision for assets impairment	207,968,704	863,088,918	210,996,174	874,084,871
Fixed assets depreciation	157,365,895	787,322,627	65,143,125	266,134,974
Accrued expenses	111,066,060	447,219,554	158,587,538	638,005,944
Tax refund on purchase of domestically-manufactured equipment	341,663,253	1,411,671,270	352,474,786	1,456,385,671
Deductible tax losses	205,597,746	838,312,015	167,303,994	674,028,294
Derivative financial instruments-fair value change	35,845,481	164,105,280	20,539,561	82,158,243
Others	184,571,349	657,320,609	193,074,389	684,336,861

	1,244,078,488	5,169,040,273	1,168,119,567	4,675,134,858

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(17)	Deferred income tax assets and liabilities (Cont’d)

(b)	Deferred income tax liabilities before offsetting

	30 June 2011		31 December 2010
	Amount	Taxable temporary difference	Amount	Taxable temporary difference

Fixed assets depreciation	993,004,084	5,817,439,844	810,999,510	4,638,327,691
Intangible assets	1,087,842,992	6,273,347,752	788,718,142	4,573,670,928
Available-for-sale financial assets fair value change	236,361,936	945,447,746	259,542,315	1,038,169,256
Derivative financial instruments-fair value change	—	—	20,574,705	121,027,678
Others	25,844,864	103,378,678	26,818,215	93,929,491

	2,343,053,876	13,139,614,020	1,906,652,887	10,465,125,044

(c)	As at 30 June 2011, deductible tax losses of the Company and its subsidiaries with no deferred income tax assets recognized amounted to RMB3,215,823,001 (31 December 2010: RMB2,294,483,309).

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(17)	Deferred income tax assets and liabilities (Cont’d)

(d)	Maturity analysis of the above deductible tax losses with no deferred income tax assets recognized are as follows:

	30 June 2011	31 December 2010

2012	2,432,119	2,432,119
2013	823,244,908	823,244,908
2014	620,408,241	513,993,693
2015	1,104,901,785	954,812,589
2016	664,835,948	—

	3,215,823,001	2,294,483,309

(e)	The offset amounts of deferred income tax assets and deferred income tax liabilities:

	30 June 2011	31 December 2010

Deferred income tax assets	434,989,127	300,936,724
Deferred income tax liabilities	(434,989,127)	(300,936,724)

The net balance of deferred income tax assets and deferred income tax liabilities after offsetting are as follows:

	30 June 2011		31 December 2010
	Net balance	Deductible/ Taxable temporary difference after offsetting	Net balance	Deductible/ Taxable temporary difference after offsetting

Deferred income tax assets	809,089,361	3,226,993,813	867,182,843	3,436,980,341
Deferred income tax liabilities	1,908,064,749	11,197,567,560	1,605,716,163	9,239,646,136

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(18)	Provision for assets impairment

				Current period deductions

	31 December 2010	Acquisition additions	Current period additions	Reversal	Write off	Reclassified to held for sale	Currency translation differences	30 June 2011

Provision for doubtful debts	196,266,230	4,591,627	390,230	—	(211,161)	—	(495,399)	200,541,527

Including: Provision for doubtful accounts receivable	154,190,526	3,237,034	390,230	—	(211,161)	—	(495,399)	157,111,230
Provision for doubtful other
receivables	42,075,704	1,354,593	—	—	—	—	—	43,430,297

Provision for inventories	194,487,621	—	2,512,833	(870)	(2,369,866)	—	3,031,105	197,660,823
Impairment provision for long- term equity investments	6,088,243	—	—	—	—	—	—	6,088,243
Impairment provision for fixed assets	4,606,508,476	23,240,282	—	—	(46,421,659)	—	97,055,827	4,680,382,926
Impairment provision for construction-in-progress	—	22,632,443	—	—	—	—	—	22,632,443
Impairment provision for intangible assets	258,830,459	—	—	—	—	—	6,330,327	265,160,786
Impairment provision for goodwill	127,913,041	—	31,936,307	—	—	(31,936,307)	—	127,913,041

	5,390,094,070	50,464,352	34,839,370	(870)	(49,002,686)	(31,936,307)	105,921,860	5,500,379,789

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(19)	Short-term loans

		30 June 2011			31 December 2010
		Original currency amount	Exchange rate	RMB equivalent	Original currency amount	Exchange rate	RMB equivalent

Credit loans	— RMB	47,081,418,000	1	47,081,418,000	40,649,000,000	1	40,649,000,000
	— SGD	7,400,000	5.2443	38,807,820	—	—	—
Guaranteed loans(a)
— Pledge	— RMB	2,942,195,429	1	2,942,195,429	1,389,449,751	1	1,389,449,751
— Guarantee	— RMB	1,999,726,027	1	1,999,726,027	1,998,734,247	1	1,998,734,247
— Discounted
notes	— RMB	83,980,000	1	83,980,000	10,000,000	1	10,000,000

				52,146,127,276			44,047,183,998

As at 30 June 2011, the guaranteed short-term loans include:

Bank loans of RMB83,980,000 (31 December 2010: RMB10,000,000) represented the discounted notes receivable with recourse. As these notes receivable were yet to be mature, the proceeds received were recorded as short-term loans (Note 5(3)).

As at 30 June 2011, pledged bank loans of RMB2,942,195,429 were secured by accounts receivable of the Company with book value amounting to RMB3,151,613,481 (31 December 2010: pledged bank loans of RMB1,389,449,751 were secured by accounts receivable of the Company with book value amounting to RMB1,513,050,207) (Note 5(4)).

As at 30 June 2011, bank loan of RMB1,999,726,027 was secured by Beijing Branch of Industrial and Commercial Bank of China (31 December 2010: RMB1,998,734,247).

As at 30 June 2011, short-term loans of RMB805,000,000 were borrowed from Huaneng Finance, with annual interest rates ranging from 4.78% to 6.31% for the six months ended 30 June 2011 (31 December 2010: RMB605,000,000, with annual interest rate of 4.78% for the six months ended 30 June 2010) (Note 7(5)).

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(19)	Short-term loans (Cont’d)

As at 30 June 2011, short-term loans of RMB5,000,000,000 were borrowed from Huaneng Guicheng Trust Co., Ltd. ("Huaneng Guicheng Trust"), with annual interest rates ranging from 4.56% to 6.31% for the six months ended 30 June 2011 (31 December 2010: RMB3,180,000,000, with annual interest rates ranging from 4.35% to 4.51% for the six months ended 30 June 2010) (Note 7(5)).

For the six months ended 30 June 2011, annual interest rates of RMB credit loans ranged from 4.35% to 6.93% (For the six months ended 30 June 2010: 3.79% to 4.78%); annual interest rates of SGD credit loans was 1.36% (For the six months ended 30 June 2010: 1.73% to 1.84%); annual interest rates of discounted notes loans ranged from 4.32% to 7.16% (For the six months ended 30 June 2010: 2.40% to 4.78%); annual interest rate of pledged short-term loans ranged from 4.13% to 6.31% (For the six months ended 30 June 2010: 3.89%), and annual interest rate of guaranteed loan was 4% (For the six months ended 30 June 2010: Nil).

(20)	Notes payable

	30 June 2011	31 December 2010

Banking notes payable	80,129,205	40,351,966
Commercial notes payable	63,490,000	35,000,000

	143,619,205	75,351,966

As at 30 June 2011, banking notes receivable of RMB12,000,000 million and bank deposit of RMB 5,000,000 were secured as collateral against notes payables of RMB14,000,000 (31 December 2010: banking notes receivable of RMB10 million was secured as collateral against notes payables of RMB7,243,500) (Note 5(3)).

As at 30 June 2011 and 31 December 2010, all the notes payable of the Company and its subsidiaries were expected to be due within one year.

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(21)	Accounts payable

Accounts payable mainly represents the amounts due to coal suppliers. As at 30 June 2011 and 31 December 2010, there was no accounts payable to any shareholder who held 5% or more of the equity interest in the Company.

The ageing analysis of accounts payables are as follows:

	30 June 2011	31 December 2010

Within 1 year	7,706,213,628	5,282,207,442
1–2 years	143,676,640	26,702,632
2–3 years	8,641,408	1,583,310
3–4 years	4,903,603	28,237,258

4–5 years	1,229,649	295,917
Over 5 years	1,043,855	765,913

	7,865,708,783	5,339,792,472

(22)	Salary and welfare payable

	30 June 2011	31 December 2010

Salary, bonus, allowance and subsidy	84,059,617	105,465,765
Welfare, award and welfare fund	73,296,433	87,523,342
Social insurance	15,827,331	4,797,507
Housing fund	8,121,745	14,423,785
Labor union fee and employee education fee	42,077,042	25,642,836
Employment termination compensation	29,345,230	33,208,385

	252,727,398	271,061,620

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(23)	Taxes payable

	30 June 2011	31 December 2010

EIT payable	400,419,036	280,917,052
Deductible VAT payable	(2,043,262,360)	(2,427,947,144)
Others	194,091,315	129,682,853

	(1,448,752,009)	(2,017,347,239)

(24)	Dividends payable

	30 June 2011	31 December 2010

Gemeng International Energy Co., Ltd.	20,733,907	20,733,907
State Grid Energy Fuel Co., Ltd.*	37,000,000	41,215,066
Shangdong Longkou Hualong Industry Co., Ltd.	7,922,680	7,922,680
Weihai Zhenghua Investment Management Co., Ltd.	7,922,680	7,922,680
Weihai Sea Transportation Co., Ltd.	1,886,352	1,886,353
Beijing Jingneng International Energy Co., Ltd.	48,466,400	—
China Huaneng Group Hong Kong Limited	35,637,100	—
Hunan Xiangtou International Investment Co., Ltd.	7,078,689	—

	166,647,808	79,680,686

*	State Grid Energy Fuel Co., Ltd. was formerly known as Shandong Guangyu Energy Co., Ltd.

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(25)	Other payables

(a)	The breakdown of other payables is as follows:

	30 June 2011	31 December 2010

Payables to contractors	5,222,689,471	4,294,740,299
Payables for purchases of equipment	4,461,900,886	4,323,906,042
Quality warranty	1,615,744,704	1,504,310,853
Payables for purchases of materials	281,754,631	277,195,218
Accrued expenses	102,034,101	108,211,671
Construction bonus paybles	59,768,442	53,341,193
Payables of housing maintenance funds	33,122,383	38,696,046
Payables of pollutants discharge fees	11,818,594	17,198,548
Payables to Shandong Luneng Development Corporation Co., Ltd. ("Luneng Development")	33,893,735	277,043,488
Payable for subsidiary acquisitions	1,765,863,340	309,110,505
Payable for port construction charge	66,590,227	35,443,972
Security deposits	95,265,206	1,386,563
Others	1,350,383,577	996,550,785

15,100,829,297	12,237,135,183

As at 30 June 2011, there were no other payables due to shareholders who held 5% or more of the equity interest in the Company except payables to Huaneng International Power Development Corporation ("HIPDC") of RMB67,063,522 and payables to Huaneng Group of RMB462,593 (31 December 2010: payable to HIPDC of RMB33,844,343, payable to Huaneng Group of RMB468,093) mentioned above.

Please refer to Note 7 for related party balances.

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(25)	Other payables (Cont’d)

(b)	The ageing analysis of other payables are as follows:

	30 June 2011	31 December 2010

Within 1 year	11,221,170,181	9,785,601,696
1-2 years	2,522,674,459	1,468,431,106
2-3 years	781,913,120	636,818,566
3-4 years	266,904,698	78,414,273
4-5 years	44,877,273	40,445,093
Over 5 years	263,289,566	227,424,449

	15,100,829,297	12,237,135,183

(26)	Current portion of non-current liabilities

All the current portion of non-current liabilities of the Company and its subsidiaries are current portion of long-term loans, the breakdown is as follows:

	30 June 2011	31 December 2010

Guaranteed loans	1,401,027,272	1,020,757,803

Credit loans	15,387,280,651	12,761,792,235

	16,788,307,923	13,782,550,038

Please refer to Note 5 (28) for details of current portion of non-current liabilities.

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(27)	Other current liabilities

Other current liabilities are mainly short-term bonds payable. The Company issued unsecured short-term bonds amounting to RMB5 billion on 13 January 2011. The bonds are denominated in RMB and issued at face value and will mature in 365 days from the issuance date, with annual coupon rate of 3.95% and effective interest rate of 4.37%. As at 30 June 2011, interest payables for these bonds above amounted to approximately RMB91.99 million.

The Company issued RMB5 billion respectively (total: RMB10 billion) of unsecured short-term bonds with coupon rate of 2.55% and 3.20% per annum on 24 March 2010 and 2 July 2010. These bonds are denominated in RMB, issued at par and will mature in 270 days and 365 days from their issuance date using the effective annual interest rate of approximately 3.11% and 3.61%. As at 30 June 2011, the above-mentioned bonds were repaid on time with no interest payable outstanding (31 December 2010: interest payable on the above-mentioned bonds amounted to approximately RMB80.22 million).

As at 30 June 2011, other current liabilities included non-current liabilities of RMB192,222,403 of Jilin Biological Power (31 December 2010: Nil) (Note 5(8)), in which there is RMB189,053,500 was secured by Shandong Luneng Group Co., Ltd. ("Shandong Luneng Group") (31 December 2010: Nil).

(28)	Long-term loans

Long-term loans (all were credit loans unless otherwise stated) comprised of:

	30 June 2011	31 December 2010

Long-term loans from ultimate parent company (a)	800,000,000	800,000,000
Long-term bank loans (b)	85,344,399,812	70,884,019,762
Other long-term loans (c)	7,565,136,810	7,283,432,778

	93,709,536,622	78,967,452,540
Less: current portion of long-term loans	(16,788,307,923)	(13,782,550,038)

	76,921,228,699	65,184,902,502
dfasf

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(28)	Long-term loans (Cont’d)

(a)	Long-term loans from ultimate parent company

As at 30 June 2011, detailed information of the long-term loans from ultimate parent company is as follows:

Lender	30 June 2011	Terms of loan	Annual interest rate	Current portion	Terms

RMB loans
Entrusted loans from Huaneng Group through Huaneng Finance	200,000,000	2004–2013	4.05%	—	Credit
Entrusted loans from Huaneng Group through Huaneng Finance	600,000,000	2004–2013	4.60%	—	Credit

	800,000,000			—

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(28)	Long-term loans (Cont’d)

(b)	Long-term bank loans

The breakdown of long-term bank loans (including the current portion) is as follows:

	30 June 2011
	Original currency amount	Exchange rate	RMB equivalent	Less: current portion	Long-term portion	Annual interest rate

Credit loans
— RMB loans	47,390,190,000	1	47,390,190,000	(11,199,490,000)	36,190,700,000	3.51%-6.80%
— USD loans	750,950,232	6.4716	4,859,849,521	(407,969,664)	4,451,879,857	1.40%-1.46%
— EUR loans	42,319,055	9.3612	396,157,140	(49,820,987)	346,336,153	2.00%
Guaranteed loans*
— RMB loans	15,652,946,500	1	15,652,946,500	(548,446,500)	15,104,500,000	5.00%-6.80%
— USD loans	108,828,648	6.4716	704,295,479	(467,537,843)	236,757,636	0.51%-6.60%
— SGD loans	3,029,807,847	5.2443	15,889,221,292	(347,397,939)	15,541,823,353	1.94%-2.15%
— EUR loans	48,256,621	9.3612	451,739,880	(37,644,990)	414,094,890	2.15%

			85,344,399,812	(13,058,307,923)	72,286,091,889

*
Bank loans amounting to approximately RMB2,328 million and RMB828 million (31 December 2010: approximately RMB2,552 million and RMB946 million) were guaranteed by HIPDC and Huaneng Group, respectively (see Note 7).

As at 30 June 2011, bank loans borrowed by an overseas subsidiary of the Company amounting to RMB15.889 billion (31 December 2010: RMB15.653 billion) were guaranteed by the Company (see Note 8).

As at 30 June 2011, a long-term loan of RMB 87 million is secured by territorial waters use right of Luoyuanwan Harbour, a subsidiary of the Company, with net book value amounting to RMB87,271,648; a long-term loan of RMB 15 million is secured by land use right of Luoyuanwan Pier, a subsidiary of the Company, with net book value of RMB34,360,263 (Note 5(15)) and certain fixed assets (Note 5(12)). A long-term loan of RMB187 million is secured by 4# berth of Luoyuanwan Harbour (Note 5(12)), and long-term loans of RMB 13.301 billion are secured by tariff collection rights of Diandong Energy and Yuwang Energy, subsidiaries of the Company (Note 5(4)).

As at 31 December 2010, a long-term loan of RMB 30 million was secured by land use rights of Qingdao Port, a subsidiary of the Company, amounted to RMB28,306,601 as collateral (Note 5(15)).

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(28)	Long-term loans (Cont’d)

(c)	Other long-term loans

The breakdown of other long-term loans (including the current portion) is as follows:

	30 June 2011
	Original currency amount	Exchange rate	RMB equivalent

RMB loans	7,530,000,000	1	7,530,000,000
SGD loans	6,700,000	5.2443	35,136,810

			7,565,136,810
Less: current portion of other long-term loans			(3,730,000,000)

			3,835,136,810

As at 30 June 2011, breakdown of other long-term loans is as follows:

	30 June 2011	Terms of Loan	Annual interest rate	Current portion	Terms

RMB loan	7,530,000,000	2008–2012	4.20%–6.40%	(3,730,000,000)	Credit loan
SGD loan	35,136,810	2006–2021	4.25%	—	Credit loan

	7,565,136,810			(3,730,000,000)

As at 30 June 2011, the balance of other long-term loans that drawn from Huaneng Finance amounted to approximately RMB230 million (31 December 2010: approximately RMB230 million) (Note 7).

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(29)	Bonds payable

	30 June 2011	31 December 2010

Phase I Corporate Bonds, 2007 (5 years)	994,029,473	991,966,186
Phase I Corporate Bonds, 2007 (7 years)	1,682,652,477	1,680,276,790
Phase I Corporate Bonds, 2007 (10 years)	3,255,930,921	3,252,948,240
Phase I Corporate Bonds, 2008	3,950,652,974	3,947,711,494
Phase I Medium-term Note, 2009	3,964,027,323	3,958,247,391

	13,847,293,168	13,831,150,101

Bond information is as follows:

	Face value	Issue date	Maturity	Issue amount	Coupon rate

Phase I Corporate Bonds, 2007 (5 years)	1,000,000,000	December 2007	5 years	1,000,000,000	5.67%
Phase I Corporate Bonds, 2007 (7 years)	1,700,000,000	December 2007	7 years	1,700,000,000	5.75%
Phase I Corporate Bonds, 2007 (10 years)	3,300,000,000	December 2007	10 years	3,300,000,000	5.90%
Phase I Corporate Bonds, 2008	4,000,000,000	May 2008	10 years	4,000,000,000	5.20%
Phase I Medium-term Note, 2009	4,000,000,000	May 2009	5 years	4,000,000,000	3.72%

Interest payable for the bonds is as follow:

	30 June 2011	31 December 2010

Phase I Corporate Bonds, 2007	181,364,028	6,789,028
Phase I Corporate Bonds, 2008	30,193,548	134,193,548
Phase I Medium-term Note, 2009	19,108,197	94,172,055

Total	230,665,773	235,154,631

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(30)	Other non-current liabilities

	30 June 2011	31 December 2010

Environmental subsidies	499,832,469	509,923,168
VAT refund on domestic equipment purchase	1,560,120,667	1,620,954,013
Other	110,710,540	103,263,246

	2,170,663,676	2,234,140,427

(31)	Share capital

	30 June 2011	31 December 2010

Shares with lock-up limitation
State-owned shares	500,000,000	1,555,124,549
State-owned legal person shares	225,666,606	5,292,328,724
Domestic non-state-owned legalperson shares	774,333,394	774,333,394

	1,500,000,000	7,621,786,667

Shares without lock-up limitation
Domestic shares	9,000,000,000	2,878,213,333
Overseas listed shares	3,555,383,440	3,555,383,440

	12,555,383,440	6,433,596,773

	14,055,383,440	14,055,383,440

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(32)	Capital surplus

	30 June 2011	31 December 2010

Share premium	16,659,298,585	16,659,298,585
Other capital surplus-
Changes in fair value of available-for-sale financial assets	531,444,488	601,698,248
Cash flow hedge	(154,170,444)	15,666,784
Others	468,211,289	469,535,452

	845,485,333	1,086,900,484

	17,504,783,918	17,746,199,069

(33)	Surplus reserves

	30 June 2011	31 December 2010

Statutory surplus reserve	6,972,472,472	6,972,472,472
Discretionary surplus reserve	32,402,689	32,402,689

	7,004,875,161	7,004,875,161

According to the Company Law of the PRC, the Company’s articles of association and board resolutions, the Company appropriates 10% of each year’s net profit to the statutory surplus reserve until such a reserve reaches 50% of the registered share capital when the Company can opt out. Upon the approval from relevant authorities, this reserve can be used to make up any losses incurred or to increase share capital. Except for offsetting against losses, this reserve cannot fall below 25% of the registered share capital after being used to increase share capital.

(34)	Undistributed profits

On 17 May 2011, after approval from the annual general meeting of the shareholders, the Company declared 2010 final dividend of RMB0.20 (2009: RMB0.21) per ordinary share, and the Company made dividend payments of approximately RMB2,807,083,860 for the six months ended 30 June 2011 (2009: RMB2,529,380,987).

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(35)	Minority interests

Minority interests attributable to the minority shareholders of the subsidiaries are:

	30 June 2011	31 December 2010

Weihai Power Company	525,025,555	496,897,292
Huaiyin II Power Company	231,398,035	254,317,556
Taicang Power Company	225,560,663	217,036,473
Taicang II Power Company	296,951,831	267,633,627
Qinbei Power Company	629,954,566	623,663,846
Yushe Power Company	(147,217,732)	(91,768,170)
Xindian II Power Company	(18,447,328)	(10,863,278)
Yueyang Power Company	454,938,239	488,598,681
Luohuang Power Company	893,475,076	896,630,533
Shanghai Combined Cycle Power Company	276,986,799	251,961,758
Pingliang Power Company	243,715,645	295,560,996
Jinling Power Company	997,540,655	937,524,096
Subsidiaries of SinoSing Power	39,206,537	38,846,115
Shidongkou Power Company	495,780,960	495,033,126
Nantong Power Company	234,000,000	234,000,000
Yingkou Port	360,523,670	364,315,532
Beijing Cogeneration	1,249,530,992	1,218,251,684
Qidong Wind Power	93,949,322	96,916,771
Yangliuqing Power Company	637,307,287	653,840,712
Kaifeng Xinli	33,073,114	34,179,982
Zuoquan Cogeneration	96,000,000	96,000,000
Sea Transportation Company	106,534,250	106,819,515
Rudong Wind Power	2,550,000	2,550,000
Luoyuanwan Pier	67,710,738	—

	8,026,048,874	7,967,946,847

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(36)	Operating revenue and operating cost

	For the six months ended 30 June 2011		For the six months ended 30 June 2010
	Revenue	Cost	Revenue	Cost

Principal operations	63,203,340,936	57,024,167,876	48,400,906,368	42,926,806,864
Other operations	850,804,843	724,082,468	452,952,177	360,159,122

	64,054,145,779	57,748,250,344	48,853,858,545	43,286,965,986

The principal operations of the Company and its subsidiaries are mainly sales of power and heat, port and transportation service.

Details of the other operating revenue and cost categorized by industries are as follows:

	For the six months ended 30 June 2011		For the six months ended 30 June 2010
	Other operating revenue	Other operating cost	Other operating revenue	Other operating cost

Sales of fuels	433,973,040	420,030,685	357,431,474	328,962,994
Others	416,831,803	304,051,783	95,520,703	31,196,128

	850,804,843	724,082,468	452,952,177	360,159,122

(37)	Tax and levies on operations

	For the six months ended 30 June 2011	For the six months ended 30 June 2010

City construction tax	93,845,620	25,349,728
Education surcharge	70,574,762	18,615,532

Others	53,578,422	18,021,193

	217,998,804	61,986,453

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(38)	General and administrative expenses

	For the six months ended 30 June 2011	For the six months ended 30 June 2010

Salary, social insurance and employee education funds	670,311,649	722,057,162
Depreciation and amortization expense	94,954,917	77,469,240
Tax and other levies	251,327,723	217,410,176
Technology consulting and intermediary charges	47,951,479	47,559,954
Others	264,212,239	214,976,474

	1,328,758,007	1,279,473,006

(39)	Financial expenses, net

	For the six months ended 30 June 2011	For the six months ended 30 June 2010

Interest expense	3,511,077,037	2,498,136,130

Including: Interest expense on borrowings	3,508,742,585	2,495,532,374
Interest expense on notes discounts	2,334,452	2,603,756

Less: Interest income	(84,089,679)	(26,825,760)
Foreign currency exchange losses	230,498,625	1,345,479
Less: Foreign currency exchange gains	(94,332,617)	(208,179,248)

Others	40,100,731	18,111,712

	3,603,254,097	2,282,588,313

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(40)	Investment income

	For the six months ended 30 June 2011	For the six months ended 30 June 2010

Shares of net profit of investees accounted for under equity method	329,274,247	370,767,037
Gains from available-for-sale financial assets	65,881,208	63,577,766
Investment income/(loss) from derivative financial instruments	12,433,847	(8,561,138)

	407,589,302	425,783,665

(41)	Non-operating income

	For the six months ended 30 June 2011	For the six months ended 30 June 2010	Amount recorded into non-recurring profit and loss of the six months ended 30 June 2011

Gains on fixed assets disposal	1,286,215	9,377,795	1,286,215
Government subsidies	103,496,582	186,368,070	102,835,782
Other	146,920,149	29,610,609	146,920,149

	251,702,946	225,356,474	251,042,146

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(42)	Non-operating expenses

	For the six months ended 30 June 2011	For the six months ended 30 June 2010	Amount recorded into non-recurring profit and loss of the six months ended 30 June 2011

Losses on fixed assets disposal	13,625,473	781,373	13,625,473
Donations	1,548,057	1,378,188	1,548,057
Losses caused by natural calamities	5,640,170	8,648,877	5,640,170
Other	16,293,849	10,164,010	16,293,849

	37,107,549	20,972,448	37,107,549

(43)	Income tax expense

	For the six months ended 30 June 2011	For the six months ended 30 June 2010

Current income tax	520,985,449	497,431,307
Deferred income tax	9,476,784	(39,966,667)

	530,462,233	457,464,640

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(43)	Income tax expense (Cont’d)

Reconciliation from income tax expense calculated based on applicable income tax rate and profit before taxation in consolidated income statements to income tax expense is as follows:

	For the six months ended 30 June 2011	For the six months ended 30 June 2010

Profit before taxation	1,738,390,751	2,585,121,031

Income tax expense calculated based on applicable income tax rate	382,386,084	551,172,479
Impact of the difference of tax rates	574,184	(15,942,885)
Non-taxable income	(87,737,580)	(106,284,173)
Non-deductible costs, expenses and losses	85,170,730	83,287,480
Deductible tax loss without recognition of deferred income tax assets in the current period	154,216,797	84,294,212
Impact of income tax deduction due to purchase ofdomestically-manufactured equipment	(4,147,982)	(139,062,473)

Income tax expense	530,462,233	457,464,640

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(44)	Earnings per share

Basic earnings per share

The basic earnings per share is calculated by dividing the consolidated net profit attributable to the shareholders of the Company by the weighted average number of the Company’s outstanding ordinary shares during the year:

	For the six months ended 30 June 2011	For the six months ended 30 June 2010

Consolidated net profit attributable to shareholders of the Company	1,178,723,810	2,025,963,723
Weighted average number of the Company’s outstanding ordinary shares	14,055,383,440	12,055,383,440

Basic earnings per share	0.08	0.17

Including:
Continuing operation basic earnings per share	0.08	0.17
Discontinuing operation basic earnings per share	—	—

For the six months ended 30 June 2011, as there were no potential dilutive ordinary shares (For the six months ended 30 June 2010: Nil), both the basic earnings per share and the diluted earnings per share were the same.

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(45)	Other comprehensive loss

	For the six months ended 30 June 2011	For the six months ended 30 June 2010

Available-for-sale financial assets
— Loss in current period	(92,721,510)	(212,962,421)
Less: Income tax impact	23,180,378	53,240,605

Subtotal	(69,541,132)	(159,721,816)

Shares in investees’ other comprehensive loss under equity method	(2,274,335)	(35,524,406)
Less: Income tax impact	237,543	8,440,922

Subtotal	(2,036,792)	(27,083,484)

Hedging instruments of cash flow hedge gain/(loss)	168,741,712	(458,065,113)

Less: Transfer from other comprehensive income
recorded in prior period to the income
statements in current period	(408,586,622)	(11,187,364)
Less: Income tax impact	70,007,683	91,566,805

Subtotal	(169,837,227)	(377,685,672)

Currency translation differences	229,462,564	(37,804,463)

Total	(11,952,587)	(602,295,435)

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(46)	Notes to the cash flow statement

(a)	Other cash received relating to operating activities

	For the six months ended 30 June 2011	For the six months ended 30 June 2010

Subsidy income	164,577,762	257,507,880
Interest income	84,740,177	20,738,579
Other	167,953,229	30,326,859

	417,271,168	308,573,318

(b)	Other cash paid relating to operating activities

	For the six months ended 30 June 2011	For the six months ended 30 June 2010

Pollutants discharge fees paid	276,081,801	270,328,393

Other	304,593,564	195,248,509

	580,675,365	465,576,902

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(47)	Supplementary information on cash flow statement

(a)	Supplementary information on cash flow statement

Reconciliation of net profit to cash flows from operating activities

	For the six months ended 30 June 2011	For the six months ended 30 June 2010

Net profit	1,207,928,518	2,127,656,391
Add: Provision/ (Reversal) for assets impairment	34,838,500	(1,682,635)
Depreciation of fixed assets	5,764,229,644	5,092,111,739
Amortization of intangible assets	73,840,678	63,631,095
Amortization of long-term deferred expenses	14,628,616	14,111,841
Loss/(Gain) on disposal of fixed assets and intangible assets	12,339,258	(8,596,422)
Loss/(Gain) on changes in fair value	1,440,530	(12,139,878)
Financial expenses	3,668,887,203	2,305,245,803
Investment income	(395,155,455)	(434,344,803)
Amortization of deferred income	(88,066,502)	(83,717,466)
Decrease/(Increase) in deferred income tax assets	58,171,057	(165,798,759)
(Decrease)/Increase in deferred income tax liabilities	(48,694,273)	125,832,092
Increase in inventories	(1,318,452,189)	(1,130,069,465)
Increase in operating receivable items	(2,844,573,078)	(1,217,103,322)
Increase in operating payable items	3,156,694,453	2,363,828,071

Net cash flows generated from operating activities	9,298,056,960	9,038,964,282

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(47)	Supplementary information on cash flow statement (Cont’d)

(b)	Cash paid to acquire subsidiaries and other operating units

	For the six months ended 30 June 2011	For the six months ended 30 June 2010

Consideration of acquiring subsidiaries and other operating units	7,737,326,500	—
Plus: Payments for unpaid considerations in 2010	88,734,540	—
Less: Cash and cash equivalents held by
subsidiaries and other operating units	(297,131,862)	—
Less: Prepaid considerations in 2010	(3,834,773,515)	—
Less: Unpaid considerations	(1,545,487,375)	—

Cash paid to acquire subsidiaries and other operating units	2,148,668,288	—

(c)	Cash and cash equivalents

	30 June 2011	31 December 2010

Cash —
Cash on hand	1,864,460	2,345,857
Cash in bank	11,994,367,672	9,545,562,339

Subtotal	11,996,232,132	9,547,908,196
Less: restricted cash*	(158,612,030)	(121,470,685)

Cash and cash equivalents at end ofthe year	11,837,620,102	9,426,437,511

*	Restricted cash is mainly deposits for letter of credit deposit.

6.	SEGMENT REPORTING

Directors and certain senior management of the Company perform the function as chief operating decision makers (collectively referred to as the "senior management"). The senior management reviews the internal reporting of the Company and its subsidiaries in order to assess performance and allocate resources. The Company has determined the operating segments based on these reports. For the six months ended 30 June 2010, the operating segments of the Company included power segment and all other segments. Considering the developments of Singapore operations in late 2010, including the commencement of construction of a new generator, the Company expected a continuous increase in significance of the Singapore operations. Hence, the internal reporting was restructured and the Company grouped operating segments into PRC power segment, Singapore segment and all other segments (mainly including port and transportation operations). Therefore, comparative figures for the six months ended 30 June 2010 were restated.

Senior management assesses the performance of the operating segments based on a measure of profit / (loss) before income tax expense in related periods excluding dividend income received from available-for-sale financial assets and operating results of those centrally managed and resource allocation functions in headquarters.

Segment assets exclude prepaid income tax, deferred income tax assets, available-for-sale financial assets, and assets related to those centrally managed and resource allocation functions in headquarters that are not attributable to any operating segment ("corporate assets"). Segment liabilities exclude current income tax liabilities, deferred income tax liabilities and liabilities related to those centrally managed and resource allocation functions in headquarters that are not attributable to any operating segment ("corporate liabilities"). These are part of the reconciliation to total balance sheet assets and liabilities.

All sales among the operating segments were performed at market price or close to market price and have been eliminated as internal transactions when preparing the consolidated financial statements.

6.	SEGMENT REPORTING (CONT’D)

	PRC Power Segment	Singapore Segment	All other segments	Total

For the six months ended 30 June 2011
Total revenue	53,643,503,910	10,208,271,704	316,974,966	64,168,750,580
Inter-segment revenue	—	—	(114,604,801)	(114,604,801)

Revenue from external customers	53,643,503,910	10,208,271,704	202,370,165	64,054,145,779

Segment results	897,660,877	854,357,302	3,039,385	1,755,057,564

Interest income	45,031,962	38,816,155	241,562	84,089,679
Interest expense	(3,113,072,800)	(240,714,818)	(42,303,563)	(3,396,091,181)
Depreciation and amortization	(5,459,792,490)	(306,688,906)	(70,778,110)	(5,837,259,506)
Net loss on disposal of fixed assets	(12,339,424)	—	(335)	(12,339,759)
Share of profits of jointly controlled entities and associates	272,341,306	—	15,597,546	287,938,852
Income tax expense	(380,326,461)	(148,592,007)	(1,543,765)	(530,462,233)

For the six months ended 30 June 2010
Total revenue	41,492,401,111	7,257,017,898	203,814,728	48,953,233,737
Inter-segment revenue	—	—	(99,375,192)	(99,375,192)

Revenue from external customers	41,492,401,111	7,257,017,898	104,439,536	48,853,858,545

Segment results	2,192,786,070	447,254,125	50,146	2,640,090,341

Interest income	20,032,358	6,689,234	104,168	26,825,760
Interest expense	(2,169,989,302)	(184,947,407)	(19,683,225)	(2,374,619,934)
Depreciation and amortization	(4,855,738,810)	(277,211,098)	(24,797,713)	(5,157,747,621)
Net gain on disposal of fixed assets	8,570,351	26,071	—	8,596,422
Share of profits of associates	338,367,089	—	—	338,367,089
Income tax expense	(394,677,285)	(62,774,818)	(12,537)	(457,464,640)

6.	SEGMENT REPORTING (CONT’D)

	China Electric Segment	Singapore Segment	Other segments	Total

30 June 2011
Segment assets	210,416,096,542	30,224,242,043	8,206,647,295	248,846,985,880

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	25,758,123,195	1,056,805,524	3,354,791,140	30,169,719,859

Investment in associates	9,362,177,556	„	989,361,943	10,351,539,499
Investment in jointly controlled entities	160,000,000	„	1,092,571,647	1,252,571,647
Segment liabilities	(160,440,871,305)	(18,383,593,770)	(3,211,711,629)	(182,036,176,704)

31 December 2010
Segment assets	183,608,308,096	27,994,439,495	4,544,366,073	216,147,113,664

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	23,048,297,270	619,372,600	933,980,687	24,601,650,557
Investment in associates	9,103,960,414	—	984,544,767	10,088,505,181
Investment in a jointly controlled entity	—	—	1,058,000,000	1,058,000,000
Segment liabilities	(135,144,758,519)	(17,037,143,869)	(1,163,361,517)	(153,345,263,905)

A reconciliation of segment result to profit before income tax expense is provided as follows:

	For the six months ended 30 June
	2011	2010

Segment result	1,755,057,564	2,640,090,341
Reconciling item:
Loss related to the headquarters	(123,883,416)	(150,947,024)
Investment income from Huaneng Finance	41,335,395	32,399,948
Dividend income from available for sale financial assets investment	65,881,208	63,577,766

Profit before income tax	1,738,390,751	2,585,121,031

6.	SEGMENT REPORTING (CONT’D)

Reportable segments’ assets are reconciled to total assets as follows:

	30 June 2011	31 December 2010

Total segment assets	248,846,985,880	216,147,113,664
Reconciling items:
Investment on Huaneng Finance	600,836,229	560,213,462
Deferred income tax assets	809,089,361	867,182,843
Prepaid income tax	80,214,135	76,429,736
Available-for-sale financial assets and its related dividends receivable	1,857,005,798	1,949,727,308
Other long-term equity investments	274,086,300	274,086,300
Corporate assets	300,689,927	4,077,994,513

Total assets per consolidated balance sheet	252,768,907,630	223,952,747,826

Reportable segments’ liabilities are reconciled to total liabilities as follows:

	30 June 2011	31 December 2010

Total segment liabilities	(182,036,176,704)	(153,345,263,905)
Reconciling items:
Current income tax liabilities	(400,419,036)	(280,917,052)
Deferred income tax liabilities	(1,908,064,749)	(1,605,716,163)
Corporate liabilities	(9,124,396,769)	(7,861,634,657)

Total liabilities per consolidated balance sheet	(193,469,057,258)	(163,093,531,777)

6.	SEGMENT REPORTING (CONT’D)

Other material items:

	Reportable segment totals	Headquarters	Investment income from Huaneng Finance	Total

For the six months ended 30 June 2011

Depreciation and amortization	(5,837,259,506)	(15,439,432)	—	(5,852,698,938)
Share of profits of jointly controlled entities and associates	287,938,852	—	41,335,395	329,274,247
Interest expense	(3,396,091,181)	(114,985,856)	—	(3,511,077,037)
Income tax	(530,462,233)	—	—	(530,462,233)

For the six months ended 30 June 2010
Depreciation and amortization	(5,157,747,621)	(12,107,054)	—	(5,169,854,675)
Share of profits of associates	338,367,089	—	32,399,948	370,767,037
Interest expense	(2,374,619,934)	(123,516,196)	—	(2,498,136,130)
Income tax	(457,464,640)	—	—	(457,464,640)

Geographical information:

(a)	External revenue generated from the following countries:

	For the six moment ended 30 June 2011	For the six months ended 30 June 2010

— PRC	53,845,874,075	41,596,840,647

— Singapore	10,208,271,704	7,257,017,898

	64,054,145,779	48,853,858,545

6.	SEGMENT REPORTING (CONT’D)

Geographical information: (Cont’d)

(b)	Non-current assets (excluding financial assets and deferred income tax assets) are located in the following countries:

	30 June 2011	31 December 2010

— PRC	189,120,554,351	169,317,868,777
— Singapore	23,359,450,558	22,070,397,525

	212,480,004,909	191,388,266,302

The information on the portion of external revenue of the Company and its subsidiaries which generated from sales to major customers of the Company and its subsidiaries which is equal to or more than 10% of external revenue is as follows:

	For the six months ended 30 June 2011		For the six months ended 30 June 2010
	Amount	Proportion	Amount	Proportion

Jiangsu Electric Power Company	7,763,563,910	12%	6,391,899,650	13%
Shandong Power	7,624,606,925	12%	5,824,202,300	12%

7.	RELATED PARTY RELATIONSHIPS AND TRANSACTIONS

(1)	Information of the parent company

(a)	General information of the parent company

Name of entity	Place of registration	Business nature	Type of enterprise	Legal representative

Huaneng Group	Beijing	Investments in power stations,	State-owned enterprise	Cao Peixi
coal, minerals, railways,
transportation, petrochemical,
energy-saving facilities, steel,
timber and related industries

HIPDC	Beijing	Investments, construction and	Sino-foreign equity joint stock	Cao Peixi
		operations of power plants and	limited liability company
development, investments and
operations of other export-
oriented enterprises

The ultimate parent company of the Company is Huaneng Group.

(b)	Registered capital of the parent company and respective changes

Name of entity	Currency	31 December 2010	30 June 2011

Huaneng Group	RMB	20,000,000,000	20,000,000,000
HIPDC	USD	450,000,000	450,000,000

(c)	Shareholding or equity interest held by parties that control /are controlled by the Company and respective changes

	31 December 2010		30 June 2011
Name of entity	Amount	%	Amount	%

Huaneng Group*	2,088,001,203	14.86	2,088,001,203	14.86
HIPDC	5,066,662,118	36.05	5,066,662,118	36.05

*
A wholly-owned subsidiary of Huaneng Group registered in Hong Kong holds approximately 3.70% of the Company’s H share. A wholly-owned subsidiary of Huaneng Group registered in PRC holds approximately 0.09% of the Company’s A shares.

7.	RELATED PARTY RELATIONSHIPS AND TRANSACTIONS (CONT’D)

(2)	Information of subsidiaries

Please refer to Note 4 for the nature and related information of the subsidiaries.

(3)	Information of jointly controlled entities and associates

Please refer to Note 5(11) for the nature and related information of jointly controlled entities and associates.

(4)	Information of other related parties

Names of related parties	Relationship with the Company

Xi’an Thermal Power Research Institute Co., Ltd. ("Xi’an Thermal") and its subsidiaries	A subsidiary of Huaneng Group
Huaneng Energy and Communications Holdings Co., Ltd. ("HEC") and its subsidiaries	A subsidiary of Huaneng Group
Huaneng Hulunbeier Energy Development Company Ltd. ("Hulunbeier Energy")	A subsidiary of Huaneng Group

Huaneng New Energy Industrial Holding Limited Company ("Huaneng New Energy")	A subsidiary of Huaneng Group
Huaneng Group Technology Innovation Center ("Huaneng Group Innovation Center")	A subsidiary of Huaneng Group
Huaneng Guicheng Trust	A subsidiary of Huaneng Group
Huaneng Property Co., Ltd. ("Huaneng Property", formerly known as Huaneng Building Construction and Management Co., Ltd.)	A subsidiary of Huaneng Group
Huaneng Gansu Huating Coal and Power Co., Ltd. ("Huating Coal and Power")	A subsidiary of Huaneng Group
Huaneng Heilongjiang Power Generation Co., Ltd. ("Heilongjiang Power")	A subsidiary of Huaneng Group
Alltrust Property Insurance Co., Ltd. ("Alltrust Insurance")	A subsidiary of Huaneng Group
Hebei Huaneng Industrial Development Limited Liability Company ("Hebei Huaneng Industrial Development")	A subsidiary of Huaneng Group
Inner Mongolia Power Fuel Company ("Inner Mongolia Power")	A subsidiary of Huaneng Group
Huaneng Hainan Power Co., Ltd. ("Hainan Power")	A subsidiary of Huaneng Group
Huaneng Suzhou Thermoelectric Power Co., Ltd. ("Suzhou Thermoelectric")	A subsidiary of Huaneng Group
Huaneng Ruijin Power Co., Ltd. ("Ruijin Power")	A subsidiary of HIPDC
North United Power Coal Transportation and Marketing Co., Ltd. ("North United Power")	A subsidiary of Huaneng Group
Huaneng Wuhan Power Co., Ltd. ("Wuhan Power")	A subsidiary of Huaneng Group
Huaneng Chaohu Power Generation Co., Ltd. ("Chaohu Power")	A subsidiary of Huaneng Group
Huaneng Yantai Power Generation Co., Ltd. ("Yantai Power")	A subsidiary of Huaneng Group
China Huaneng Group Fuel Co., Ltd. ("Huaneng Group Fuel Company")	A subsidiary of Huaneng Group
Huaneng Tibet Power Generation Co., Ltd. ("Tibet Power")	A subsidiary of Huaneng Group
Huaneng Shandong Power Generation Co., Ltd. ("Shandong Power")	A subsidiary of Huaneng Group

7.	RELATED PARTY RELATIONSHIPS AND TRANSACTIONS (CONT’D)

(5)	Related party transactions

(a)	Related party transactions

Related party	The type of related party transactions	The nature of related party transactions	For the six months ended 30 June 2011 Amount	For the six months ended 30 June 2010 Amount

HIPDC	Rental service on land use rights	Rental charge on land use rights of Huaneng Nanjing Power Plant	667,093	667,093
	Rental fees	Rental charge on office building	300,000	8,966,667
	Service on transmission and transformer facilities	Service fees expenses on transmission and transformer facilities	70,385,525	70,385,525

Huaneng Group	Entrusted loans	Interest expense on long-term loans	17,949,167	18,220,667
	Service charge	Training charge	37,000	—
Huaneng Property	Rental fees	Rental charge on office building	43,529,754	21,764,877
Huating Coal and Power	Coal purchase	Purchase of coal	1,083,874,501	772,556,608
Huaneng Finance	Long-term loans	Interest expense on long-term loans	5,935,450	5,620,050
	Short-term loans	Interest expense on short-term loans	19,399,293	4,678,110
	Short-term loans	Drawdown of short-term loans	675,000,000	275,000,000
Ruijin Power	Coal sales	Sales of Coal	201,743,953	208,362,128
Huaneng New Energy	Long-term loans	Interest expense on long-term loans		3,922,034
Huaneng Guicheng Trust	Short-term loan	Interest expense on short-term loans	95,595,719	2,501,158
	Short-term loan	Drawdown of short-term loans	3,000,000,000	1,180,000,000
HEC and its subsidiaries	Coal purchase	Purchase of coal and transportation service	146,871,849	911,655,908
	Equipment purchase	Purchase of equipments and products	51,209,115	379,088,038
Time Shipping*	Coal purchase	Purchase of coal	49,045,245	—
	Service charge	Transportation service	649,464,381	—

7.	RELATED PARTY RELATIONSHIPS AND TRANSACTIONS (CONT’D)

(5)	Related party transactions (Cont’d)

(a)	Related party transactions (Cont’d)

Related party	The type of related party transactions	The nature of related party transactions	For the six months ended 30 June 2011 Amount	For the six months ended 30 June 2010 Amount

Xi’an Thermal and its subsidiaries	Technology services	Information and technology supporting service	38,119,784	85,673,641
	Equipment purchase	Purchase of equipments and products	7,084,096	30,893,305
Hulunbeier Energy	Coal purchase	Purchase of coal	325,398,560	415,977,194

Lime Company	Lime purchase	Purchase of lime	65,192,116	54,934,778

Heilongjiang Power	Service charge	Service fee relating to equipment purchase	—	520,000
Inner Mongolia Power	Coal purchase	Purchase of coal	—	25,615,491
Heibei Huaneng Industrial Development	Coal purchase	Purchase of coal	—	8,333,087

*
In December 2010, the Company acquired 50% equity interest of Time Shipping from HEC. As a result, transaction between the Company and Time Shipping for the six months ended 30 June 2011 were disclosed separately instead of included in transactions between the Company and HEC for the six months ended 30 June 2010.

7.	RELATED PARTY RELATIONSHIPS AND TRANSACTIONS (CONT’D)

(5)	Related party transactions (Cont’d)

(a)	Related party transactions (Cont’d)

Related party	The type of related party transactions	The nature of related party transactions	For the six months ended 30 June 2011 Amount	For the six months ended 30 June 2010 Amount

Alltrust Insurance	Property insurance	Insurance fees	78,383,329	28,628,887
Rizhao Power Company	Coal purchase	Purchase of coal	1,242,250,921	1,116,464,645
	Coal sales	Sales of coal	242,149,542	—
	Material purchase	Purchase of materials	15,715,856	—
	Electricity purchase	Purchase of electricity	2,760,183	—
	Electricity sales	Sales of electricity for heating	1,793,146	—
Hainan Power	Coal sales	Sales of coal	—	71,525,835
Suzhou Thermoelectric	Coal sales	Sales of coal	23,044,774	46,974,670
North United Power	Coal purchase	Purchase of coal	126,561,210	—
Wuhan Power	Coal sales	Sales of coal	74,335,523	—
Chaohu Power	Coal purchase	Purchase of coal	48,860,486	—
Yantai Power	Coal purchase	Purchase of coal	14,988,744	—
Huaneng Group Innovation Center	Technology services	Information and technology supporting service	1,360,000	—
Shandong Power	Petroleum sales	Sales of petroleum	71,511	—
Huaneng Group Fuel Company	Coal purchase	Purchase of coal	190,402,154	—

The related party transactions of the Company and its subsidiaries adopt the negotiated contract price based on market conditions.

Please refer to Note 5(28) for details of long-term loans on-lent from Huaneng Group through Huaneng Finance to the Company and its subsidiaries.

Please refer to Note 5(28) for details of the long-term bank loans of the Company and its subsidiaries guaranteed by HIPDC and Huaneng Group.

Please refer to Note 5(19) and 5(28) for details of short-term loans and long-term loans from Huaneng Finance and Huaneng Guicheng Trust to the Company and its subsidiaries.

7.	RELATED PARTY RELATIONSHIPS AND TRANSACTIONS (CONT’D)

(5)	Related party transactions (Cont’d)

(b)	Senior management’ emolument

	For the six months ended 30 June 2011	For the six months ended 30 June 2010

Senior management’ emolument	4,279,000	3,886,000

(6)	Cash deposits in a related party

	30 June 2011	31 December 2010

Current deposits in Huaneng Finance	2,139,222,823	1,774,737,704

As at 30 June 2011, the annual interest rates for these current deposits placed with Huaneng Finance ranged from 0.36% to 1.81% (31 December 2010: from 0.36% to 1.35%).

7.	RELATED PARTY RELATIONSHIPS AND TRANSACTIONS (CONT’D)

(7)	Receivables from and payables to related parties

	30 June 2011		31 December 2010
	Carrying amount	Percentage attributable to related balance	Carrying amount	Percentage attributable to related balance

Prepayments
Prepayments to Huaneng Group	37,000	—	—	—
Prepayments to subsidiaries of Huaneng Group	4,939,786	0.32%	2,247,750	0.18%
Prepayments to Rizhao Power Company	60,751,976	3.98%	73,368,050	5.97%
Other receivables
Receivables from Huaneng Group	41,700	—	—	—
Receivables from subsidiaries of Huaneng Group	71,765,879	5.01%	216,457,950	13.15%
Receivables from Rizhao Power Company	213,156,155	14.89%	19,118,470	1.16%
Construction In Progress
Prepayments to subsidiaries of Huaneng Group	8,707,529	0.03%	6,449,335	0.03%
Construction materials
Prepayments to subsidiaries of Huaneng Group	161,718,360	3.96%	118,807,771	1.98%
Accounts payable
Payables to subsidiaries of Huaneng Group	566,642,485	7.20%	436,410,388	8.17%
Payables to Time Shipping	272,132,487	3.46%	109,877,034	2.06%
Payables to Lime Company	15,389,923	0.20%	11,662,564	0.22%
Advances from customer
Advances from a subsidiary of Huaneng Group	—	—	33,930,621	24.64%
Interest payables
Interest payables on loans from Huaneng Group	19,374,688	2.99%	1,425,521	0.25%
Interest payables on loans from a subsidiary of Huaneng Group	6,204,834	0.96%	4,513,905	0.78%
Interest payables on loans from Huaneng Finance	1,247,117	0.19%	1,497,651	0.26%
Other payables
Payables to HIPDC	67,063,522	0.44%	33,844,343	0.28%
Payables to Huaneng Group	462,593	—	468,093	—
Payables to subsidiaries of Huaneng Group	117,012,756	0.77%	104,643,224	0.85%
Payables to Time Shipping	134,855	—	134,855	—
Other current liabilities
Payables to a subsidiary of Huaneng Group	—	—	40,000,000	0.74%

The receivables and payables with related parties above were unsecured, not guaranteed and interest free.

In addition, please refer to Notes 5(19) and 5(28) for loans borrowed from related parties.

7.	RELATED PARTY RELATIONSHIPS AND TRANSACTIONS (CONT’D)

(8)	Related party commitments

Related party commitments which were contracted but not recognized in balance sheet as at balance sheet date are as follows:

(a)	Capital commitments

	30 June 2011	31 December 2010

Xi’an Thermal and its subsidiaries	82,695,257	77,895,110
HEC and its subsidiaries	207,023,493	207,571,018
Time Shipping	35,000,000	—

	324,718,750	285,466,128

(b)	Fuel purchase commitments

	30 June 2011	31 December 2010

Time Shipping	282,452,117	480,697,547
Inner Mongolia Power		65,320,261
North United Power		62,406,104
Hulunbeier Energy		17,974,056
HEC and its subsidiaries	470,748,231	891,749,214
Huaneng Group Fuel Company	5,062,179	—
Huating Coal and Power	2,926,982,364	—

	3,685,244,891	1,518,147,182

(c)	Operation lease commitments

	30 June 2011	31 December 2010

HIPDC	111,805,467	114,391,755
Huaneng Property	88,851,804	21,764,877

	200,657,271	136,156,632

8.	CONTINGENT LIABILITY

	30 June 2011
Item	The Company and its subsidiaries	The Company

Guarantees on the long-term bank loans of TPG	—	15,889,221,292

Guarantees on the long-term bank loans above had no significant financial impact on the operations of the Company.

9.	COMMITMENTS

(1)	Capital commitments

Expenditure on construction projects which mainly relate to the construction of new power projects and renovation projects which were contracted but not recognized in Balance Sheet as at 30 June 2011 amounted to approximately RMB22.584 billion (31 December 2010: RMB23.894 billion).

(2)	Operating lease commitments

The Company entered into various operating lease arrangements for land and buildings. Total non-cancellable future minimum lease payments for these operating leases are as follows:

	30 June 2011	31 December 2010

Land and buildings
Within 1 year	20,539,570	14,566,044
1–2 years	24,151,314	15,013,015

2–3 years	27,180,857	19,563,052
Over 3 years	1,218,812,048	827,883,526

	1,290,683,789	877,025,637

9.	COMMITMENTS (CONT’D)

(2)	Operating lease commitments (Cont’d)

In addition, in accordance with a 30-year operating lease agreement signed by Huaneng Dezhou Power Plant ("Dezhou Power Plant") and Shandong Land Bureau for the land occupied by Dezhou Power Plant Phases I and II in June 1994, annual rental amounted to approximately RMB30 million effective from June 1994 and is subject to revision at the end of the fifth year from the contract date. Thereafter, the annual rental is subject to revision once every three years. The increment for each rental revision is restricted to no more than 30% of the annual rental amount of prior year.

(3)	Fuel purchase commitments

As at 30 June 2011, commitments related to coal purchase contracts of the Company and its subsidiaries amounted to approximately RMB39.044 billion (31 December 2010: RMB13.107 billion).

The Company and its subsidiaries have signed a series of long-term fuel supply arrangement, in order to secure fuel supply until 2028. There are minimum purchase volume and termination terms. These arrangements include:

		30 June 2011		31 December 2010
	Period	Purchase volume	Expected unit price	Purchase volume	Expected unit price
			RMB		RMB

PetroChina Company Limited	2011–2023	4.869 million M3/year	1.63/ M3	4.869 million M3/year	1.63/ M3

Other suppliers	2011–2013	175.1BBtu*/day	100,000/BBtu	175.1BBtu*/ day	100,000/BBtu
	2014	90.0BBtu/day	100,000/BBtu(i)	82.5BBtu/day	100,000/BBtu(i)
	2015–2023	72.4BBtu/day	(i)	64.9BBtu/day	(i)
	2024–2028	49.9BBtu/day	(i)	42.4BBtu/day	(i)

*	BBtu: Billion British Thermal Unit

(i)
No unit cost in formation is available for one of fuel supply arrangements of subsidiaries of the Company, with day purchase quantities of 72.4BBtu, 72.4BBtu and 49.9BBtu during respective period categories of 2014, 2015-2023 and 2024-2028.

10.	NOTES TO THE COMPANY ONLY FINANCIAL STATEMENTS

(1)	Accounts receivable

	30 June 2011	31 December 2010

Accounts receivable	5,871,033,929	5,186,802,524
Less: Provision for doubtful accounts		—

	5,871,033,929	5,186,802,524

(a)	The ageing analysis of accounts receivable is as follows:

	30 June 2011	31 December 2010

Within 1 year	5,871,033,929	5,186,802,524
1–2 years		—

	5,871,033,929	5,186,802,524

(b)	As at 30 June 2011, there was no accounts receivable from shareholders who held 5% or more of the equity interest in the Company (31 December 2010: Nil).

(c)
As at 30 June 2011, accounts receivable (within one year and no provision) of the Company approximately RMB2,477,253,481 (31 December 2010: RMB1,513,050,207) was secured to a bank as collateral against a short-term loan of RMB2,382,195,429 (31 December 2010: RMB1,389,449,751)

10.	NOTES TO THE COMPANY ONLY FINANCIAL STATEMENTS (CONT’D)

(2)	Other receivables

	30 June 2011	31 December 2010

Receivable from Administration Center of Housing Fund for sales of staff quarters	14,984,890	14,984,890
Staff advances	11,482,210	6,476,822
Services fees from subsidiaries and prepayments to projects	100,213,989	75,760,037
Prepayments for investment	49,090,000	436,440,000
Receivables from subsidiaries for repairs and maintenance services rendered	21,145,067	11,121,050
Receivables from subsidiaries for fuel and materials	225,184,157	225,081,621
Receivables from subsidiaries for interests and prepayments for subsidiaries	209,182,467	164,921,273
Others	296,156,790	307,308,175

	927,439,570	1,242,093,868
Less: Provision for doubtful accounts	(17,812,730)	(17,812,730)

	909,626,840	1,224,281,138

10.	NOTES TO THE COMPANY ONLY FINANCIAL STATEMENTS (CONT’D)

(2)	Other receivables (Cont’d)

(a)	The ageing analysis of other receivable is as follows:

	30 June 2011	31 December 2010

Within 1 year	402,444,919	783,566,189
1–2 years	386,049,692	309,409,090
2–3 years	55,930,074	97,570,498
3–4 years	39,492,406	250,898
4–5 years	3,570,424	11,406,022
Over 5 years	39,952,055	39,891,171

	927,439,570	1,242,093,868

(b)	As at 30 June 2011, there was no other receivable from shareholders who held 5% or more of the equity interest in the Company (31 December 2010: Nil).

(3)	Long-term equity investments

	30 June 2011	31 December 2010

Subsidiaries (a)	34,738,816,859	26,247,174,851
Jointly controlled entities	1,092,571,647	1,058,000,000
Associates	10,923,341,528	10,620,451,730
Other long-term equity investments	269,890,133	269,890,133

	47,024,620,167	38,195,516,714
Less: Impairment provision for long-term equity investments	(214,940,210)	(214,940,210)

	46,809,679,957	37,980,576,504

10.	NOTES TO THE COMPANY ONLY FINANCIAL STATEMENTS (CONT’D)

(3)	Long-term equity investments (Cont’d)

(a)	Long-term equity investments in subsidiaries

	The initial investment cost	31 December 2010	Addition of current Period	Reclassified to held for sale assets	30 June 2011	Provision	Provision of current period	Reclassified to held for sale assets	Dividends declared

Weihai Power Company	828,241,793	718,241,793	110,000,000	—	828,241,793	—	—	—	—
Huaiyin Power Company	760,884,637	760,884,637	—	—	760,884,637	(208,851,967)	—	—	—
Huaiyin II Power Company	592,403,600	592,403,600	—	—	592,403,600	—	—	—	—
Taicang Power Company	474,896,560	474,896,560	—	—	474,896,560	—	—	—	—
Taicang II Power Company	603,110,000	603,110,000	—	—	603,110,000	—	—	—	—
Qinbei Power Company	1,169,725,722	1,169,725,722	—	—	1,169,725,722	—	—	—	—
Yushe Power Company	374,449,895	374,449,895	—	—	374,449,895	—	—	—	—
Luohuang Power Company	1,281,418,249	1,281,418,249	—	—	1,281,418,249	—	—	—	—
Yueyang Power Company	702,984,838	682,984,838	20,000,000	—	702,984,838	—	—	—	(8,651,733)
Xindian II Power Company	442,320,000	442,320,000	—	—	442,320,000	—	—	—	—
Shanghai Combined Cycle Power Company	489,790,000	489,790,000		—	489,790,000	—	—	—	—
Pingliang Power Company	946,317,154	946,317,154	—	—	946,317,154	—	—	—	—
Jinling Power Company	1,288,640,502	1,288,640,502	—	—	1,288,640,502	—	—	—	—
Fuel Company	200,000,000	200,000,000	—	—	200,000,000	—	—	—	—
SinoSing Power	7,841,267,424	7,841,267,424	—	—	7,841,267,424	—	—	—	—
Shidongkou Power Company	495,000,000	495,000,000	—	—	495,000,000	—	—	—	—
Daditaihong	192,142,000	192,142,000	—	—	192,142,000	—	—	—	—

Nantong Power Company	546,000,000	546,000,000	—	—	546,000,000	—	—	—	—
Yingkou Port	360,117,500	360,117,500	—	—	360,117,500	—	—	—	—
Xiangqi Hydropower	210,000,000	180,000,000	30,000,000	—	210,000,000	—	—	—	—
Qidong Wind Power	173,284,837	173,284,837	—	—	173,284,837	—	—	—	—
Beijing Cogeneration	856,616,953	776,926,953	79,690,000	—	856,616,953	—	—	—	(58,444,803)

10.	NOTES TO THE COMPANY ONLY FINANCIAL STATEMENTS (CONT’D)

(3)	Long-term equity investments (Cont’d)

(a)	Long-term equity investments in subsidiaries (Cont’d)

	The initial investment cost	31 December 2010	Addition of current period	Reclassified to held for sale assets	30 June 2011	Provision	Provision of current period	Reclassified to held for sale assets	Dividends declared

Yangliuqing Power Company	798,935,936	798,935,936	—	—	798,935,936	—	—	—	—
Yingkou Cogeneration	830,000,000	830,000,000	—	—	830,000,000	—	—	—	—
Zhuozhou Liyuan	5,000,000	5,000,000	—	—	5,000,000	—	—	—	—
Zuoquan Coal-fired Power Company	610,786,200	520,786,200	90,000,000	—	610,786,200	—	—	—	—
Kangbao Wind Power	370,000,000	343,720,000	26,280,000	—	370,000,000	—	—	—	—
Jiuquan Wind Power	2,224,757,562	1,853,357,551	371,400,011	—	2,224,757,562	—	—	—	—
Rudong Wind Power	22,950,000	22,950,000	—	—	22,950,000	—	—	—	—
Wafangdian Wind Power	92,630,000	62,630,000	30,000,000	—	92,630,000	—	—	—	—
Changtu Wind Power	50,000,000	50,000,000	—	—	50,000,000	—	—	—	—
Haimen Port	20,000,000	10,000,000	10,000,000	—	20,000,000	—	—	—	—
Qingdao Port	455,963,800	455,963,800	—	—	455,963,800	—	—	—	—
Sea Transportation Company	155,895,400	155,895,400	—	—	155,895,400	—	—	—	—

Jilin Biological	211,236,400	139,886,400	71,350,000	(211,236,400)	„	—	(33,583,200)	33,583,200	—
Zhanhua Cogeneration	408,127,900	408,127,900	—	—	408,127,900	—	—	—	—
Diandong Energy	4,648,196,000	—	4,648,196,000	—	4,648,196,000	—	—	—	—
Yuwang Energy	1,697,983,200	—	1,697,983,200	—	1,697,983,200	—	—	—	—
Suzihe	50,000,000	—	50,000,000	—	50,000,000	—	—	—	—
Luoyuanwan Harbour	982,071,397	—	982,071,397	—	982,071,397	—	—	—	—
Luoyuanwan Pier	118,293,800	—	118,293,800	—	118,293,800	—	—	—	—
Ludao Pier	284,614,000	—	284,614,000	—	284,614,000	—	—	—	—
Taicang Port	83,000,000	—	83,000,000	—	83,000,000	—	—	—	—

		26,247,174,851	8,702,878,408	(211,236,400)	34,738,816,859	(208,851,967)	(33,583,200)	33,583,200	(67,096,536)

10.	NOTES TO THE COMPANY ONLY FINANCIAL STATEMENTS (CONT’D)

(4)	Operating revenue and operating cost

	For the six months ended 30 June 2011		For the six months ended 30 June 2010
	Revenue	Cost	Revenue	Cost

Principal operations	27,898,829,053	25,014,952,304	24,703,902,065	21,855,534,602
Other operations	95,853,168	22,814,999	67,727,619	37,249,982

Total	27,994,682,221	25,037,767,303	24,771,629,684	21,892,784,584

The principal operations of the Company are mainly sales of power and heat.

(5)	Investment income

	For the six months ended 30 June 2011	For the six months ended 30 June 2010

Gains from available-for-sale financial assets	65,881,208	63,577,766
Shares of net profit of investees accounted for under equity method	328,506,961	370,039,462
Dividends declared by investees accounted for under cost method	67,096,536	324,683,850

	461,484,705	758,301,078

10.	NOTES TO THE COMPANY ONLY FINANCIAL STATEMENTS (CONT’D)

(6)	Other comprehensive loss

	For the six months ended 30 June 2011	For the six months ended 30 June 2010

Available-for-sale financial assets
— Loss in current period	(92,721,510)	(212,962,421)
Less: Income tax impact	23,180,378	53,240,605

Subtotal	(69,541,132)	(159,721,816)

Shares in investees’ other comprehensive loss under equity method	(2,274,335)	(35,524,406)

Less: Income tax impact	237,543	8,440,922

Subtotal	(2,036,792)	(27,083,484)

Hedging instruments of cash flow hedge loss	(55,048,421)	(187,862,217)
Less: Transfer from other comprehensive income recorded to the income statements in current period	37,861,850	40,438,670
Less: Income tax impact	4,296,643	36,855,887

Subtotal	(12,889,928)	(110,567,660)

Total	(84,467,852)	(297,372,960)

Supplemental To The Financial Statements (Unaudited)
For the six months ended 30 June 2011
(All amounts are stated in RMB Yuan unless otherwise stated)

1.	DETAILS FOR NON-RECURRING ITEMS

	For the six months ended 30 June 2011	For the six months ended 30 June 2010

Net (loss)/gain from disposal of non-current assets	(12,339,258)	8,596,422
Government grants recorded in the profit and loss	224,345,782	211,248,070
The gain on fair value change of held-for-trading financial assets and liabilities (excluding effective hedging instruments related to operating activities of the Company) and disposal of held-for-trading financial assets and liabilities and available-for-sale financial assets	10,993,317	3,578,740
Reversal of provision for doubtful accounts receivable individually tested for impairments	„	(163,077)
Non-operating income and expenses excluding items above	1,928,073	(15,460,466)
Other non-recurring items	(31,936,307)	—

	192,991,607	207,799,689

Impact of tax	(30,918,295)	(30,587,471)
Impact of minority interests (after Tax)	(46,667,733)	(36,525,986)

	115,405,579	140,686,232

Basis of preparing breakdown of non-recurring items

In accordance with "Interpretation on Information Disclosures of Listed Companies No.1 - Non-recurring Items [2008]" promulgated by China Securities Regulatory Commission, non-recurring items refer to those transactions or events which do not directly relate to business operations or those which relate to business operations but will distort the appropriate judgment made by the user of financial statements on the operating performance and profitability of the Company due to their special and non-recurring nature.

2.	FINANCIAL STATEMENTS RECONCILIATION

The financial statements, which are prepared by the Company and its subsidiaries in conformity with the Accounting Standards for Business Enterprises ("PRC GAAP"), differ in certain respects from that of IFRS. Major impact of adjustments for IFRS, on the net consolidated profit and net assets of the Company, are summarized as follows:

	Net Profit		Net Assets
	For the six months ended 30 June 2011	For the six months ended 30 June 2010	30 June 2011	31 December 2010

Under PRC GAAP	1,178,723,810	2,025,963,723	51,273,801,498	52,891,269,202

Impact of IFRS adjustments:
Effect of reversal of the recorded amounts received in advance of previous years (a)	—	—	(819,478,392)	(819,478,392)
Amortization of the difference in the recognition of housing benefits of previous years (b)	(1,551,959)	(11,378,749)	(131,903,311)	(130,351,352)
Difference on depreciation related to borrowing costs capitalized in previous years (c)	(15,003,186)	(14,846,399)	359,406,261	374,409,447
Differences in accounting treatment on business combinations under common control (d)	—	—	3,574,683,853	3,574,683,853
Difference in depreciation and amortization of assets acquired in business combinations under common control (d)	(146,996,836)	(208,850,165)	(1,501,893,627)	(1,354,896,791)
Others	35,220,673	26,491,320	(121,303,863)	(132,733,257)
Applicable deferred income tax impact of the GAAP differences above (e)	30,647,943	36,830,745	85,270,121	54,622,178
Profit attributable to minority interests on the adjustments above	49,852,051	78,252,129	(618,540,140)	(668,392,193)

Under IFRS	1,130,892,496	1,932,462,604	52,100,042,400	53,789,132,695

2.	FINANCIAL STATEMENTS RECONCILIATION (CONT’D)

(a)	Effect of recording the amounts received in advance of previous years

In accordance with the tariff setting mechanism applicable to certain power plants of the Company in previous years, certain power plants of the Company receive payments in advance in the previous years (calculated at 1% of the original cost of fixed assets) as the major repair and maintenance cost of these power plants. Such receipts in advance are recognized as liabilities under IFRS and are recognized as revenue when the repairs and maintenance is performed and the liabilities are extinguished. In accordance with PRC GAAP, when preparing the financial statements, revenue is computed based on actual power sold and the tariff currently set by the State, no such amounts are recorded.

(b)	Difference in the recognition of housing benefits to the employees of the Company and its subsidiaries in previous years

The Company and its subsidiaries once provided staff quarters to the employees of the Company and its subsidiaries and sold such staff quarters to the employees of the Company and its subsidiaries at preferential prices set by the local housing reform office. Difference between cost of the staff quarters and proceeds from the employees represented the housing losses, and was borne by the Company and its subsidiaries.

Under Previous Accounting Standards and Accounting System ("Previous PRC GAAP") , in accordance with the relevant regulations issued by the Ministry of Finance, such housing losses incurred by the Company and its subsidiaries are fully charged to non-operating expenses in previous years. Under IFRS, such housing losses incurred by the Company and its subsidiaries are recognized on a straight-line basis over the estimated remaining average service lives of the employees.

(c)	Effect of depreciation on the capitalization of borrowing costs in previous years

In previous years, under Previous PRC GAAP, the scope of capitalization of borrowing costs was limited to specific borrowings, and thus, borrowing costs arising from general borrowings were not capitalized. In accordance with IFRS, the Company and its subsidiaries capitalized borrowing on general borrowing used for the purpose of obtaining qualifying assets in addition to the capitalization of borrowing costs on specific borrowings. From 1 January 2007 onwards, the Company and its subsidiaries adopted PRC GAAP No. 17 prospectively, the current adjustments represent the related depreciation on capitalized borrowing costs included in the cost of related assets under IFRS in previous years.

2.	FINANCIAL STATEMENTS RECONCILIATION (CONT’D)

(d)	Differences in accounting treatment on business combinations under common control

Huaneng Group is the parent company of HIPDC, which in turn is also the ultimate parent of the Company. The Company carried out a series of acquisitions from Huaneng Group and HIPDC in previous years. As the acquired power companies and plants and the Company were under common control of Huaneng Group before and after the acquisitions, such acquisitions are regarded as business combinations under common control.

In accordance with PRC GAAP, under common control business combination, the assets and liabilities acquired in business combinations are measured at the carrying amounts of the acquirees on the acquisition date. The difference between carrying amounts of the net assets acquired and the consideration paid is adjusted to equity account of the acquirer. The operating results for all periods presented are retrospectively restated as if the current structure and operations resulting from the acquisition had been in existence since the beginning of the earliest year presented, with financial data of previously separate entities consolidated. The cash consideration paid by the Company is treated as an equity transaction in the year of acquisition.

For the business combination occurred prior to 1 January 2007, in accordance with Previous PRC GAAP, when equity interests acquired is less than 100%, the assets and liabilities of the acquirees are measured at their carrying amounts. The excess of consideration over the proportionate share of the carrying amounts of the net assets acquired was recorded as equity investment difference and amortized on a straight-line basis for not more than 10 years. When acquiring the entire equity, the entire assets and liabilities are accounted for in a method similar to purchase accounting. Goodwill arising from such transactions is amortized over the estimated useful lives on a straight-line basis. On 1 January 2007, in accordance with PRC GAAP, the unamortized equity investment differences and goodwill arising from business combinations under common control were written off against undistributed profits.

Under IFRS, the Company and its subsidiaries adopted the purchase method to account for the acquisitions above. The assets and liabilities acquired in acquisitions were recorded at fair value by the acquirer. The excess of acquisition cost over the proportionate share of fair value of net identifiable assets acquired was recorded as goodwill. Goodwill is not amortized but is tested annually for impairment and carried at cost less accumulated impairment losses. The operating results of the acquirees are consolidated in the operating results of the Company and its subsidiaries from the acquisition dates onwards.

As mentioned above, the differences in accounting treatment under PRC GAAP and IFRS on business combinations under common control affect both equity and profit. Meanwhile, due to different measurement basis of the assets acquired, depreciation and amortization in the period subsequent to the acquisition will be affected which will also affect the equity and profit or loss upon subsequent disposals of such investments.

2.	FINANCIAL STATEMENTS RECONCILIATION (CONT’D)

(e)	Deferred income tax impact on GAAP differences

This represents related deferred income tax impact on the GAAP differences above where applicable.

3.	RETURN ON NET ASSETS AND EARNINGS PER SHARE

	Weighted average		Earnings per share (RMB/Share)
	return on net assets (%)		Basic earnings per share		Diluted earnings per share
	For the six months ended 30 June		For the six months ended 30 June		For the six months ended 30 June
	2011	2010	2011	2010	2011	2010

Net profit attributable to shareholders of the Company	2.23	5.01	0.08	0.17	0.08	0.17
Net profit attributable to shareholders of the Company (excluding non-recurring items)	2.01	4.66	0.08	0.16	0.08	0.16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Gu Biquan
	Name:	Gu Biquan
	Title:	Company Secretary

Date:    August 22, 2011